
13003763

2013 ANNUAL REPORT

Growth on the Horizon


unfi
DRIVEN BY NATURE


growth
ON THE HORIZON

If I had to sum up UNFI in one word, I'd choose growing — from our top line to our bottom line, our philanthropy, our commitment to reducing our carbon footprint, our construction of new buildings, our development of exemplary talent and much more.

More often than not, CEO annual report letters tend to be a recap of the past fiscal year — the numbers, the benchmarks and the accomplishments. As I look back on fiscal 2013 and look ahead to fiscal 2014 and beyond, I see UNFI building its businesses to support increasing consumer demand over the next decade. What UNFI accomplished this past year marks the beginning of what will be an ongoing process. The initiatives we launched will evolve and expand in the coming years, and ultimately contribute to our growth and ability to better serve our customers.

What's most impressive about the improvements we've made is the breadth and depth of the projects we've either initiated or built upon. I see this running through several key areas of our business: our technology and processes, capital projects, associate development and culture.

UNFI's ability to grow and keep pace with the rapid expansion of the organic and natural foods industry relies heavily on our ability to enhance our operational excellence now. This report will speak in more detail about specific initiatives, but I'd like to briefly highlight a few here.

We continue to make immense progress on our Thrive initiative. For anyone not familiar with Thrive, it encompasses multiple projects across several functional areas of our company. It focuses on process improvement, supported by technology, with the goal of enhancing our efficiency and improving our customer experience.

The Thrive projects we've made progress on in the past year include Inventory Optimization, a sophisticated program that allows UNFI to use advanced forecasting models to predict inventory needs and ensure product availability, our Transportation Management System, which now provides logistics teams across the country with improvements in carrier selection, inbound fleet management and load planning, and our Warehouse Management System, which allows UNFI associates to optimize distribution center productivity and service level. Also, included in Thrive are our Enterprise Information Management system, designed to create standardized item numbers for our organization, our suppliers and our customers, and Engineered Labor Standards, which will improve our production environment and efficiency.

Complementing the improvements we're making to our processes are the investments we're making in capital projects, including our distribution centers under construction in Racine, Wisconsin, and Hudson Valley, New York. UNFI is taking a strategic and tactical look at new building projects. We're analyzing markets where we see growth potential and the need for increased service levels, and locating new DCs in those areas. We know this is essential to our ability to keep pace with industry expansion and to continue to provide the high level of customer service we're known for.

As we grow, UNFI will need the right people in place to lead our company into new territory. I believe in growing with UNFI people — associates who have been with the company, have vast institutional knowledge and are excited to take on new



and challenging opportunities. That's why I'm so excited about the new associate development programs we've rolled out in the past fiscal year.

In late fiscal 2013, we announced our new performance teams initiative. Performance teams are our way of giving up-and-coming UNFI talent the experience of managing profit and loss and developing their skillsets for roles of increasing responsibility. Through this program, associates are being placed on teams led by members of the leadership team to oversee the performance of specific geographic areas. It's the perfect way to remain focused on national metrics, while at the same time developing our talent.

The last point I want to touch on is probably the most important: the UNFI culture. When I meet new people, many ask me what I focus on most as the CEO of a Fortune 500 company. I'm sure some think it's dollars and cents or spread sheets. But the truth is most of my energy is devoted to developing our culture —a sense of purpose, a commitment to a common goal and an atmosphere of camaraderie and respect.

In the five years I've been with UNFI, I've seen our company's commitment to sustainability and philanthropy expand tremendously. Take a look at the past year alone: we launched a philanthropic foundation dedicated to promoting healthy, sustainable and organic food systems, while launching a 4,676 panel solar array in Moreno Valley, California. Our individual DCs are participating in numerous volunteer projects, from Habitat for Humanity to ecological restoration projects to a composting program in our Providence headquarters.

When UNFI's longtime CEO and current Board of Directors Chairman, Michael Funk, founded one of the companies that would eventually form UNFI, he set a very high standard for integrity and a commitment to being vigilant caretakers of the environment. The motto he chose was *"To Boldly Go Where No Distributor Has Gone Before."* A lot has changed in the more than four decades that have passed since then, but UNFI's core values remain the same.

Our company is still driven to find new and better ways to bring more organic and natural foods to more tables. We want to be the company that leads the way into a period of what many say will be unprecedented growth in our industry.

I'm proud of our accomplishments during fiscal 2013 and look forward to continued prosperity for all of our constituents in our incredible organic and natural foods industry.



— Steven L. Spinner,

President and CEO

New Construction

Denver, Colorado



UNFI is currently pursuing LEED® Gold certification on its new Denver distribution facility. LEED® is a third party certification program and a nationally accepted benchmark for the design, construction and operation of high performance green buildings. The design and materials were engineered with sustainability in mind. A great deal of environmental and sustainable experience was put to work on this project which will result in decreased water consumption, lower waste and high efficiency electrical systems.
Here are just a few features:

- CO_2 refrigeration system, which is both more efficient and safer for our associates and our environment when compared to ammonia or Freon systems
- Entire warehouse receiving and shipping dock refrigerated at 38 degrees ensuring UNFI cold chain integrity
- Energy reduction of 50% when compared to a typical building of similar size and function
- 20% of all building materials made with recycled content
- Total water use reduction of 50% when compared to a typical building of similar size and function
- 100% of all office equipment and appliances in the building are Energy Star rated
- 100% of wood installed is Forest Stewardship Council (FSC) Certified
- Low emission wall and surface coverings
- Access to Denver commuter rail service
- Built to support potential future solar array

Racine, Wisconsin


unfi

In April 2013, UNFI broke ground on a new 425,000 square foot distribution facility in the village of Sturtevant, Wisconsin. This new distribution center is approximately 70 miles north of Chicago and 30 miles south of Milwaukee and is expected to begin operations in June 2014.

This new distribution center will serve as a distribution hub for retailers in the Chicago and Milwaukee metro markets as well as support our strong growth in the upper Midwest Region. Like Denver, this new distribution center will employ UNFI's substantial knowledge of efficient operating design and sustainable environmental practice. It will also incorporate all of the design features of our Denver distribution center.

Racine will also incorporate UNFI's new Warehouse Management System, which will continue our focus on *"best in class"* service and productivity. As part of our commitment to green initiatives, we plan to pursue LEED® certification for the distribution facility once operations commence.

Hudson Valley, New York



In August of 2013 UNFI began construction in Montgomery, NY, approximately 70 miles north of New York City, just off of Interstate 84. This new distribution center is UNFI's first in New York State and it will allow UNFI to improve its distribution efficiencies and service to the growing metro New York, Long Island and New Jersey markets, while relieving capacity and providing growth opportunities in UNFI's existing northeast facilities.

Hudson Valley will be the second largest distribution center in the UNFI network at 550,000 square feet and will also feature CO_2 refrigeration systems, robust refrigerated cooler and freezer capacity and increased cold chain integrity. We plan to pursue LEED® certification for this distribution facility once operations commence.

Gilroy, California

UNFI has recently acquired a 53 acre parcel in Gilroy, CA, which is approximately 80 miles southeast of the Bay Area and about 175 miles southwest of our existing distribution center in Rocklin, CA. This will be UNFI's fourth distribution center in California, which represents about 20% of UNFI's revenue and continues to show strong growth.

The first phase of construction for the 430,000 square foot distribution center will begin in August 2014 and operations are projected to commence in September 2015.

Sustainability

Green Power Partnership

The EPA's Green Power Partnership is a voluntary program that encourages organizations to use green power to limit the environmental impact of conventional electricity. Among the more than 1,400 partner organizations are Fortune 500 companies, small to medium sized businesses and local, state and federal governments.

As a member of the Green Power Leadership Club, UNFI proudly utilizes on-site solar arrays, green power purchase agreements with electric power providers and Renewable Energy Certificates (RECs). In the 2012 calendar year, 51.74% of our electricity for facilities in the U.S. came from green power, up from 23.76% in 2011.

Emissions Reduction

Demand for UNFI goods and services has increased substantially in recent years, but so has our commitment to reducing our carbon footprint. We're currently on track to meet the goal we set in 2010 to reduce our CO_2 emissions by 5% in five years. UNFI has continued to invest in industry leading transportation technologies which are delivering success in operational and service efficiencies, while delivering on key sustainability metrics:

- Roadnet – UNFI's route optimization model ensuring efficient and on time customer deliveries
- PeopleNet – our on-board computer system, which not only tracks our trucks in real time, but also reports on miles per gallon, miles per hour, the length of time a truck remains in idle, hard braking, acceleration and driver gear shift performance
- Cooltrax – a wireless temperature monitoring system that provides distribution center transportation managers real time monitoring and alerts of temperature changes in our multi-temp trailers
- Eco-Flaps – installed to reduce aerodynamic drag on the majority of our trucks



When measured against UNFI sales, emissions have gone down considerably over the last four years—from 35.2 to 28.1 metric tons of CO_2-equivalent per every $1 million in sales. That figure drops even further to 21.7 when Renewable Energy Certificates (RECs) purchased by UNFI are taken into account. A REC represents the legal rights to the environmental benefits of 1 megawatt-hour of electricity generated from renewable resources.


Green Design
unfi
DRIVEN BY NATURE
unfi
DRIVEN BY NATURE

Thrive

In fiscal year 2013, UNFI continued to make progress on our Thrive initiative, a multi-year, strategic value chain transformation designed to enhance UNFI technology and improve our customer experience. Thrive projects touch virtually every UNFI business process, while focusing on six key goals:

- Optimizing our customer experience
- Nurturing our purpose and culture
- Transforming our supply chain
- Enhancing our processes
- Reinventing our technology
- Growing our business

An important Thrive initiative is Inventory Optimization and Demand Planning. This sophisticated application allows UNFI to use advanced forecasting models to predict inventory needs to help ensure product availability and increase customer service levels. In June 2013, UNFI went live on this new platform in the six distribution centers comprising our West Region. We expect to roll out the platform to the seven distribution centers in the East Region by June 2014. We are very excited about the success we are seeing from this very important supply chain improvement.

Inventory Reservation will be piloted in February 2014 and will provide UNFI customers with the opportunity to reserve key promotional or holiday inventory needs. Other key projects include our new Transportation Management System, which now provides logistics teams across the country with improvements in carrier selection, inbound fleet management and load planning. Our Warehouse Management system provides UNFI associates with industry class tools and technology to optimize warehouse flow, productivity, accuracy and labor. Warehouse Management is currently live in our Lancaster and Ridgefield facilities and will be part of our new locations in Racine, WI and Hudson Valley, NY. Engineered Labor Standards, deployed in our East Region distribution centers in 2013 and planned for the West in 2014, will improve our production environment and efficiency through set standards customized for each individual distribution center.

Building on our previous successes, UNFI's Enterprise Information Management system will create standardized item numbers for our organization, our suppliers and our customers. Our Thrive initiative is as important as it is ambitious. UNFI believes each Thrive project will help separate us from the competition by ultimately improving our service levels and customer experience.



UNFI Foundation℠

The UNFI Foundation℠ was founded in August 2012 with the goal of promoting healthy, sustainable and organic food production and consumption. In the past year, we have supported numerous organizations whose work matches the Foundation's mission and priorities:

- Increase organic food production and consumption
- Provide research and science to develop organic farming practices
- Organize conferences and collaborative education forums for new and innovative ideas
- Protect the biodiversity of our seed supply, and the stewardship of genetic resources of organic seed
- Promote transparent labeling in our food supply
- Teach sustainable farming practices that promote conservation of resources
- Support organizations that foster the next generation of sustainable and organic farmers
- Utilize resources to provide nutrients and micronutrients among at-risk populations
- Educate consumers on the importance of healthy food choices, and the relationship between food and health

Our grant recipients range from Vitamin Angels, a group that works to expand access to micronutrients among at-risk populations, to the Farmer Veteran Coalition, which provides servicemen and women— many of whom have suffered serious wartime injuries— the training and education they need to start their own farms and organic businesses.

In total, the Foundation distributed $341,852 in grants in the 2013 fiscal year. Our second year has just begun, and we're looking forward to working with previous grant recipients and forging new relationships with other valuable organizations.




Net Sales (000's)
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
'09-'13
CAGR
12.5%
Growth
3,365,857
3,454,900
3,757,139
4,530,015
5,236,021
6,064,355
Fiscal Year 2008 2009 2010 2011 2012 2013
1yr Growth 2.6% 8.7% 20.6% 15.6% 15.8%


Operating Income (000's)
200,000
175,000
150,000
125,000
100,000
75,000
50,000
'09-'13
CAGR
14.9%
Growth
92,479
109,921
114,902
129,681
155,158
185,494
Fiscal Year 2008 2009 2010 2011 2012 2013
1yr Growth 18.9% 4.5% 12.9% 19.6% 19.6%


unfi
DRIVEN BY NATURE

UNITED NATURAL FOODS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 18, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of United Natural Foods, Inc., which will be held on Wednesday, December 18, 2013 at 11:00 a.m. eastern standard time at the Providence Marriott Downtown, 1 Orms Street, Providence, RI 02904, and any adjournments or postponements of the annual meeting. For your convenience, we are also offering you the option to attend the annual meeting on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2013.*

We are holding the annual meeting for the following purposes:

1. To elect two nominees as Class II directors to serve until the 2016 annual meeting of stockholders or, if Proposals 4 and 5 are approved, the 2014 annual meeting of stockholders.
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 2, 2014.
3. To approve, on an advisory basis, our executive compensation.
4. To approve amendments to our Certificate of Incorporation to declassify the Board of Directors.
5. To approve amendments to our Bylaws to declassify the Board of Directors.
6. To consider a stockholder proposal regarding simple majority voting, if properly presented at the annual meeting.
7. To consider a stockholder proposal regarding limitations on accelerated vesting of equity awards upon a change in control, if properly presented at the annual meeting.
8. To transact such other business as may properly come before the annual meeting or any adjournments or postponements of the annual meeting.

These matters are more fully described in the accompanying proxy statement, which is made a part of this notice. We are not aware of any other business to be transacted at the annual meeting.

Only stockholders of record on our books at the close of business on Monday, October 21, 2013 will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. For 10 days prior to the annual meeting, a list of stockholders entitled to vote will be available for inspection at our principal executive offices located at 313 Iron Horse Way, Providence, RI 02908. If you would like to view the stockholder list, please call our Investor Relations Department at (401) 528-8634 to schedule an appointment. The stockholder list will also be available at the annual meeting or on the Internet through the virtual web conference at the beginning of the annual meeting.

In accordance with rules approved by the Securities and Exchange Commission, this year we are again furnishing proxy materials to our stockholders over the Internet. On or about November 6, 2013 we mailed to all stockholders of record as of the close of business on October 21, 2013 a notice containing instructions on how to access our Annual Report to Stockholders, which contains our audited consolidated financial statements for the fiscal year ended August 3, 2013, our proxy statement, proxy card and other items of interest to stockholders on the Internet website indicated in our notice, as well as instructions on how to vote. That notice also provided instructions on how you can request a paper copy of our proxy materials and Annual Report to Stockholders if you desire.

If you do not attend the annual meeting, you may vote your shares via the Internet, by telephone or by completing, dating, signing and promptly returning your proxy card to us in the envelope provided, if you received a paper copy of the proxy card by mail. The proxy materials provide you with details on how to vote by these three methods. **Whether or not you plan to attend the annual meeting, we encourage you to vote in the method that suits you best so that your shares will be voted at the annual meeting.** If you decide to attend the annual meeting in person or virtually through the Internet, you may revoke your proxy and cast your vote during the meeting.

By Order of the Board of Directors,



Michael S. Funk,
Chair of the Board

November 6, 2013

PLEASE VOTE. STOCKHOLDERS MAY VOTE IN PERSON OR BY THE INTERNET, TELEPHONE OR MAIL. PLEASE REFER TO YOUR PROXY CARD OR THE NOTICE OF PROXY AVAILABILITY DISTRIBUTED TO YOU ON NOVEMBER 6, 2013 FOR INFORMATION ON HOW TO VOTE BY THE INTERNET, TELEPHONE OR MAIL.

TABLE OF CONTENTS

INFORMATION ABOUT THE MEETING	1
Record Date and Share Ownership	1
Submitting and Revoking Your Proxy	2
How to Vote	3
Quorum	4
Votes Required	4
Attending the Annual Meeting	5
Householding	5
STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	6
CORPORATE GOVERNANCE	8
Summary	8
Director Independence	9
Lead Independent Director	9
Board Leadership Structure	10
Risk Oversight	10
Compensation Risk	11
Committees of the Board of Directors	12
Board Meetings	13
PROPOSAL 1—ELECTION OF DIRECTORS	14
Directors and Nominees for Director	14
Majority Vote Standard for Election of Directors	17
Nomination of Directors	17
Director Nominees Recommended by Stockholders	18
Communication with the Board of Directors	19
DIRECTOR COMPENSATION	20
Non-Employee Director Compensation	20
Fiscal 2014 Changes to Non-Employee Director Compensation	21
Compensation of Mr. Funk	21
Deferred Compensation	21
Director Compensation Table—Fiscal 2013	21
Stock Ownership Requirement	22
Compensation Committee Interlocks and Insider Participation	23
Certain Relationships and Related Transactions	23
AUDIT COMMITTEE REPORT	24
EXECUTIVE COMPENSATION	26
Compensation Discussion and Analysis	26
REPORT OF THE COMPENSATION COMMITTEE	46
EXECUTIVE COMPENSATION TABLES	47
Summary Compensation Table—Fiscal Years 2011-2013	47
Grants of Plan-Based Awards in Fiscal 2013	49
Outstanding Equity Awards at Fiscal 2013 Year-End	50
Option Exercises and Stock Vested—Fiscal 2013	52
Pension Benefits	53
Nonqualified Deferred Compensation—Fiscal 2013	53
Potential Payments Upon Termination or Change-in-Control	55
PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	58
Fees Paid to KPMG LLP	58

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services 59

PROPOSAL 3—ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION 60

PROPOSAL 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS 61

Background 61

Proposed Amendments to the Certificate of Incorporation 61

Vote Required and Board Recommendation 62

PROPOSAL 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS 63

Background 63

Proposed Amendments to the Bylaws 63

Vote Required and Board Recommendation 64

PROPOSAL 6—SHAREHOLDER PROPOSAL: SIMPLE MAJORITY VOTE 65

Proponents' Proposal and Supporting Statement 65

The Company's Statement in Opposition to Proposal 6 66

PROPOSAL 7—SHAREHOLDER PROPOSAL ON POLICY REGARDING ACCELERATED VESTING OF EQUITY AWARDS OF NAMED EXECUTIVE OFFICERS UPON A CHANGE IN CONTROL 68

Proponent's Proposal and Supporting Statement 68

The Company's Statement in Opposition to Proposal 7 69

OTHER MATTERS 71

Section 16(a) Beneficial Ownership Reporting Compliance 71

Stockholder Proposals for the 2014 Annual Meeting of Stockholders 71

APPENDIX A—CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF UNITED NATURAL FOODS, INC. A-1

APPENDIX B—AMENDMENT TO AMENDED AND RESTATED BYLAWS OF UNITED NATURAL FOODS, INC., A DELAWARE CORPORATION. B-1

UNITED NATURAL FOODS, INC.
313 Iron Horse Way
Providence, Rhode Island 02908

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER 18, 2013

This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of United Natural Foods, Inc., for use at the Annual Meeting of Stockholders to be held on Wednesday, **December 18, 2013** at 11:00 a.m. eastern standard time at the Providence Marriott Downtown, 1 Orms Street, Providence, RI 02904, and any adjournments or postponements of the annual meeting, and on the Internet through a virtual web conference at *www.virtualshareholdermeeting.com/unfi2013*. The Board of Directors (which we sometimes refer to as the Board in this proxy statement) is soliciting proxies for the purposes set forth in the accompanying *Notice of Annual Meeting of Stockholders*. We will bear the cost of soliciting the proxies.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on December 18, 2013:

As outlined on the notice we mailed to you on November 6, 2013 (the "*Notice of Proxy Availability*"), the proxy statement, proxy card and Annual Report to Stockholders for the fiscal year ended August 3, 2013 are available on the Internet at *http://www.proxyvote.com*.

INFORMATION ABOUT THE MEETING

Record Date and Share Ownership

Only stockholders of record on our books at the close of business on Monday, October 21, 2013 (the "*Record Date*") will be entitled to vote at the annual meeting and any adjournments or postponements of the annual meeting. As of the close of business on October 21, 2013, we had 49,471,602 shares of common stock outstanding. Each share of common stock entitles the record holder to one vote on each matter to be voted upon at the annual meeting. Copies of the Notice of Annual Meeting of Stockholders, this proxy statement, the proxy card and our Annual Report to Stockholders for the fiscal year ended August 3, 2013, are being first made available to stockholders of record on or about November 6, 2013. The Board is making these materials available to you on the Internet or, upon your request, is delivering printed versions of these materials to you without charge by mail. On or about November 6, 2013, we mailed to all stockholders of record as of the Record Date the Notice of Proxy Availability, which contains instructions on how to access these materials and vote.

We will, upon written request of any stockholder, furnish without charge a copy of our Annual Report on Form 10-K for the fiscal year ended August 3, 2013, as filed with the Securities and Exchange Commission (the "*SEC*"), without exhibits. Please address all such requests to the attention of Carrie Walker, Corporate Assistant Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Submitting and Revoking Your Proxy

If you complete and submit a proxy, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote the shares represented by your proxy as follows:

FOR the election of Gail A. Graham and Ann Torre Bates as Class II directors to serve until the 2016 annual meeting of stockholders or, if Proposals 4 and 5 are approved, the 2014 annual meeting of stockholders (Proposal 1);

FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 2, 2014 (Proposal 2);

FOR the advisory approval of our executive compensation (Proposal 3);

FOR the approval of amendments to our Certificate of Incorporation to declassify the Board (Proposal 4);

FOR the approval of amendments to our Bylaws to declassify the Board (Proposal 5);

AGAINST the stockholder proposal regarding simple majority voting (Proposal 6); and

AGAINST the stockholder proposal regarding limitations on accelerated vesting of equity awards upon a change in control (Proposal 7).

If other matters come before the annual meeting, the persons named as proxies will vote on such matters in accordance with their best judgment. We have not received notice of other matters that may properly be presented at the annual meeting.

You may revoke or revise your proxy at any time before it is exercised by (1) delivering to us a signed proxy card with a date later than your previously delivered proxy, (2) voting via the Internet while attending the virtual annual meeting, (3) granting a subsequent proxy through the Internet or telephone, (4) by voting in person at the annual meeting; or (5) sending a written revocation to our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908. Attendance at the annual meeting in person or virtually through the Internet will not itself be deemed to revoke your proxy unless you vote in person or via the Internet while attending the virtual annual meeting. Your most current proxy card or telephone or Internet proxy is the one that is counted.

If you hold shares of common stock in a stock brokerage account or through a bank or other nominee, you are considered to be the beneficial owner of shares held in "*street name*" and these proxy materials are being forwarded to you by your broker, bank or nominee. You may not vote directly any shares held in street name; however, as the beneficial owner of the shares, you have the right to direct your broker, bank or nominee on how to vote your shares. If you do not provide your broker, bank or nominee instructions on how to vote your shares on non-discretionary items, a "broker non-vote" will occur. Proposals 1 and 3 through 7 are non-discretionary items for which your broker, bank or nominee will not be able to vote your shares without your instructions. Proposal 2 (ratification of the selection of KPMG LLP) is a discretionary item, and your broker, bank or nominee may vote your shares in their discretion even without voting instructions from you. Accordingly, it is possible for there to be broker non-votes for Proposals 1 and 3 through 7, but not for Proposal 2. In the case of a broker non-vote, your shares would be included in the number of shares considered present at the meeting for the purpose of determining whether there is a quorum. A broker non-vote, being shares not entitled to vote, would not have any effect on the outcome of the vote on Proposal 3, 6 or 7, and would have the same effect as a vote "AGAINST" Proposals 4 and 5.

If you participate in our Employee Stock Ownership Plan (the "*ESOP*"), you will receive a separate voting instructions card which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which he has received voting instructions. Mr. Huckins will vote unallocated shares of common stock in the ESOP in the same proportion as participants have directed the trustee to vote their allocated shares of common stock.

If you participate in the United Natural Foods, Inc. Stock Fund (the "*Stock Fund*") through the United Natural Foods, Inc. Retirement Plan (the "*401(k) Plan*"), you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity Management Trust Company ("*Fidelity*"), the trustee of the plan. If Fidelity does not receive voting instructions for your shares, it will not vote your shares.

In addition to solicitations by mail and the Internet, our directors, officers and employees may, without additional remuneration, solicit proxies by telephone, facsimile and personal interviews. We will request brokerage houses, banks, and nominees to forward copies of the proxy materials to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses, banks and other nominees for their reasonable expenses in connection with this distribution.

How to Vote

For Proposal 1, you may vote "FOR" or "AGAINST" each of the nominees to the Board. You may also abstain from voting "FOR" or "AGAINST" any nominee. For each of Proposals 2 through 7, you may vote "FOR" or "AGAINST" or abstain from voting.

Stockholders of Record: If you are a stockholder of record, there are four ways to vote:

- by completing, signing, dating and returning your proxy card by mail, if you request a paper copy of the proxy materials;
- by written ballot at the annual meeting;
- by making a toll-free telephone call within the United States or Canada using a touch-tone telephone to the toll-free number provided on your Notice of Proxy Availability; or
- by voting on the Internet. To vote on the Internet, go to the website address indicated on your Notice of Proxy Availability to complete an electronic proxy card. You will be asked to provide the control number from the Notice of Proxy Availability. You may also vote on the Internet while attending the meeting virtually through the Internet.

If you plan to vote by telephone or Internet in advance of the meeting, your vote must be received by 7:00 p.m., eastern standard time, on December 17, 2013 to be counted. Internet voting during the annual meeting is also permissible through the virtual web meeting hosted at *www.virtualshareholdermeeting.com/unfi2013*.

Street Name Holders: If you hold your shares in street name, the Notice of Proxy Availability was forwarded to you by your brokerage firm, bank or other nominee and you should follow the voting instructions provided by your broker, bank or nominee. You may complete and return a voting instruction card to your broker, bank or nominee. Please check your Notice of Proxy Availability for more information. If you hold your shares in street name and wish to vote at the annual meeting in person, you must obtain a legal proxy from your broker and bring that proxy to the meeting. If you wish to vote at the annual meeting while attending through the virtual annual meeting, you must have your 12 digit control number from your Notice of Proxy Availability.

Holders Through the ESOP: If you hold your shares through the ESOP, a voting instructions card was forwarded to you, which will serve as a voting instruction for Mr. Robert Huckins, the trustee of the ESOP. You must submit your voting instructions to Mr. Huckins by the close of business on December 16, 2013 to allow him time to receive your voting instructions. If Mr. Huckins does not receive voting instructions for your ESOP shares, he will vote your ESOP shares in the same proportion as other ESOP participants' shares for which he has received voting instructions.

Holders Through the 401(k) Plan: If you hold your shares through the 401(k) Plan's Stock Fund, you will receive a separate voting instructions card which will serve as a voting instruction for Fidelity, the trustee of the 401(k) Plan. You must submit your voting instructions to Fidelity by 5:00 p.m. eastern standard time on December 16, 2013 to allow it time to receive your voting instructions. If Fidelity does not receive voting instructions for your shares, it will not vote your shares.

We provide Internet proxy voting to allow you to vote your shares online both before and during the meeting, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Quorum

Presence in person, by attendance through the virtual annual meeting, or by proxy of a majority of the shares of common stock outstanding at the close of business on the Record Date and entitled to vote at the annual meeting will be required for a quorum. Shares of common stock present in person or by attendance through the virtual annual meeting or represented by proxy (including shares that abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting.

Votes Required

Proposal 1 (election of two nominees as directors) is an uncontested director election. In uncontested elections, our Amended and Restated Bylaws, as amended (the "*Bylaws*") require that each nominee be elected by a majority of votes cast with respect to such nominee. Therefore, a director will be elected if the number of shares voted "FOR" the director exceed the number of shares voted "AGAINST" the director. Since each nominee is already a director, our Bylaws require any nominee who does not receive the affirmative vote of at least a majority of the votes cast to offer to tender his or her resignation to the Board. The Nominating and Governance Committee will make a recommendation to the Board on whether to accept or reject the director's resignation, or whether other action should be taken. The Board will act on such recommendation within 90 days from the date of the certification of the election results. Abstentions and broker non-votes will have no effect on these items because they are not considered votes cast.

For each of Proposal 2 (ratification of the selection of KPMG LLP), Proposal 3 (advisory approval of our executive compensation), Proposal 6 (the stockholder proposal regarding majority voting) and Proposal 7 (the stockholder proposal regarding limitations on accelerated vesting of equity awards upon a change in control), the affirmative vote of a majority of votes cast on the proposal is necessary for approval. Abstentions and broker non-votes will have no effect on the results of Proposal 2, 3, 6, or 7 because they are not considered votes cast.

For Proposal 4 (approval of amendments to our Certificate of Incorporation to declassify the Board), the affirmative vote of the holders of at least two-thirds of the shares of our common stock issued and outstanding and entitled to vote is necessary for approval. Abstentions and broker non-votes will have the same effect as votes "AGAINST" Proposal 4.

For Proposal 5 (approval of amendments to our Bylaws to declassify the Board), the affirmative vote of the holders of at least 67% of the shares of our common stock issued and outstanding and entitled to vote is necessary for approval. Abstentions and broker non-votes will have the same effect as votes "AGAINST" Proposal 5.

Attending the Annual Meeting

We will be hosting the 2013 Annual Meeting of Stockholders at the Providence Marriott Downtown, 1 Orms Street, Providence, RI 02904, as well as live via the Internet. A summary of the information you need to attend the annual meeting online is provided below:

- Any stockholder can attend the annual meeting in person or virtually through the Internet at *www.virtualshareholdermeeting.com/unfi2013.*
- Meeting starts at 11:00 a.m. eastern standard time.
- If attending the annual meeting virtually through the internet, please have your 12-digit control number to enter the annual meeting.
- If you hold your shares in street name and wish to vote at the annual meeting in person, you must obtain a legal proxy from your broker and bring that proxy to the meeting.
- Stockholders may vote and submit questions while attending the annual meeting in person or on the Internet.
- Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/unfi2013.*
- Webcast replay of the annual meeting will be available at *www.virtualshareholdermeeting.com/unfi2013* until December 18, 2014.

Householding

We have adopted a procedure for stockholders whose shares are held in street name called "*householding,*" pursuant to which stockholders of record who have the same address and the same last name will receive only one Notice of Proxy Availability each and, as applicable, one set of any additional proxy materials that are delivered, unless one or more of these stockholders notifies us that they wish to continue receiving multiple copies. This procedure provides extra convenience for stockholders and a cost savings for us. Currently, we are not providing householding to stockholders of record.

If at any time you no longer wish to participate in householding and would prefer to receive a separate Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered, or if your shares are held in street name and you are receiving multiple copies of our Notice of Proxy Availability and, as applicable, any additional proxy materials that are delivered and wish to receive only one, please notify your bank, broker, trust or other holder of record. For more information, please contact our corporate secretary at 313 Iron Horse Way, Providence, Rhode Island 02908.

Stockholders who participate in householding will continue to receive separate control numbers for use in voting their shares, and, if requested, separate proxy cards.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table includes information regarding the amount of our common stock beneficially owned as of October 21, 2013 by (i) each of our directors, (ii) each of our executive officers named in the *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2011-2013*, (iii) all of our directors and current executive officers as a group, (iv) our Employee Stock Ownership Trust (the "*ESOT*"), and (v) each person or entity known to us to own more than 5% of our outstanding common stock.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)(3)	Percentage Ownership
Directors and Named Executive Officers:		
Michael S. Funk	54,882	**
Gordon D. Barker	39,160	**
Steven L. Spinner(4)	178,080	**
Ann T. Bates	1,200	**
Mary E. Burton	14,499	**
Denise M. Clark	1,864	**
Gail A. Graham	18,750	**
James P. Heffernan	52,806	**
Peter A. Roy	39,814	**
Richard J. Schnieders	6,829	**
Sean F. Griffin	11,410	**
Mark E. Shamber	88,571	**
Craig H. Smith	7,891	**
Joseph J. Traficanti	18,392	**
All directors and executive officers, as a group (20 persons)	597,869	1.2%
Other Stockholders:		
Employee Stock Ownership Trust(5)	1,800,950	3.7%
BlackRock, Inc.(6)	3,808,265	7.7%
Baron Capital Group, Inc. and related persons(7)	3,749,639	7.6%
The Vanguard Group, Inc.(8)	2,729,225	5.5%

** Less than 1%

(1) The address for each listed director and executive officer is c/o United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908. The address for the ESOT is c/o Robert G. Huckins, Trustee, 19404 Camino Del Aguila, Escondido, California 92025. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022. The address for Baron Capital Group, Inc. and related persons is 767 Fifth Avenue, 49th Floor, New York, New York 10153. The address for The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(2) The number of shares of common stock beneficially owned by each stockholder is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares which a person has the right to acquire within 60 days after October 21, 2013 through the vesting and/or exercise of any equity award or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of common stock listed as owned by such person.

(3) The shares of common stock shown in the table include the following numbers of shares that are issuable upon the exercise of stock options: Mr. Funk—27,265; Mr. Barker—1,167; Mr. Spinner—47,496; Ms. Burton—5,320; Ms. Graham—887; Mr. Heffernan—33,250; Mr. Roy—18,630; Mr. Griffin—2,937; Mr. Shamber—48,627; Mr. Smith—1,373; Mr. Traficanti—7,095; all directors and executive officers as a group—235,807.

The shares of common stock shown in the table include the following numbers of shares issuable pursuant to restricted stock units: Mr. Smith—1,830; all directors and executive officers as a group—2,568.

The shares of common stock shown in the table include the following numbers of shares that are issuable pursuant to phantom stock in the Company's Deferred Compensation and Deferred Stock Plans (the "*Deferral Plans*"): Mr. Barker—34,493; Mr. Spinner—8,124; Ms. Graham—6,384; Mr. Heffernan—18,756; Mr. Shamber—19,903; Mr. Traficanti—7,245; all directors and executive officers as a group—94,905.

The shares of common stock shown in the table include the following numbers of shares held in trust by the ESOT and allocated to the individuals under the ESOP: Mr. Funk—4,180; Mr. Spinner—548; Mr. Griffin—214; Mr. Shamber—2,293; Mr. Smith—58; Mr. Traficanti—291; all directors and executive officers as a group—11,589.

The shares of common stock shown in the table include the following numbers of shares that are allocated to the individual's account under our 401(k) Plan's Stock Fund: Mr. Griffin—974; Mr. Shamber—1,745; Mr. Traficanti—331; all directors and executive officers as a group—3,705.

(4) Includes 4,500 shares of common stock held by, or by a custodian for, his minor children.

(5) The ESOT disclaims beneficial ownership of allocated shares of common stock in the ESOP to the extent that the beneficial ownership of such shares is attributable to participants in the ESOP.

(6) Beneficial ownership information on information contained in Schedule 13G/A filed with the SEC on February 8, 2013 by BlackRock, Inc. BlackRock, Inc. has sole voting and dispositive power with respect to 3,808,265 shares.

(7) Beneficial ownership information based on information contained in a Schedule 13G filed with the SEC on February 14, 2013 by Baron Capital Group, Inc., BAMCO, Inc., Baron Capital Management, Inc. and Ronald Baron. BAMCO, Inc. and Baron Capital Management, Inc. are subsidiaries of Baron Capital Group, Inc. Ronald Baron owns a controlling interest in Baron Capital Group, Inc. Baron Capital Group, Inc. and Ronald Baron have shared voting power with respect to 3,494,712 shares and shared dispositive power with respect to 3,749,639 shares. BAMCO, Inc. has shared voting power with respect to 3,345,128 shares and shared dispositive power with respect to 3,600,055 shares. Baron Capital Management, Inc. has shared voting power and dispositive power with respect to 149,584 shares.

(8) Beneficial ownership information based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2013 by The Vanguard Group, Inc. The Vanguard Group, Inc. has sole voting power with respect to 69,590 shares, sole dispositive power with respect to 2,661,935 shares and shared dispositive power with respect to 67,290 shares. Vanguard Fiduciary Trust Company ("*VFTC*"), a wholly-owned subsidiary of The Vanguard Group, Inc., beneficially owns 67,290 shares as a result of VFTC's serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc., beneficially owns 2,300 shares as a result of VFTC's serving as investment manager of Australia investment offerings.

CORPORATE GOVERNANCE

Summary

We are committed to maintaining strong corporate governance practices and principles. The Board actively monitors developments relating to the corporate governance of public corporations, and the Board has consulted with our legal counsel and independent registered public accounting firm to evaluate our current corporate governance and other practices in light of these developments. Our policies and practices reflect corporate governance best practices and are compliant with the requirements of the Sarbanes-Oxley Act of 2002, SEC rules and regulations and the NASDAQ Stock Market ("NASDAQ") listing standards. For example:

- The Board has adopted clear corporate governance principles, which were most recently revised in October 2013, that outline the roles and responsibilities of the Board and its committees and establish policies regarding governance matters such as Board meetings and communications, performance evaluations of the Board and our Chief Executive Officer, stock ownership guidelines, and director orientation and continuing education;
- A majority of the members of the Board are independent within the NASDAQ listing standards' definition, and the Board makes an affirmative determination regarding the independence of each director annually;
- All members of the Board's standing committees—the Audit Committee, the Compensation Committee and the Nominating and Governance Committee—are independent within the NASDAQ listing standards' definition;
- The independent members of the Board meet regularly without the presence of management;
- We have designated an independent director to serve as our "Lead Independent Director" to coordinate the activities of the other independent members of the Board;
- We have a clear code of business conduct and ethics that applies to our principal executive officers and all members of our finance department, including our principal financial officer and principal accounting officer;
- The charters of the Board's committees clearly establish their respective roles and responsibilities;
- The Compensation Committee has considered whether any of the Compensation Committee's consultants have any relationships with us or our directors or executive officers that would call into question the consultant's independence or constitute a conflict of interest; and
- The Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters.

In addition, our corporate governance principles limit our independent directors to serving on no more than a total of four public company boards and limit our executive officers to serving on no more than a total of two public company boards, in each case, including our Board. Directors and executive officers must notify the chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on another corporate board. Directors are also required to notify the Nominating and Governance Committee when their principal occupation or business association changes, at which point the committee will evaluate the propriety of continued Board service.

As discussed under *PROPOSAL 1—ELECTION OF DIRECTORS—Majority Vote Standard for Election of Directors*, our Bylaws provide for a majority voting standard for uncontested elections of directors. The Nominating and Governance Committee's charter sets forth the procedures for the Nominating and Governance Committee's deliberations regarding whether to accept an offer by a nominee for director to resign from the Board if that nominee does not receive more votes cast "FOR" his or her election than votes cast "AGAINST" his or her election.

Currently, the directors are divided into three classes, each serving until the date of the third annual meeting following the annual meeting at which such director was elected. As a result, approximately one third of the Board stands for election each year—an arrangement commonly known as a "classified" or "staggered" board. In response to our stockholders' overwhelming support and approval of a non-binding stockholder proposal for annual director elections at our 2012 annual meeting of stockholders, and based on the Board's evaluation of our corporate governance practices, we are proposing amendments to our Amended and Restated Certificate of Incorporation, as amended (the *"Certificate of Incorporation"*) and our Bylaws to declassify the Board. If the proposals are approved by our stockholders, all directors elected at or after the 2013 annual meeting will be elected for one-year terms. The proposals are further described under *PROPOSAL 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS* and *PROPOSAL 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS.*

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives. The corporate governance page can be found at www.unfi.com, by clicking on "Investor Overview" and then on "Corporate Governance" or "Code of Conduct" as applicable. Copies of our corporate governance principles, our code of business conduct and ethics, the charters for each of the Board's committees and the charter of the Lead Independent Director can be found on the investor overview pages of our website. Information contained on our website is not incorporated by reference in this proxy statement or considered to be part of this document.

Director Independence

Our corporate governance principles require a majority of the members of the Board to be independent directors as such term is defined in the NASDAQ listing standards. The Board, upon the recommendation of the Nominating and Governance Committee, has determined that eight of its ten members are independent. Our eight independent directors are Gordon D. Barker, Ann Torre Bates, Mary E. Burton, Denise M. Clark, Gail A. Graham, James P. Heffernan, Peter A. Roy and Richard J. Schnieders. Michael S. Funk and Steven L. Spinner are our employees and therefore are not independent directors.

Our corporate governance principles and the charter for each of the Boards' standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee—require all members of such committees to be independent within the meaning of NASDAQ listing standards and the SEC's rules. The charter of the Audit Committee also requires each of its members to meet the definition of independence under Section 10A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the SEC's rules thereunder. The charter of the Compensation Committee requires each of its members to be a non-employee director within the meaning of Rule 16b-3 under the Exchange Act and an outside director within the meaning of Section 162(m) of the Internal Revenue Code, as amended (the "Code"). In February 2013, the Board adopted amendments to the charter of the Compensation Committee in response to the impact of recently adopted changes to the NASDAQ listing standards, including the changes regarding committee member independence.

Lead Independent Director

The Lead Independent Director is elected annually by the independent directors of the Board. Mr. Barker currently serves as the Lead Independent Director. In accordance with our corporate governance principles and the charter of the Lead Independent Director, the Lead Independent

Director must be independent. The Lead Independent Director is responsible for coordinating the activities of the other independent directors and for performing such other duties and responsibilities as the Board may determine from time to time, including:

- Serving as a liaison between the Chair of the Board, independent directors, and the President and Chief Executive Officer;
- Recommending to the Board the membership of the Board's committees, and recommending to the Chair of the Board the retention of advisers and consultants who report directly to the Board;
- Advising the Chair of the Board as to an appropriate schedule of and agenda for the Board's meetings and ensuring the Board's input into the agenda for the Board's meetings; and
- Serving as the Chair for executive sessions of the Board's independent directors and acting as Chair of the Board's regular and special meetings when the Chair is unable to preside.

Prior to September 2013, the chair of the Nominating and Governance Committee served as the Lead Independent Director unless the Board determined otherwise. The Board recently amended the charter of the Lead Independent Director and the corporate governance principles to open the position of Lead Independent Director to any independent director elected by the independent directors. As a result, certain of the duties and responsibilities that had previously been assigned to the Lead Independent Director have been assigned to the Nominating and Governance Committee. A complete description of the duties of the Lead Independent Director is included in the charter of the Lead Independent Director, a copy of which can be found in the corporate governance section of our website at www.unfi.com.

Board Leadership Structure

The Board is currently led by the Chair of the Board, Mr. Funk, and by the Lead Independent Director, Mr. Barker. The Board believes that it is in our best interests for two separate members of the Board to lead the Board. This dual leadership role combines the benefits of Mr. Barker's guidance as an independent director and Mr. Funk's prior executive management experience with the Company, and its predecessor company, from 1976 to 2008. Our corporate governance principles do not require the Chair of the Board to be independent and do not specify whether the positions of Chair of the Board and Chief Executive Officer must be separated.

The Chair and the Lead Independent Director provide overall leadership to the Board in its oversight function, whereas the Board believes that the Chief Executive Officer, Mr. Spinner, provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices of the Board's leadership from our day-to-day management and operations allows Mr. Funk and Mr. Barker to focus on managing the Board's matters and allows Mr. Spinner to focus on managing our business. The Board believes this leadership structure has enhanced the Board's oversight of, and independence from, management, the ability of the Board to carry out its roles and responsibilities on behalf of our stockholders, and our overall corporate governance. Furthermore, the Board believes that having a Lead Independent Director vested with key duties and responsibilities (as discussed above) and the Board's standing committees comprised of and chaired by independent directors (as discussed below) provides a formal structure for strong independent oversight of our management team.

Risk Oversight

The Board has overall responsibility for risk oversight. The Board exercises its oversight responsibilities with respect to strategic, operational and competitive risks, as well as risks related to the planning for succession of our Chief Executive Officer and other members of senior management. The

Board has delegated responsibility for the oversight of specific risks to the Board's committees as follows: the Audit Committee discusses with management and the independent auditor significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; and the Compensation Committee is responsible for ensuring that compensation policies and programs do not encourage our executives to take unnecessary and excessive risks that could threaten our long-term value. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk. We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing our company.

Compensation Risk

We performed a comprehensive assessment for the Compensation and Audit Committees to determine whether the risks arising from any of our compensation policies or practices are reasonably likely to have a material adverse effect on us. Our assessment covered each material element of executive and non-executive employee compensation and any risk mitigating factors as discussed below. We believe that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. In addition, the structure of our compensation program for executive officers does not incentivize unnecessary or excessive risk taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. In addition, performance-based cash incentive awards and long-term equity-based incentive awards made in fiscal 2013 have the following risk-limiting characteristics:

- Time-based vesting equity awards for the Named Executive Officers were granted with a grant date fair value equal to the sum of approximately two-thirds of the total grant date fair value of the core long-term equity based compensation awarded in fiscal 2013.
- Equity awards in the form of stock options were limited to approximately 45% of the time-based vesting award value, which reduces the incentive to take unnecessary or excessive risks to increase our stock price. The remaining approximately 55% of the time-based vesting award value was delivered in the form of time-based vesting restricted stock units, which aligns the interests of our executive officers to long-term stockholder interests.
- Time-based vesting equity awards to employees generally have graded vesting with 25% of the grant vesting on each anniversary of the grant date.
- Performance-based vesting restricted stock units with performance criteria tied to our performance in the two years following grant with a grant date fair value equal to 33.34% of the sum of 125% of fiscal 2012 base salary and 50% of the performance-based annual cash incentive award earned based on fiscal 2012 performance. These awards can vest at a value of up to 200% of the grant date value if the maximum performance targets are achieved.
- Executive officers are subject to our executive stock ownership guidelines as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations* and all non-employee directors are subject to stock ownership requirements as described in *DIRECTOR COMPENSATION—Stock Ownership Requirement*.
- Members of the Compensation Committee approve the final incentive compensation pool based on the minimum performance hurdle and the performance multiplier as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Minimum Performance Hurdle* and *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance Multiplier* after reviewing corporate performance.

- Equity awards and cash-based incentive plan awards are subject to our Recoupment Policy as described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations*.

Committees of the Board of Directors

The Board currently has three standing committees: the Compensation Committee, the Audit Committee and the Nominating and Governance Committee. Upon recommendation of the Nominating and Governance Committee, the full Board appoints members of each committee. Each committee is responsible for appointing its chair.

Compensation Committee. The Compensation Committee establishes or approves all policies and procedures related to our human resources function, including employee compensation, incentive programs, and our 401(k) plan, and administers our stock incentive plans, including the United Natural Foods, Inc. Amended and Restated 1996 Stock Option Plan (the "*1996 Equity Plan*"), the United Natural Foods, Inc. 2002 Stock Incentive Plan (the "*2002 Equity Plan*"), the United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan (the "*2004 Equity Plan*") and the United Natural Foods, Inc. 2012 Equity Incentive Plan (the "*2012 Equity Plan*"). Additionally, this committee evaluates and establishes the compensation of our executive officers whose compensation is described below in *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2011-2013*, including our Chief Executive Officer and Chief Financial Officer. The Compensation Committee also reviews the compensation of the other members of our senior management team and recommends to the Board the compensation for our non-employee directors. For a description of the role of the Compensation Committee, its consultants and management in setting executive compensation, please see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—How We Make Decisions Regarding Executive Pay*. The Compensation Committee also approves our annual compensation discussion and analysis included in our annual proxy statements.

The agenda for meetings of the Compensation Committee is determined by its Chair with the assistance of our Chief Executive Officer, Chief Financial Officer, Chief Human Resources and Sustainability Officer and Secretary and General Counsel. Compensation Committee meetings are regularly attended by the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Chief Human Resources and Sustainability Officer. At certain meetings during fiscal 2013, the Compensation Committee met in executive session. The Compensation Committee's Chair reports the committee's recommendations on executive compensation to the Board. Independent advisors and the Company's finance, human resources, benefits and legal departments support the Compensation Committee in its duties and may be delegated authority to fulfill certain administrative duties regarding the compensation programs. The Compensation Committee has authority under its charter to retain, approve fees for and terminate a compensation consultant, legal counsel or other advisor as it deems necessary to assist in the fulfillment of its responsibilities. Moreover, the Compensation Committee annually evaluates the independence of its consultants.

The Compensation Committee's charter is available on our website, www.unfi.com. The Compensation Committee held five meetings during fiscal 2013. The current members of the Compensation Committee are Mr. Heffernan (chair), Ms. Graham and Messrs. Roy and Schnieders, each of whom is an independent director.

Audit Committee. The Board has an Audit Committee that is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is responsible for monitoring the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance; monitoring the independence of our independent registered public accounting firm; and monitoring the performance of our independent registered public accounting firm, management and our internal audit department. Among the Audit

Committee's duties are to review the results and scope of the audit and other services provided by our independent registered public accounting firm.

The Audit Committee's charter is available on our website, www.unfi.com. The Audit Committee held seven meetings during fiscal 2013. The current members of the Audit Committee are Ms. Burton (chair) and Messrs. Heffernan, Roy and Schnieders, each of whom is an independent director. The Board has determined that Ms. Burton is an audit committee financial expert, as defined by the rules and regulations of the SEC.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for developing, reviewing and recommending to the Board for adoption our corporate governance principles; identifying and nominating candidates for election to the Board; assessing and making recommendations to the Board regarding the size and composition of the Board and the size, composition, scope of authority, responsibilities and reporting obligations of each of the Board's committees; and assisting the Board in conducting performance reviews of the Board and its committees and members. For additional information regarding the director nomination process undertaken by the Nominating and Governance Committee, please refer to *PROPOSAL 1—ELECTION OF DIRECTORS—Nomination of Directors.*

The Nominating and Governance Committee's charter is available on our website, www.unfi.com. The Nominating and Governance Committee held seven meetings during fiscal 2013. The current members of the Nominating and Governance Committee are Messrs. Roy (chair) and Schnieders, and Mmes. Burton and Graham, each of whom is an independent director.

Board Meetings

During fiscal 2013, the Board met six times and following each of the Board's meetings, the independent directors met in executive session without the presence of management (in each case, including by telephone conference). All directors attended at least 75% of the meetings of the Board and of the committees on which they served. We encourage each member of the Board to attend our annual meetings of stockholders. All of our directors attended last year's virtual annual meeting, with the exception of Mmes. Clark and Bates, who were not members of the Board at the time).

PROPOSAL 1—ELECTION OF DIRECTORS

Directors and Nominees for Director

Currently, the Board is comprised of ten directors. The directors are currently divided into three classes, each serving until the date of the third annual meeting following the annual meeting at which such director was elected. The Board consists of three Class I directors (Ms. Clark and Messrs. Roy and Schnieders), four Class II directors (Mmes. Bates, Burton and Graham and Mr. Barker) and three Class III directors (Messrs. Funk, Heffernan and Spinner).

The term of each Class II director will expire at the 2013 annual meeting, unless elected to a new term by our stockholders. Mmes. Bates and Graham have been nominated to stand for election as a director at the 2013 annual meeting to hold office until the annual meeting of stockholders to be held in 2016 and until their successors are elected and qualified. However, if the proposed amendments to our Certificate of Incorporation and Bylaws to declassify the Board are approved by our stockholders, Mmes. Bates and Graham will serve until the annual meeting of stockholders to be held in 2014 and until their successors are elected and qualified. Each nominee has indicated her willingness to continue to serve if elected by our stockholders. If any nominee should be unable to serve, the person acting under the proxy may vote the proxy for a substitute nominee. We have no reason to believe any of the nominees will be unable to serve if elected. The proposals to amend our Certificate of Incorporation and Bylaws to declassify the Board are described in detail under *PROPOSAL 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS* and *PROPOSAL 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS.*

Mr. Barker has elected not to stand for re-election at the annual meeting, and Ms. Burton has not been nominated for re-election at the annual meeting. In connection with Mr. Barker's and Ms. Burton's terms expiring at the annual meeting, we will be reducing the size of the Board to eight members.

We have described below information concerning the business experience and qualification of each of our Class II directors and incumbent directors.

The Board unanimously recommends that stockholders vote "FOR" each of the director nominees. Proxies received by the Board will be voted "FOR" each of the nominees unless a contrary choice is specified in the proxy.

NOMINEES FOR ELECTION AS CLASS II DIRECTORS FOR A TERM EXPIRING IN 2016 OR IN 2014 IF PROPOSALS 4 AND 5 ARE APPROVED

Ann Torre Bates, age 55, has served as a member of the Board since October 2013. Ms. Bates has served as a member of the Board of Directors of SLM Corporation and Ares Capital Corporation since 1997 and 2010, respectively, and is currently a member of each company's audit committee. Ms. Bates also serves as director or trustee of 17 investment companies in the Franklin Templeton Group of Mutual Funds. Ms. Bates was a strategic and financial consultant from 1997 to 2012. From 1995 to 1997, Ms. Bates served as Executive Vice President, Chief Financial Officer and Treasurer of NHP, Inc., a national real estate services firm.

Ms. Bates' professional experience and service on other boards brings valuable knowledge and insight to our Board. The Board values her experience serving on audit committees, which provide her with the background and experience in overseeing the audits of financial statements, communicating with independent auditors and assisting with the general oversight of accounting and financial reporting processes.

Gail A. Graham, age 62, has served as a member of the Board since October 2002. Ms. Graham is a member of the Compensation Committee and the Nominating and Governance Committee. Ms. Graham has served as the General Manager of Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota, since October 1999. Ms. Graham served as Vice Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1994 until October 1998 and from November 2000 until October 2002. Ms. Graham served as the Chair of the Board of Directors of Blooming Prairie Cooperative Warehouse from November 1998 until October 2000. Ms. Graham resigned from the Board of Directors of Blooming Prairie Cooperative Warehouse in October 2002, concurrent with our purchase of the cooperative and her appointment to the Board.

Ms. Graham's active involvement in the natural products industry for over 30 years, including her experience in managing natural food cooperatives and her deep understanding of the issues facing our industry bring to the Board a unique perspective on the issues facing our company and industry generally.

INCUMBENT DIRECTORS—TERMS EXPIRING 2014 (CLASS III)

Michael S. Funk, age 59, has served as Chair of the Board since September 2008, a position which he also held from January 2003 to December 2003, and has been a member of the Board since February 1996. Mr. Funk served as our President and Chief Executive Officer from October 2005 to September 2008. Mr. Funk also served as Vice Chair of the Board from February 1996 until December 2002, as our Chief Executive Officer from December 1999 until December 2002 and as our President from October 1996 until December 1999. From its inception in July 1976 until April 2001, Mr. Funk served as President of Mountain People's Warehouse, Inc., now known as United Natural Foods West, Inc., one of our wholly-owned subsidiaries.

Mr. Funk's extensive knowledge of our industry and our historical operations as well as his past service as our Chief Executive Officer brings to the Board valuable insight into the day-to-day operations of our company and a deep understanding of the natural and organic products distribution business. His institutional knowledge of all operational aspects of our business resulting from his long-time involvement with our Company is also valuable to the Board.

James P. Heffernan, age 67, has served as a member of the Board since March 2000. Mr. Heffernan serves as Chair of the Compensation Committee and is a member of the Audit Committee. Mr. Heffernan has served as a Director of Command Security Corp. since October 2010 and as a Director of Quinpario Acquisition Corp. since August 2013. Mr. Heffernan previously served as Vice Chairman and Trustee of the New York Racing Association from November 1998 until 2012, a member of the Board of Directors of Solutia, Inc. from February 2008 until July 2012, and a member of the Board of Directors of Columbia Gas System, Inc. from January 1993 until November 2000.

The totality of Mr. Heffernan's professional experience, together with his other board service has provided him with the background and experience of board processes, function, compensation practices and oversight of management which is valuable to the Board.

Steven L. Spinner, age 53, has served as our President and Chief Executive Officer and as a member of the Board since September 2008. Mr. Spinner also served as our Interim President of the Eastern Region from September 2010 to December 2010. Prior to joining the Company in

September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("PFG") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002. Mr. Spinner has served as a Director of Arkansas Best Corporation since July 2011.

Mr. Spinner's extensive experience in the wholesale food distribution business, including most recently having served as the president and chief executive officer of one of the largest publicly traded foodservice distribution businesses in the United States, brings valuable insight to the Board beyond the knowledge and insight he brings from being our president and chief executive officer.

INCUMBENT DIRECTORS—TERMS EXPIRING 2015 (CLASS I)

Denise M. Clark, age 55, has served as a member of the Board since February 2013. Ms. Clark has served as Senior Vice President and Global Chief Information Officer for The Estée Lauder Companies Inc. since November 2012. Prior to that role, Ms. Clark served as Senior Vice President and Chief Information Officer for Hasbro Inc. from October 2007 to November 2012. Ms. Clark also served at Mattel, Inc., where she was Global Chief Technology Officer and later Chief Information Officer for the Fisher Price brand between January 2000 and February 2007. Ms. Clark's previous experience includes two other consumer goods companies, Warner Music Group, formerly a division of Time Warner Inc., and Apple Inc. Ms. Clark has over 20 years of experience in the delivery of ERP, digital platforms, and innovative business transformation initiatives. She has also been a leader in change and governance programs that drive business value and success.

Ms. Clark's extensive background, particularly her expertise involving information technology, allows her to provide the Board valuable guidance on our strategic path, especially as it relates to information technology solutions.

Peter A. Roy, age 57, has served as a member of the Board since June 2007. Mr. Roy serves as Chair of the Nominating and Governance Committee and is a member of the Audit Committee and the Compensation Committee. Mr. Roy is an entrepreneur and since 1999 has been a strategic advisor to North Castle Partners. In connection with his role as a strategic advisor to North Castle Partners, Mr. Roy served on the boards of Avalon Natural Products, Inc. and Naked Juice Company. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc. and, for five years prior to that, served as President of that company's West Coast Region.

Mr. Roy's experience as the President of Whole Foods Market, Inc. allows him to provide the Board essential insight and guidance into the day-to-day operations of natural and organic products retailers, including a key customer of ours. In addition, his experience in the healthy lifestyle industry helps the Board maintain its focus on our core values, including our sustainability goals.

Richard J. Schnieders, age 64, has served as a member of the Board since February 2012. Mr. Schnieders is a member of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee. Mr. Schnieders served as a director of Sysco Corporation ("Sysco") from July 1997 through June 2009, including as executive Chairman of the Board from January 2003 through June 2009. Mr. Schnieders also previously served as Sysco's Chief Executive Officer from January 2003 through March 2009. Prior to that role, Mr. Schnieders served as Sysco's Chief Operating Officer beginning in January 2000 and as President beginning in July 2000, each through December 2002. Mr. Schnieders also served as President from July 2005 until he stepped down from that position on July 1, 2007. Since 2009, Mr. Schnieders has focused on sustainable solutions that increase access to fresh food, provide nutritional education, and empower local communities and recently co-founded a new venture to provide healthy, affordable food to underserved communities.

Mr. Schnieders experience including as Chief Executive Officer of Sysco allows him to provide the Board essential insight and guidance into the operations of another wholesale food distributor. In addition, his recent work on sustainability and food quality help the Board maintain its focus on our core values, including our sustainability goals.

Majority Vote Standard for Election of Directors

We adopted a majority voting standard for the election of directors as an amendment to our bylaws in 2007. If the number of nominees exceeds the number of directors to be elected in an election (a contested election), directors will be elected by a plurality standard. However, when the number of nominees does not exceed the number of directors to be elected (an uncontested election) as is the case at this year's annual meeting, our bylaws require each of the directors to be elected by a majority of the votes cast (that is, the number of shares voted "for" a director must exceed the number of shares voted "against" that director). If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a "holdover director." However, under our bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Nominating and Governance Committee would then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who offers to tender his or her resignation will not participate in the Board's decision or the Nominating and Governance Committee's deliberations (if the director is a member of that committee). If a nominee who was not already serving as a director is not elected at the annual meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a "holdover director." All nominees for election as directors at the 2013 Annual Meeting are currently serving on the Board.

Nomination of Directors

The Nominating and Governance Committee reviews the qualifications of every person recommended as a nominee to the Board to determine whether the recommended nominees are qualified to serve on the Board. The Nominating and Governance Committee has adopted qualitative standards by which it determines if nominees are qualified to serve on the Board. The Nominating and Governance Committee evaluates recommended nominees in accordance with the following criteria:

- *Personal characteristics.* The Nominating and Governance Committee considers the personal characteristics of each nominee, including the nominee's integrity, accountability, ability to make informed judgments, financial literacy, professionalism and willingness to meaningfully contribute to the Board (including by possessing the ability to communicate persuasively and address difficult issues). In addition, the Committee evaluates whether the nominee's previous experience reflects a willingness to establish and meet high standards of performance, both for him or herself and for others.

- *Core Competencies.* The Nominating and Governance Committee considers whether the nominee's knowledge and experience would contribute to the Board's achievement of certain core competencies. The Committee believes that the Board, as a whole, should possess competencies in accounting and finance, business judgment, management best practices, crisis response, industry knowledge, leadership, strategy and vision.

- *Board Independence.* The Nominating and Governance Committee considers whether the nominee would qualify as "independent" under SEC rules and NASDAQ listing standards.
- *Director Commitment.* The Nominating and Governance Committee expects that each of our directors will prepare for and actively participate in meetings of the Board and its committees, provide advice and counsel to our management, develop a broad knowledge of our business and industry and, with respect to an incumbent director, maintain the expertise that led the Nominating and Governance Committee to initially select the director as a nominee. The Nominating and Governance Committee evaluates each nominee on his or her ability to provide this level of commitment if elected to the Board.
- *Additional Considerations.* Each nominee also is evaluated based on the overall needs of the Board and the diversity of experience he or she can bring to the Board, whether in terms of specialized knowledge, skills or expertise. Although we do not have a formal policy with regard to the consideration of diversity in identifying director nominees, the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills and expertise to oversee our businesses.

Following this evaluation, the Nominating and Governance Committee will make recommendations for membership on the Board and review such recommendations with the Board, which will decide whether to invite the candidate to be a nominee for election to the Board.

Director Nominees Recommended by Stockholders

The Nominating and Governance Committee evaluates nominees recommended by stockholders on the same basis as nominees recommended by any other sources, including making a determination whether the candidate is qualified to serve on the Board based on the qualitative standards described above. To be considered by the Nominating and Governance Committee, a stockholder who wishes to recommend a director nominee must deliver or send by first class U.S. mail a written notice addressed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. The written notice must be received by our Corporate Secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided that in the event that less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The notice to our Corporate Secretary must include the information specified in our bylaws, including the following: (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of our shares which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act (including such person's written consent to be named as a nominee and to serve as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on our books, of such stockholder and (ii) the class and number of our shares which are beneficially owned by such stockholder. We may require any proposed nominee to furnish such other information as may be reasonably required by the Nominating and Governance Committee to determine the eligibility of such proposed nominee to serve as a member of the Board.

Communication with the Board of Directors

Our stockholders may communicate directly with the Board. All communications should be in written form and directed to Joseph J. Traficanti, Corporate Secretary, United Natural Foods, Inc., 313 Iron Horse Way, Providence, RI 02908. Communications should be enclosed in a sealed envelope that prominently indicates that it is intended for the Board. Each communication intended for the Board and received by the corporate secretary that is related to our operation and is relevant to a specific director's service on the Board will be forwarded to the specified party following its clearance through normal review and appropriate security procedures.

DIRECTOR COMPENSATION

The Board and the Compensation Committee review and determine compensation for our non-employee directors, in part, based on a review of the annual Director Compensation Survey prepared by the National Association of Corporate Directors. The Compensation Committee and the Board believe that we should fairly compensate non-employee directors for work required in a company of our size and scope and that compensation should align the non-employee directors' interests with the long-term interest of our stockholders. Our non-employee director stock ownership guidelines, which are discussed in greater detail below, are also designed to align the interests of our non-employee directors with those of our stockholders. Mr. Spinner, our President and Chief Executive Officer, does not receive compensation for his service on the Board. Mr. Funk does not receive cash compensation for his service as a director and our Chair of the Board. He receives equity-based compensation for his service as Chair of the Board and cash compensation for his service as an executive advisor.

Non-Employee Director Compensation

The components of our non-employee director compensation are cash fees and awards of restricted stock units. Each non-employee director is also reimbursed for direct expenses incurred in connection with his or her attendance at meetings of the Board and its committees.

Each non-employee director who served during fiscal 2013 received the following compensation (as applicable):

- Annual cash retainer of:
  - $60,000 for serving as the Lead Independent Director;
  - $30,000 for serving as a director;
  - $15,000 for serving as the chair of the Audit Committee; and
  - $8,000 for serving as chair of the Compensation Committee.
- Meeting attendance fees of:
  - $2,200 for each in-person meeting of the Board;
  - $1,100 for each telephonic meeting of the Board;
  - $1,700 for each meeting of the Audit Committee; and
  - $1,100 for each meeting of the Compensation Committee and the Nominating and Governance Committee.
- Annual equity grants consisting of (without duplication):
  - 3,192 restricted stock units for serving as a director;
  - 3,592 restricted stock units for serving as chair of the Audit Committee; and
  - 5,000 restricted stock units for serving as the Lead Independent Director.

With respect to all equity awards to non-employee directors in fiscal 2013, one-third of the annual grants vested immediately, and the remaining two-thirds vest in equal annual installments beginning on the first anniversary of the date of grant.

Fiscal 2014 Changes to Non-Employee Director Compensation

In September 2013, the Board modified the compensation to be received by non-employee directors effective for fiscal 2014. The number of restricted stock units granted to non-employee directors, other than the chair of the Audit Committee and the Lead Independent Director, was reduced from 3,192 to 2,400. The number of restricted stock units granted to the chair of the Audit Committee was reduced from 3,592 to 2,800, and the number of restricted stock units granted to the Lead Independent Director was reduced from 5,000 to 3,500. Moreover, in connection with the proposed de-classification of the Board beginning with the directors to be elected at the 2013 annual meeting, the vesting of the awards granted to those directors whose terms are to expire at the 2013 annual meeting was modified such that one-half of the awards vested on the grant date and one-half of the award vests on the six month anniversary of the grant date.

Compensation of Mr. Funk

Mr. Funk, our current Chair of the Board and our former President and Chief Executive Officer, serves as an executive advisor to us and makes himself generally available to our executive officers. We pay him a base salary and provide him with the health and welfare benefits and other employee benefits generally available to our executives. Mr. Funk's base salary during fiscal 2013 was $125,000. Mr. Funk does not receive fees for attending meetings of the Board or its committees. During fiscal 2013, Mr. Funk received an award of 6,000 restricted stock units, of which one-third vested immediately and the remainder of which will vest in two equal annual installments beginning on the first anniversary of the date of grant.

We are currently a party to a severance agreement with Mr. Funk. The severance agreement includes confidentiality, non-competition and intellectual property assignment provisions. For a period of one year following either his termination for a reason other than Cause, death or disability, or his resignation for Good Reason, the agreement requires us to pay to Mr. Funk his base salary in effect as of the termination date of his employment and provide certain medical benefits. In the event of either Mr. Funk's termination for a reason other than Cause, death or disability or his resignation for Good Reason within one year of a Change in Control, he will be entitled to the severance payments and medical benefits provided in the previous sentence, acceleration and full vesting of all unvested stock options, restricted stock units, and the full vesting of his account under the ESOP. When used in regard to Mr. Funk's severance arrangement, the terms "Cause", "Good Reason" and "Change in Control" have the meanings described below in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements.*

Deferred Compensation

Our non-employee directors are eligible to participate in the United Natural Foods, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") and the United Natural Foods, Inc. Deferred Stock Plan (the "Deferred Stock Plan", collectively, the "Deferral Plans"). For a description of the Deferral Plans, please see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2013.*

Director Compensation Table—Fiscal 2013

The following table summarizes compensation provided to our Chair of the Board and each individual who served as a non-employee director during fiscal 2013. Ann Torre Bates did not join our Board until October 2013 and, therefore, did not receive any compensation during fiscal 2013.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Gordon D. Barker	89,500	294,900	—	—	—	384,400
Ann Torre Bates	—	—	—	—	—	—
Mary E. Burton	73,874	211,856	—	—	—	285,730
Denise M. Clark	31,900	172,113	—			204,013
Michael S. Funk	—	353,880	—	—	125,000	478,880
Gail A. Graham	46,500	188,264	—	—	—	234,764
James P. Heffernan	66,400	188,264	—	—	—	254,664
Peter A. Roy	53,100	188,264	—	—	—	241,364
Richard J. Schnieders	43,200	188,264	—	—	—	231,464

(1) This column shows the amount of cash compensation earned in fiscal 2013 for service on the Board and its committees.

(2) The amounts contained in this column represent the grant date fair value for the restricted stock units (including those which are not yet vested) granted in fiscal 2013 calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Stock Compensation ("ASC 718"). The grant date fair value for restricted stock units is calculated using the intrinsic value method based on the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. At August 3, 2013, the directors had restricted stock units representing the right to acquire the following number of shares of common stock: Mr. Barker—5,334 shares; Ms. Bates—none; Ms. Burton—3,592 shares; Ms. Clark—2,128; Mr. Funk—6,000 shares; Ms. Graham—3,192 shares; Mr. Heffernan—3,325 shares; Mr. Roy—3,192 shares; and Mr. Schnieders—3,192 shares.

(3) At August 3, 2013, the directors had options (including those which are not yet vested) to purchase the following number of shares of common stock: Mr. Barker—1,167 shares; Ms. Bates—none; Ms. Burton—5,320 shares; Ms. Clark—none; Mr. Funk—27,625 shares; Ms. Graham—887 shares; Mr. Heffernan—33,250 shares; Mr. Roy—18,630 shares; and Mr. Schnieders—2,660 shares.

(4) As of August 3, 2013, four of our non-employee directors have elected to defer restricted stock units under the Deferred Compensation Plan. Deferred shares are valued at the current market price of our common stock, and therefore have no above market or preferential earnings. As of August 3, 2013, there are no directors who defer a portion of their director fees paid in cash under the Deferred Compensation Plan.

(5) The amount in this column represents the amount of cash compensation that Mr. Funk earned in fiscal 2013 in his capacity as our executive advisor. Mr. Funk does not receive fees for attending meetings of the Board or its committees.

Stock Ownership Requirement

All non-employee directors are required to hold shares of our stock in an amount that is determined in accordance with a formula based upon the compensation expense recorded by us in connection with annual equity grants to our non-employee directors. The minimum share ownership level for each non-employee director is equal to 50% of the number of shares that would have been covered by a stock option grant having an equal compensation expense to that of the director's combined equity grants for the prior fiscal year. Our corporate governance principles recommend that non-employee directors who are elected or appointed to the Board are required to attain this level of stock ownership within four years following their election or appointment to the Board. Once attained, each non-employee director is required to maintain this level of stock ownership for as long as the director serves on the Board. All our directors with more than one full year of service own our stock.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Ms. Graham and Messrs. Heffernan, Roy and Schnieders. All members of the Compensation Committee are independent within the meaning of the NASDAQ listing standards and no member is an employee or former employee of the Company. During fiscal 2013, no member of the Compensation Committee had any relationship requiring disclosure under Certain Relationships and Related Transactions. During fiscal 2013, none of our executive officers served as a director or a member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director on the Board or as a member of the Compensation Committee.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We review all relationships and transactions in which the Company and our directors, nominees for director, executive officers, greater than 5% beneficial owners or any of their immediate family members are participants (or any entity in which they have an interest is a participant), to determine whether such persons have a direct or indirect material interest in the relationships or transactions. Our legal department, in conjunction with the corporate finance department and outside legal counsel, is primarily responsible for the development and implementation of processes and controls to obtain information from these "related persons" regarding such transactions and relationships and for determining, based on the facts and circumstances and SEC regulations, whether we or a related person has a direct or indirect material interest in the transaction. The Nominating and Governance Committee also reviews this information. Our policies and procedures for the review, approval or ratification of transactions that are required by SEC rules to be reported under Transactions with Related Persons are not in writing, rather, they fall under the general responsibilities of our corporate finance department and Nominating and Governance Committee. We require any related party transactions to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. As required under SEC regulations, transactions between us and any related person in which the amount involved exceeds $120,000 and a related person has a direct or indirect material interest are disclosed in this proxy statement.

Each of our executive officers, directors and nominees for director is required to complete and deliver to us an annual questionnaire that includes, among other things, a request for information relating to any transactions in which both the executive officer, director, nominee, beneficial owner or any of their respective immediate family members, on the one hand, and the Company, on the other hand, participates, and in which the executive officer, director, nominee, beneficial owner or immediate family member, has a material interest. We review the responses to these questionnaires as part of our process for determining whether disclosure is required to be made under the SEC's related person disclosure rules.

Transactions with Related Persons

One of our non-employee directors, Ms. Graham, has been the General Manager of one of our customers, Mississippi Market Natural Foods Cooperative, a consumer owned and controlled cooperative in St. Paul, Minnesota since October 1999. Mississippi Market Natural Foods Cooperative purchased approximately $7.1 million of products from us during fiscal 2013. Ms. Graham had no financial interest in those transactions. Terms provided to this customer are the same as other customers with similar volumes and purchasing patterns.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is comprised solely of independent directors, as defined by NASDAQ listing standards and Section 10A of the Exchange Act and SEC rules thereunder, and it operates under a written charter adopted by the Board. The composition of the Audit Committee, the attributes of its members and its responsibilities, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. A copy of the Audit Committee's current charter can be found in the Investor Overview section of our website, www.unfi.com. The Board has made a determination that the Audit Committee has at least one member, Ms. Burton, the Chair of the Audit Committee, who qualifies as an "audit committee financial expert" within the meaning of SEC regulations, and that she has accounting and related financial management expertise in accordance with NASDAQ listing standards. All members of the Audit Committee are financially literate.

The Audit Committee has prepared the following report on its activities with respect to our audited consolidated financial statements for the fiscal year ended August 3, 2013 (for purposes of this report, the "audited financial statements").

As part of its specific duties, the Audit Committee reviews our financial reporting process on behalf of the Board; reviews the financial information issued to stockholders and others, including a discussion of the quality, and not only the acceptability, of our accounting principles, the reasonableness of significant judgments, and the clarity of discussions in the financial statements; and monitors our systems of internal control over financial reporting and the audit process. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, and disclosure controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. Management also is responsible for objectively reviewing and evaluating the adequacy, effectiveness and quality of our own systems of internal control over financial reporting. Our independent registered public accounting firm, KPMG LLP, is responsible for performing an independent integrated audit of the consolidated financial statements and the effectiveness of internal control over financial reporting and expressing an opinion as to whether the consolidated financial statements conform with accounting principles generally accepted in the United States of America and as to whether we maintained effective internal control over financial reporting.

The Audit Committee has met and held discussions with management and our independent registered public accounting firm. In our discussions, management has represented to the Audit Committee that the audited financial statements were prepared in conformity with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, our independent registered public accounting firm. The Audit Committee meets with our internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting.

The Audit Committee held seven formal meetings in fiscal 2013. These meetings included quarterly pre-earnings release telephone conference calls. The Audit Committee discussed with the independent registered public accounting firm all matters required to be discussed in accordance with auditing standards, including the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Our independent registered public accounting firm has also provided to the Audit Committee the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee has considered and discussed with KPMG LLP the firm's independence and the compatibility of any non-audit services provided by the firm with its independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions noted above, the Audit Committee recommended that the Board include the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended August 3, 2013, for filing with the SEC. The Board has approved this recommendation.

Mary E. Burton, Chair
James P. Heffernan
Peter A. Roy
Richard J. Schnieders

The foregoing Audit Committee Report shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Audit Committee Report does not constitute soliciting material and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this section, we describe the principles, policies and practices that formed the basis for our executive compensation program in fiscal 2013 and explain how they were applied to the Named Executive Officers. This Compensation Discussion and Analysis presents historical and current information and analysis related to the compensation programs for the Named Executive Officers and is not necessarily indicative of the compensation that the Named Executive Officers will receive from us in the future. For purposes of this Compensation Discussion and Analysis, the following individuals were our Named Executive Officers for fiscal 2013:

- President and Chief Executive Officer (Steven L. Spinner);
- Senior Vice President, Chief Financial Officer and Treasurer (Mark E. Shamber);
- Senior Vice President, General Counsel and Chief Compliance Officer (Joseph J. Traficanti);
- Senior Vice President, Group President (Sean F. Griffin); and
- Senior Vice President, National Sales and Service (Craig H. Smith).

Executive Compensation Program Highlights

Our executive compensation program incorporates the following best practices:

- For fiscal 2013, approximately 60% of total target compensation for our President and Chief Executive Officer and approximately 30-40% of total target compensation for the other Named Executive Officers was performance-based and could be earned only upon the achievement of challenging corporate and divisional or individual goals selected to motivate executives to achieve our corporate objectives and enhance stockholder value.
- The compensation of our executives differs based on individual experience, role and responsibility and performance.
- Portions of Named Executive Officers' incentive compensation are earned over different and overlapping time periods, ensuring that performance is not maximized during one period at the expense of other periods.
- A significant portion of each Named Executive Officer's compensation is at risk of forfeiture in the event of conduct detrimental to us, termination of employment prior to vesting or a material negative restatement of our financial condition or operating results.
- We have a recoupment (clawback) policy applicable to our executive officers, including the Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 may be recouped by us in the sole discretion of the Board.
- We have stock ownership guidelines for Named Executive Officers and our other executive officers.
- Our Named Executive Officers participate in the same retirement, health, welfare and other benefits programs as all of our other executive officers. There are no supplemental executive retirement plans established exclusively for the benefit of the Named Executive Officers.

- We conduct periodic reviews and assessments of potential compensation- related risks in our programs. Based on these assessments, we have concluded that our executive compensation program as it is currently designed does not encourage behaviors that would create risks reasonably likely to have a material adverse effect on us.
- We have not repriced equity awards.
- The Compensation Committee is comprised solely of independent directors.
- The Compensation Committee was advised by Semler Brossy Consulting Group ("Semler Brossy"), an independent compensation consultant in fiscal 2013. The consultant was retained directly by the Compensation Committee and performed no other consulting or other services for us.

Fiscal 2012 Stockholder Advisory Vote on Executive Compensation

At our annual meeting of stockholders in December 2012, we submitted a proposal to our stockholders to approve on an advisory basis our executive compensation for fiscal 2012 named executive officers. Our stockholders approved our fiscal 2012 compensation to our named executive officers with more than 93% of votes being cast in favor of the proposal.

When discussing our executive compensation program, the Compensation Committee considered the positive outcomes of earlier advisory votes on executive compensation at our fiscal 2012 annual meeting and viewed the stockholders' prior votes in favor of our executive compensation as a signal that our stockholders are generally supportive of our compensation approach. As a result of these discussions, the Compensation Committee reaffirmed for the most part our existing executive compensation program philosophy described below. We value the opinions of our stockholders and will continue to consider the outcome of future advisory votes on the compensation of our named executive officers when making compensation decisions for our named executive officers.

Executive Compensation Program Philosophy

Our executive compensation program is designed to:

- Attract individuals with the skills and culture necessary for us to achieve our business plan;
- Motivate our executive talent;
- Reward our executives fairly over time for performance that enhances stockholder value;
- Retain those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success and culture; and
- Instill a pay for performance work environment.

Our executive compensation program is also designed to reinforce a sense of ownership in the Company, urgency with respect to meeting deadlines and overall entrepreneurial spirit. The program links rewards, including both short- and long-term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by the Compensation Committee.

The program measures achievement of corporate and business unit financial goals and individual goals tied to the executive's specific areas of concentration. These goals support our short and long-term business strategies and are aligned with the interests of our stockholders. In addition, our executive compensation program is designed to balance our growth strategies with a managed approach to risk tolerance.

In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders through equity-based opportunities.

How We Make Decisions Regarding Executive Pay

The Compensation Committee, management and the Compensation Committee's independent compensation consultant each play a role in designing our executive compensation program and determining performance levels and associated payouts. The roles of the Compensation Committee, management and the independent compensation consultant are carefully determined to reflect best corporate governance practices.

Role of the Compensation Committee

The Compensation Committee is responsible for establishing, implementing and monitoring our executive compensation program and its adherence to the compensation philosophy. The Compensation Committee approves the minimum performance thresholds as well as the targets included within the performance multiplier as described in *Components of our Executive Compensation Program—Minimum Performance Hurdle* and *Components of our Executive Compensation Program—Performance Multiplier.* The Compensation Committee also evaluates actual corporate and individual performance against the established goals and determines appropriate levels of compensation for our executives. The Compensation Committee makes all decisions with respect to the compensation of our Chief Executive Officer and other executive officers.

As part of the compensation approval process for our executive officers, other than our Chief Executive Officer, the Compensation Committee considers the views and recommendations of management, and in setting the compensation for all of our executive officers the Compensation Committee considered the recommendation of its independent compensation consultant as described in greater detail below.

Role of Management

Our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer and Chief Financial Officer provide the Compensation Committee with an assessment of our corporate performance and the performance of other executive officers, and make recommendations for the compensation of other executive officers based on this assessment. Additionally, our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer, and Chief Financial Officer discuss with the Compensation Committee management's internal projections with respect to a variety of performance metrics and operations goals for future fiscal years on which performance-based compensation will be based. Other members of management assist the Compensation Committee on an as needed basis.

No executive officer makes any decision on any element of his or her own compensation, and our Chief Executive Officer does not participate in deliberations regarding his compensation.

Role of Independent Compensation Consultant

The Compensation Committee retained Semler Brossy as its compensation consultant during fiscal 2013 to provide independent, third-party advice and expertise on all aspects of executive compensation and related corporate governance matters, including designing and establishing our executive compensation program for fiscal 2013 and fiscal 2014. Semler Brossy provided the Compensation Committee with an assessment on the ratio of the Chief Executive Officer's pay compared to other executives and also provided advice throughout fiscal 2013 on new issues and developments regarding executive compensation and related disclosures. Semler Brossy does not provide any other services to us. In the future, the Compensation Committee may retain other similar consultants.

Competitive Marketplace Assessment

In making compensation decisions, the Compensation Committee periodically reviews the compensation packages for officers in like positions with similar responsibilities at organizations similar to ours. In fiscal 2012, a review of Named Executive Officer compensation and the comparator group referenced by the Compensation Committee was performed to evaluate pay levels. In selecting appropriate comparators, the Compensation Committee considered a number of factors, including similarities in industry, size, and operating margins.

Following an extensive review, the following thirteen companies were selected by the Compensation Committee as appropriate comparators: Core-Mark Holding Company, Inc., Dean Foods Company, Del Monte Corporation, Green Mountain Coffee Roasters, Inc., The Hain Celestial Group, Inc., Harris Teeter Supermarkets, Inc., Nash Finch Company, Perrigo Company, The J.M. Smucker Company, Spartan Stores, Inc., United Stationers, Inc., Watsco, Inc. and Whole Foods Market, Inc. In addition to compensation levels, the Compensation Committee also reviewed program designs for these companies, including an assessment of pay vehicles and performance metrics.

We do not benchmark compensation in the traditional manner, although base salaries for our Named Executive Officers in fiscal 2013 were generally targeted in the 40th to 50th percentiles of our comparator group identified above. In general, the Compensation Committee references the median of the competitive compensation marketplace, but market data is only one factor among many considered by the Compensation Committee when making determinations regarding executive compensation. Other factors considered include individual performance, scope of responsibilities, tenure, criticality of the position, retention concerns and the need to recruit new officers.

Components of our Executive Compensation Program

Our executive compensation philosophy is reflected in the principal elements of our executive compensation program. The four key components of our executive compensation program in fiscal 2013 were:

- Base salary;
- Performance-based annual cash incentives;
- Long-term equity-based incentive awards in the form of stock options, time-based vesting restricted stock units, performance-based vesting restricted stock units, which we sometimes refer to as performance units, and in the case of our Chief Executive Officer performance-based vesting shares of restricted stock, which we sometimes refer to as performance shares; and
- Other compensation and benefits including minimal perquisites and participation in the Deferral Plans (as described in *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2013* below) as well as participation in benefit plans generally available to all of our employees, such as participation in the 401(k) Plan and ESOP.

Pay Mix

When setting targeted total compensation for fiscal 2013, for the Named Executive Officers other than our Chief Executive Officer, the Compensation Committee determined that target cash compensation and equity-based compensation would each be approximately 50% of such Named Executive Officer's total target compensation, and that base salary and performance-based cash incentives would contribute approximately 55-70% and 30-45%, respectively, to targeted cash compensation. The Compensation Committee determined that target cash compensation and equity-based compensation would be approximately 33% and 67% respectively, of our Chief Executive Officer's total compensation for fiscal 2013. Total cash compensation of our Chief Executive Officer was comprised of approximately 57% base salary and 43% performance-based cash incentives.

Base Salary

As described above, the Compensation Committee is responsible for setting base salaries for our Named Executive Officers. Base salaries provide a fixed rate of pay designed to compensate executives for day-to-day responsibilities and are established based on the scope of their respective responsibilities, competitive market conditions, individual performance and tenure.

Base salaries are generally reviewed annually in the first quarter of each fiscal year and are effective as of the first day of the fiscal year, but may be adjusted from time to time to realign salaries with market levels, taking into account the Named Executive Officers' responsibilities, performance, experience and proven capability. Base salaries are generally targeted in the 40th to 50th percentiles of our comparator group identified above, which all of our Named Executive Officers were within for fiscal 2013. Merit increases for our executive officers, including our Named Executive Officers, if given at all, are expected to be modest on a year-over-year basis unless the executive takes on additional responsibility or is promoted or an increase is determined by the Compensation Committee to be necessary as a result of a compensation analysis.

The table below reflects the fiscal 2012 and fiscal 2013 base salaries for the Named Executive Officers, and the percentage change in base salaries between those two periods:

Named Executive Officer	Fiscal 2012 Base Salary(1)	Fiscal 2013 Base Salary(2)	Percentage Change(3)
Steven L. Spinner	$822,200	$846,866	3.0%
Mark E. Shamber	$371,315	$382,454	3.0%
Joseph J. Traficanti	$346,080	$356,462	3.0%
Sean F. Griffin	$415,000	$427,450	3.0%
Craig H. Smith	$345,050	$355,401	3.0%

(1) For each Named Executive Officer, fiscal 2012 Base Salaries were effective as of July 31, 2011.

(2) For each Named Executive Officer, fiscal 2013 Base Salaries were effective as of July 29, 2012.

(3) Percentage change in base salaries between the two periods is consistent with the merit pool for the Company as a whole.

Performance-Based Annual Cash Incentive Compensation

The Compensation Committee is responsible for setting the minimum thresholds and targets for the performance multiplier of our performance-based annual cash incentive compensation discussed below. Receipt of this compensation is contingent upon satisfaction of these Company-wide metrics established by the Compensation Committee together with specific Company-wide, division-level or individual financial or operational performance goals as determined by the Compensation Committee in the case of our President and Chief Executive Officer and as recommended by our President and Chief Executive Officer, Chief Human Resources and Sustainability Officer and Chief Financial Officer and approved by the Compensation Committee in the case of the other Named Executive Officers. The factors considered in setting this target compensation vary depending on the individual executive, but generally relate to strategic projects or financial factors such as net sales, gross margin, operating income, return on invested capital and other measures of our profitability.

Minimum Performance Hurdle. For fiscal 2013, as a condition for paying out annual cash incentive compensation to any of the Named Executive Officers, we required that we maintain a ratio of total debt to earnings before interest, taxes and depreciation not to exceed 3.0x and compliance with our debt covenants under our credit facilities. If these thresholds were not met, our employees and executive officers, including the Named Executive Officers, would not have been eligible to receive annual performance-based cash incentive payouts, regardless of their individual respective achievements.

Performance Multiplier. In addition, for fiscal 2013, we required three Company-level metrics to be met as a condition to paying out a weighted percentage of the annual cash incentive compensation to our employees and executive officers, including the Named Executive Officers. If these gateway levels of performance were not achieved, then no annual incentive plan pool would be funded and no awards would be paid out. For fiscal 2013, the three threshold or gateway metrics—consolidated net sales, consolidated earnings per diluted share, and working capital as a percentage of consolidated net sales—were weighted 45%, 45%, and 10%, respectively. For each metric achieved, the weighted percentages are summed together to create the performance multiplier. The amount of the Named Executive Officer's annual cash incentive compensation would be equal to the amount payable based on his individual respective achievements multiplied by the performance multiplier. Therefore, if our actual performance did not meet the threshold for a particular Company-level metric, the amount of the annual performance-based cash incentive compensation to be paid to a Named Executive Officer would be reduced by an amount equal to the amount payable based on that officer's individual respective achievements multiplied by the performance multiplier equal to that Company-level metric's weighting. Our actual performance exceeded the threshold level of each Company-level minimum performance measure for fiscal 2013 therefore, each Named Executive Officer's performance multiplier was 1.0x. The three Company-level metrics utilized for fiscal 2013, their weighting percentage, and the threshold and actual performance are set forth below:

Minimum Performance Measures	Weighting Percentage	Threshold	Actual Performance
Consolidated net sales (thousands)	45%	$5,606,800	$6,064,355
Consolidated earnings per diluted share	45%	$ 2.02	$ 2.18
Working capital as a percent of consolidated net sales(1)	10%	11.70%	11.82%

(1) Excluding the working capital impact of acquisitions as of the date of acquisitions.

Annual Incentive Targets. As discussed in more detail below, for the Named Executive Officers, the targeted annual cash award for fiscal 2013 ranged from 20-35% of the executive's base salary for "threshold" performance, from 50-75% of the executive's base salary for "target" performance, and from 100-150% of the executive's base salary for "maximum" performance.

In setting the performance targets for fiscal 2013, the Compensation Committee first considered fiscal 2012 levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. Furthermore, in establishing the intended degree of difficulty of the payout levels for each performance metric, the Compensation Committee set the performance targets at levels that required successful implementation of corporate operating objectives for meaningful payouts to occur. The Compensation Committee believed that the targets related to "threshold" performance were achievable in light of budgeted expectations, but the payouts for "target" performance and "maximum" performance each required significant improvement over the prior year's comparable performance. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. Generally, company-level financial goals, including consolidated net sales, consolidated earnings per diluted share, consolidated operating income, free cash flow from operations, return on invested capital, and consolidated or regional net sales made up 80% of the Named Executive Officer's targeted performance-based annual incentive compensation. One or more strategic goals tailored for each Named Executive Officer based on his responsibilities made up the remaining 20% of the Named Executive Officer's targeted performance-based annual incentive compensation. The performance targets selected by the Committee for the named executive officers for fiscal 2013 included, among others, the following:

	Applicable Targets			Actual
Performance Measures(1)	**Threshold**	**Target**	**Maximum**	**Performance**
Consolidated net sales (in thousands)	$5,710,000	$5,947,000	$6,070,000	$6,064,355
Consolidated operating income (in thousands)	$ 166,400	$ 180,800	$ 190,000	$ 184,272(2)
Consolidated earnings per diluted share	$ 2.11	$ 2.16	$ 2.25	$ 2.18(2)
Return on invested capital(3)	9.11%	9.34%	9.67%	9.38%(2)
Free cash flow from operations (in thousands)(4)	$ 30,000	$ 41,500	$ 53,000	$ (19,453)
Manage legal expenses, excluding class action lawsuits	$4,300,000	$4,100,000	$3,900,000	$5,897,983
Manage workers compensation expenses, excluding Canadian operations	$9,900,000	$9,500,000	$9,000,000	$7,432,981
National service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	0.0	5.0	10.0	(1.0)

(1) Details regarding the performance measures and the associated levels of performance payout percentage for each of our Named Executive Officers are included below.

(2) See discussion of adjustments related to the actual performance of these metrics in Determination of Annual Incentive Plan Payouts below.

(3) Return on invested capital for purposes of the performance-based annual cash incentive represents net operating profit after income taxes, divided by the sum of total debt and stockholders equity.

(4) Free cash flow from operations represents net cash provided by operations less capital expenditures.

In addition to the above-listed performance targets, certain of the Named Executive Officers had other performance goals that were specific to the individual for fiscal 2013 that are described in more detail below.

Determination of Annual Incentive Plan Payouts. The Compensation Committee reviews the performance of each Named Executive Officer during the performance period and determines the level of performance-based compensation, if any, to be awarded to each Named Executive Officer. This amount may not exceed the amount of payouts for "maximum" performance. However, the Compensation Committee may, in its discretion, award an amount less than the amount attributable to a certain level of performance that was attained.

The actual amount to be earned by the Named Executive Officer is determined and paid in a single lump sum in the first quarter of the fiscal year following the fiscal year in which the award is earned by the Named Executive Officer, unless the executive has previously elected to defer such compensation into the Deferred Compensation Plan.

While no targets were modified for the fiscal 2013 performance-based cash incentive payments when measuring our performance against these targets, the Compensation Committee approved the adjustment of our actual results for the approximately $1.6 million of pre-tax expenses we incurred in fiscal 2013 related to the termination of a licensing agreement and the write-off of the associated intangible asset and $2.2 million of pre-tax expenses we did not incur in fiscal 2013 as planned due to an accounting change related to the lease of our Aurora, Colorado facility. In addition, adjustments were made for the $4.9 million settlement related to unclaimed property audits included within other expenses and the discrete tax benefit of $2.7 million primarily related to the reversal of reserves for uncertain tax positions. The Compensation Committee believed it was appropriate to adjust for the impact of these expenses in light of their non-recurring nature. As a result, our operating income of $185.5 million based on our fiscal 2013 consolidated financial statements was adjusted downward to $184.3 million. Earnings per diluted share of $2.18 did not change. In addition to the income statement adjustments noted above, our return on invested capital was modified via an adjustment to exclude $33.5 million of current and long-term debt to ignore the resulting increase in liabilities as a result of the final accounting treatment of our Aurora, Colorado facility lease. As a result, our return on invested capital of 9.68% for our fiscal 2013 was adjusted downward to 9.38%.

The following table sets forth for each Named Executive Officer the total amount of performance-based annual incentive awards targeted for the Named Executive Officer (which represents the "target" level) and the actual amount of performance-based annual incentive awards earned by the Named Executive Officer expressed in dollars, as a percentage of the Named Executive Officer's base salary, and as a percentage of the such targeted amount:

	Performance-Based Annual Incentive Payment		**Actual Performance-Based Annual Incentive Payment**	
Named Executive Officer	**Target**	**Actual**	**As a Percentage of Base Salary**	**As a Percentage of Target**
Steven L. Spinner	$635,150	$807,161	95.3%	127.1%
Mark E. Shamber	$286,841	$249,787	65.3%	87.1%
Joseph J. Traficanti	$178,231	$213,778	60.0%	119.9%
Sean F. Griffin	$320,588	$384,526	90.0%	119.9%
Craig H. Smith	$177,701	$191,429	53.9%	107.7%

Details regarding the performance targets and the associated levels of performance payout percentage for fiscal 2013 for each of our Named Executive Officers are included below. Set forth below is the amount of annual incentive compensation, expressed as a percentage of base salary, that each Named Executive Officer earned and could have earned based on "threshold", "target" and "maximum" fiscal 2013 performance:

Steven L. Spinner

	Annual Incentive Payout as % of Base Salary			
Individual Goals	**Threshold**	**Target**	**Maximum**	**Actual**
Consolidated earnings per diluted share	14.0%	30.0%	60.0%	36.0%
Free cash flow from operations	7.0%	15.0%	30.0%	—%
Consolidated net sales	7.0%	15.0%	30.0%	29.3%
Succession planning(1)	7.0%	15.0%	30.0%	30.0%
Total:	35.0%	75.0%	150.0%	95.3%

(1) In setting the performance metric applicable to Mr. Spinner based on succession planning, we based the performance metric on results that were improvements over existing strategies and included specific identification of potential internal candidates to replace our Chief Executive Officer as well as certain other executive officers, the initiation of programs designed to further the development of these individuals and the hiring of an internal resource to further these individuals and others at all levels within the Company. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric that we have not disclosed specifics, Mr. Spinner achieved the "target" performance level.

Mark E. Shamber

	Annual Incentive Payout as % of Base Salary			
Individual Goals	**Threshold**	**Target**	**Maximum**	**Actual**
Consolidated earnings per diluted share	14.0%	30.0%	60.0%	36.0%
Free cash flow from operations	7.0%	15.0%	30.0%	—%
Consolidated net sales	7.0%	15.0%	30.0%	29.3%
Payroll expenses as a percentage of gross margin(1)	3.5%	7.5%	15.0%	—%
Finance process improvement(2)	3.5%	7.5%	15.0%	—%
Total:	35.0%	75.0%	150.0%	65.3%

(1) In setting the performance metric applicable to Mr. Shamber based on payroll expenses as a percentage of our consolidated gross margin, we based the performance metric on results that were an improvement over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric that we have not disclosed specifics, Mr. Shamber did not achieve the "threshold" performance level.

(2) In setting the performance metric applicable to Mr. Shamber based on Finance process improvements, we based the performance metric on results that would provide a measurable cost savings compared to the prior year's results. We believe that one of the best indicators of how

difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric that we have not disclosed specifics, Mr. Shamber did not achieve the "threshold" performance level.

Joseph J. Traficanti

Individual Goals	Annual Incentive Payout as % of Base Salary			
	Threshold	Target	Maximum	Actual
Consolidated operating income	8.0%	20.0%	40.0%	27.6%
Return on invested capital	8.0%	20.0%	40.0%	22.4%
Manage workers compensation	2.0%	5.0%	10.0%	10.0%
Manage legal expenses	2.0%	5.0%	10.0%	—%
Total:	20.0%	50.0%	100.0%	60.0%

Sean F. Griffin

Individual Goals	Annual Incentive Payout as % of Base Salary			
	Threshold	Target	Maximum	Actual
Consolidated operating income	14.0%	30.0%	60.0%	41.3%
Return on invested capital	14.0%	30.0%	60.0%	33.7%
National operations expense as a % of sales(1)	3.5%	7.5%	15.0%	15.0%
National service to inventory metric, which is a combined measurement of inventory levels as managed in days on hand and out-of-stock levels	3.5%	7.5%	15.0%	—%
Total:	35.0%	75.0%	150.0%	90.0%

(1) In setting the performance metric applicable to Mr. Griffin based on our national operations expense as a percentage of net sales, we considered historical levels of performance and based the performance metric on results that were improvements over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. For the performance metric for which we have not disclosed targets, Mr. Griffin achieved the "maximum" performance level.

Craig H. Smith

Individual Goals	Annual Incentive Payout as % of Base Salary			
	Threshold	Target	Maximum	Actual
Consolidated operating income	4.0%	10.0%	20.0%	13.8%
Return on invested capital	4.0%	10.0%	20.0%	11.2%
Eastern Region operating income(1)	8.0%	20.0%	40.0%	18.9%
Divisional operations expense as a % of sales(1)	2.0%	5.0%	10.0%	10.0%
National service to inventory metric, which is a combined measurement of inventory levels as measured in days on hand and out-of-stock levels	2.0%	5.0%	10.0%	—%
Total:	20.0%	50.0%	100.0%	53.9%

(1) In setting the performance metrics applicable to Mr. Smith based on the performance of our Eastern Region and divisional operations expense as a percentage of net sales, we considered historical levels of performance for those categories and based the performance metric on results that were improvements over the prior year's results. We believe that one of the best indicators of how difficult a particular performance metric was to achieve is reflected in what level of payout the executive actually received with respect to the metric. Of the two performance metrics for which we have not disclosed targets, Mr. Smith achieved slightly less than the "target" performance level for the metric tied to our Eastern Region's operating income and achieved the "maximum" performance level for divisional operations expense as a percentage of net sales.

Long-term Equity-Based Incentive Program

Our core long-term equity-based incentive program in fiscal 2013 consisted of time-based vesting stock options and restricted stock units and performance-based vesting restricted stock units. In fiscal 2013, long-term equity-based incentive awards were granted with a grant date fair value equal to the sum of 125% of the Named Executive Officer's fiscal 2013 base salary and 50% of the performance-based annual cash incentive award earned in fiscal 2012. The grant date fair values of time-based vesting options, time-based vesting restricted stock units, and performance-based vesting restricted stock units represented approximately 30.33%, 36.33%, and 33.34% of the aggregate grant date fair value of the long-term equity-based awards, respectively.

We believe that stock options and a mix of time- and performance-based vesting restricted stock units and, in the case of our President and Chief Executive Officer, performance-based restricted shares, provide a Named Executive Officer with an incentive to improve our stock price performance and a direct alignment with stockholders' interests, as well as a continuing stake in our long-term success. In addition, because the time-based equity awards vest ratably over four years, and the vesting of performance-based vesting restricted stock units vest two years from the date of grant, we believe these awards provide strong incentives for the executives to remain employees of ours.

In addition to the grants made under our core long-term equity-based incentive program described above, we granted Mr. Spinner a target award of 25,000 performance shares and 5,123 performance units with performance metrics tied to our performance during a portion of fiscal 2013 as described below.

All of our equity awards are made pursuant to plans that have been approved by stockholders.

Timing of Awards. The Compensation Committee generally makes equity-based grants in September of each year when the Compensation Committee also approves changes to our executive officers' annual base salaries, if any, but after we have publicly released our preliminary results of operations for the recently completed fiscal year. The Committee may also make equity-based grants from time to time for new executive officers or upon a significant change in an executive officers' job scope and responsibility.

Determinations of Awards. The Compensation Committee reviews and approves annual equity-based awards for all of our eligible employees, including our Named Executive Officers. The Compensation Committee determines the target grant date fair value of equity awards based on percentages of prior fiscal year base salary and annual performance-based cash compensation earned for the prior fiscal year dependent on the eligible employee's position within the company. For our executive officers, including our Named Executive Officers, the percentages used for fiscal 2013 grants were 125% and 50%, respectively.

The Compensation Committee may disregard these guideline ranges for an employee, including a Named Executive Officer, upon a determination that other factors should result in an equity award that exceeds or is less than the specified range based on the executive's position with us. These factors may include consideration of competitive compensation data, a recent change in assigned duties, retention considerations or the historical performance of the executive, although it has not done so for any of our Named Executive Officers. The Compensation Committee also considers the recommendations of members of senior management with respect to the mix of stock options and restricted stock units.

Options. For fiscal 2013, the Compensation Committee awarded approximately 30.33% of the grant date fair value of the Named Executive Officers' long-term, equity-based incentive compensation under our core program in the form of stock options to the Named Executive Officers pursuant to the 2004 Equity Plan. The grants were effective September 13, 2012, following the September 11, 2012 release of our fiscal 2012 results of operations. These stock options have exercise prices equal to the closing price of our common stock on the NASDAQ Global Select Market on the date of grant. The stock options vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2013.*

Time-Based Vesting Restricted Stock Units. We also awarded approximately 36.33% of the grant date fair value of the Named Executive Officer's long-term, equity-based incentive compensation under our core program in the form of time-based vesting restricted stock units to the Named Executive Officers pursuant to the 2004 Equity Plan on September 13, 2012. The time-based vesting restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant and are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2013.*

Performance-Based Vesting Restricted Stock Units. The following information summarizes our long-term equity grants made in fiscal 2013 and the settlement of our long-term equity grants made in fiscal 2012, which had performance criteria tied to the one and two-year periods ended August 3, 2013.

Fiscal 2013 Grant. For fiscal 2013, the Compensation Committee awarded approximately 33.34% of the grant date fair value of the Named Executive Officers' long-term, equity-based incentive compensation under our core program in the form of performance-based vesting restricted stock units denominated in dollars pursuant to the 2004 Equity Plan. The dollar value of this award that may vest at the "threshold," "target" and "maximum" levels of performance are shown in the table in *EXECUTIVE COMPENSATION TABLES—Grants of Plan-Based Awards in Fiscal 2013.*

The fiscal 2013 awards of the performance-based restricted stock units utilize two equally-weighted performance criteria—return on invested capital ("ROIC"), which for purposes of the 2013 award we define as net operating profit after income taxes, divided by the sum of total debt and stockholders equity, and our total shareholder return relative to the total shareholder returns of companies within a specified comparator group ("Relative TSR"). The group of companies against which Relative TSR performance is to be based consists of five companies within our broader comparator group that focus primarily on distribution—Core-Mark Holding Company, Inc., Nash Finch Company, Spartan Stores, Inc., United Stationers, Inc., and Watsco, Inc. The Named Executive Officers are eligible to earn between 0% and 200% of their targeted award, depending on our performance during the relevant measurement periods with respect to five levels of performance for ROIC and four levels of performance for Relative TSR. For ROIC, the relevant measurement period is the second year of the performance period (i.e., fiscal 2014), and for Relative TSR, the relevant measurement period is the full two years of the performance period beginning July 29, 2012 and ending August 2, 2014. The following table illustrates the Relative TSR and ROIC performance metrics and the corresponding payout levels for the measurement period:

Payout(1)	ROIC	Relative TSR
25%	9.70%	
50%	9.85%	#3 @ Median
100%	10.00%	#2
150%	10.15%	#1
200%	10.30%	>10% over #2

(1) The payout percentages apply with respect to each of the equally-weighted performance criteria. For example, if our ROIC for the relevant measurement period was 10.00% and our total shareholder return for the relevant measurement period was the median shareholder return of the five-company comparator group, 100% of the portion of the award tied to ROIC would vest (or 50% of the total award) and 50% of the portion of the award tied to Relative TSR would vest (or 25% of the total award), resulting in an aggregate of 75% of the total award vesting.

Settlement of Fiscal 2012 Awards. At the conclusion of fiscal 2013, the two-year performance period concluded with respect to performance-based vesting restricted stock units granted to our Named Executive Officers in September 2011. The Compensation Committee approved the payout of 5,778, 2,473, 2,214, 2,932, and 2,216 restricted stock units for Messrs. Spinner, Shamber, Traficanti, Griffin and Smith, respectively, and the resulting issuance of a same number of shares of common stock to the Named Executive Officers effective as of the last day of the performance period. The number of shares paid out represented approximately 91% of the award that would have been paid out to each Named Executive Officer at "targeted" levels of performance.

Like the fiscal 2013 grants, the fiscal 2012 awards of performance-based restricted stock units had two equally-weighted performance criteria—ROIC and Relative TSR measured against the same five companies used in establishing the performance metric tied to Relative TSR for the fiscal 2013 grants. For purposes of the fiscal 2012 award of performance-based restricted stock units, ROIC was calculated as net operating profit after income taxes, divided by total stockholders equity. Unlike the fiscal 2013 award, the calculation of ROIC for the fiscal 2012 award did not include total debt in the denominator. The Named Executive Officers were eligible to earn between 0% and 200% of their targeted award, depending on our performance during the relevant measurement periods with respect to five levels of performance for ROIC and four levels of performance for Relative TSR. For ROIC, the relevant measurement period was the second year of the performance period (i.e., fiscal 2013), and for Relative TSR, the relevant measurement period was the full two years of the performance period beginning on

July 29, 2011 and ending on August 3, 2013. The following table illustrates the Relative TSR and ROIC performance metrics and the corresponding payout levels for the measurement period:

Payout(1)	ROIC	Relative TSR
25%	10.84%	
50%	10.92%	#3 @ Median
100%	11.00%	#2
150%	11.04%	#1
200%	11.08%	>10% over #2

(1) The payout percentages apply with respect to each of the equally-weighted performance criteria. For example, if our ROIC for the relevant measurement period was 11.00% and our total shareholder return for the relevant measurement period was the median shareholder return of the five-company comparator group, 100% of the portion of the award tied to ROIC would vest (or 50% of the total award) and 50% of the portion of the award tied to Relative TSR would vest (or 25% of the total award), resulting in an aggregate of 75% of the total award vesting.

On September 10, 2013, the Compensation Committee met to determine the percentage of the fiscal 2012 performance-based restricted stock units that should be vested. When calculating our ROIC for fiscal 2013, the Compensation Committee adjusted our GAAP-based ROIC in accordance with the terms of the award agreement pursuant to which the performance-based restricted stock units had been granted to factor the approximately $1.6 million of pre-tax expenses we incurred in fiscal 2013 related to the termination of a licensing agreement and the write-off of the associated intangible asset and $2.2 million of pre-tax expenses we did not incur in fiscal 2013 as planned due to an accounting change related to the lease of our Aurora, Colorado facility. In addition, adjustments were made for the $4.9 million settlement related to unclaimed property audits included within other expenses and a discrete tax benefit of $2.7 million primarily related to the reversal of reserves for uncertain tax positions. The Compensation Committee believed it was appropriate to adjust for the impact of these expenses in light of their non-recurring nature. In addition to the income statement adjustments noted above, an adjustment was made to current and long-term debt totaling $33.5 million to ignore the resulting increase in liabilities as a result of the final accounting treatment of our Aurora, Colorado facility lease. ROIC for fiscal 2013, after these adjustments, was 10.89%, which was between the "threshold" and "target" performance levels. As a result, the Compensation Committee approved the vesting of approximately 40.6% of the portion of the fiscal 2012 award tied to ROIC (or 20.3% of the aggregate fiscal 2012 award).

In addition, the Compensation Committee determined that our total shareholder return for the two-year period ended August 3, 2013 was 44.5%, which was greater than the median total shareholder return of the five-company comparator group. As a result, the Compensation Committee approved the vesting of 50% of the portion of the fiscal 2012 award tied to Relative TSR (or 25% of the aggregate fiscal 2012 award). In reviewing our total shareholder return against the five-company comparator group and taking into account our underlying financial performance for the two-year performance period, the Compensation Committee concluded that the utilization of a five-company comparator group for purposes of measuring Relative TSR was flawed because it failed to take into consideration that the stock price performance of a small group of similar companies could be skewed by factors unrelated to the underlying performance of the related businesses. Accordingly, the Compensation Committee concluded that our financial performance warranted the grant of a discretionary equity award to the Named Executive Officers equal to the number of shares of common stock necessary to cause those individuals to receive, when combined with the shares of common stock issued in settlement of the performance units tied to Relative TSR, a total number of shares equal to the amount that would have been issued had the portion of the fiscal 2012 performance unit awards tied to Relative TSR been paid out at 100% of the targeted amount. In reaching this decision, the Compensation Committee considered that analyzing most other performance metrics tied to financial results would have reflected that our performance exceeded those of most of the other companies in the comparator group. Moreover, the Compensation Committee considered that our total shareholder return for the two-year performance period exceeded the total return for the S&P MidCap 400 Index, of which we are a component, for the same period by approximately 35%. As described in more detail below, for fiscal 2014 grants, the Compensation Committee utilized a Relative TSR performance metric tied to the S&P MidCap 400 Index as this is a better indicator of our performance and is an appropriate comparison group of the incentive plan.

Additional Performance Shares and Performance Units Granted to CEO. On December 3, 2012, the Compensation Committee granted Mr. Spinner a target award of 25,000 performance shares and 5,123 performance units under the 2004 Equity Plan with two equally-weighted performance criteria—ROIC and operating income. For this award, ROIC was defined as net operating profit after tax divided by the sum of total debt and equity. Mr. Spinner was eligible to earn between 0% and 200% of his targeted award, depending on our performance during the last three quarters of fiscal 2013. We needed to achieve ROIC performance during the performance period of 8.75%, 9.73% and 10.35% for Mr. Spinner to achieve the "threshold," "target" and "maximum" levels of performance, respectively. We needed to achieve operating income of $128.2 million, $142.6 million and $151.8 million for Mr. Spinner to achieve the "threshold," "target" and "maximum" levels of performance, respectively.

On September 10, 2013, the Compensation Committee determined that our ROIC and operating income for the performance period (each calculated in accordance with the calculation of those measures for purposes of our fiscal 2013 annual cash incentive plan and adjusted for the impact of the items noted in—*Performance-Based Annual Incentive Compensation—Determination of Annual Incentive Plan Payouts for fiscal 2013*) were 9.70% and $146.1 million, respectively, which were between the "threshold" and "target" performance levels for ROIC and between the "target" and "maximum" performance levels for operating income. Without these downward adjustments, ROIC and operating income for the performance period would have been 9.87% and $148.9 million, respectively. As a result, the Compensation Committee approved the payout of 25,463 of the performance shares and 5,355 performance units for Mr. Spinner, resulting in the issuance of a same number of shares of common stock effective as of the last day of the performance period.

Other Compensation and Benefits

The Named Executive Officers are eligible for the same level and offering of benefits that we make available to other employees, including our ESOP, 401(k) plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all employees, the Named Executive Officers are eligible to participate in the Deferral Plans. We provide the Named Executive Officers with the ability to defer compensation as a competitive pay practice so they may save amounts in a non-qualified retirement plan that are greater than the amount permitted to be deferred under the 401(k) Plan. For a description of the Deferral Plans, see *EXECUTIVE COMPENSATION TABLES—Nonqualified Deferred Compensation—Fiscal 2013* below. We do not have any defined benefit pension plans available to our Named Executive Officers.

Perquisites and Other Benefits. We provide certain Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall executive compensation program. The costs of these benefits constitute only a small portion of each Named Executive Officer's total compensation and includes, for certain Named Executive Officers, contributions to our defined contribution plan, the payment of premiums for life insurance, automobile allowances, corporate housing and commuting air travel reimbursement. We offer perquisites and other benefits that we believe to be competitive with benefits offered by companies with whom we compete for talent for purposes of recruitment and retention.

Fiscal 2014 Compensation Changes

For fiscal 2014, the compensation program for the Named Executive Officers is structured substantially the same as our fiscal 2013 program, with the changes outlined below with respect to base salary performance-based annual cash incentive compensation, and long-term equity-based incentive compensation.

Base salary. Base salary remains an important component of a Named Executive Officer's total compensation and for fiscal 2014 base salaries are generally targeted in the 40th to 50th percentiles of our comparator group identified above. For fiscal 2014, the base salary for each of the Named Executive Officers has been increased 3% over fiscal 2013 levels which is consistent with the merit pool for the Company as a whole. Set out below are the fiscal 2013 and fiscal 2014 base salaries for the Named Executive Officers and the percentage change between the periods:

Named Executive Officer	Fiscal 2013 Base Salary	Fiscal 2014 Base Salary	Percentage Change
Steven L. Spinner	$846,866	$872,300	3.0%
Mark E. Shamber	$382,454	$393,950	3.0%
Joseph J. Traficanti	$356,462	$367,150	3.0%
Sean F. Griffin	$427,450	$440,300	3.0%
Craig H. Smith	$355,401	$366,100	3.0%

Performance-based Annual Cash Incentive Compensation. For fiscal 2014, the Compensation Committee determined to establish a targeted annual cash award ranging from 25-35% of the executive's base salary for "threshold" performance, 50-75% of the executive's base salary for "target" performance and 100-150% of the executive's base salary for "maximum" performance. These ranges are consistent with the ranges used in fiscal 2013.The annual cash incentive compensation is subject to minimum performance hurdles similar to those used in fiscal 2013. However, consolidated operating income will be the sole metric upon which the performance multiplier is based rather than the three Company-level metrics applicable in fiscal 2013

Long-Term Equity-Based Incentive Compensation. For fiscal 2014, the Named Executive Officers have been awarded a mixture of stock options, time-based vesting restricted stock units and performance-based vesting restricted stock units. Each Named Executive Officer was granted a targeted award equal to the sum of 125% of the executive's base salary for fiscal 2013 and 50% of the actual performance-based annual cash incentive earned by the executive for fiscal 2013 performance. The stock options, time-based vesting restricted stock units and performance-based vesting restricted stock units will account for approximately 20%, 50%, and 30% of the total targeted grant date fair value of the award, respectively. The stock options and time-based vesting restricted stock units will vest in four equal annual installments beginning on the first anniversary of the date of grant, and, in the case of the stock options, will have an exercise price equal to the fair market value of our common stock on the date of grant. The performance-based vesting restricted stock units have two equally-weighted performance criteria-ROIC and Relative TSR. The Named Executive Officers are eligible to earn between 0% and 200% of their targeted award, depending on our performance during the relevant measurement period with respect to five levels of performance for ROIC. For ROIC, the relevant measurement period is the second year of the performance period (i.e., fiscal 2015), and for Relative TSR, performance is measured at the end of the 2-year performance period. With respect to Relative

TSR performance, our total shareholder return for the two year period ending at the conclusion of fiscal 2015 will be measured against the total shareholder return of the S&P MidCap 400 Index over the same measurement period.

Other Programs, Policies and Considerations

Potential Impact on Compensation from Executive Misconduct

If the Board determines that a Named Executive Officer has engaged in fraudulent or intentional misconduct, the Board will take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limitation, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the our financial results, seeking reimbursement of any portion of performance-based or incentive compensation paid or awarded to the Named Executive Officer that is greater than would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Recoupment (Clawback) Policy

We have adopted a recoupment policy applicable to our executive officers, including our Named Executive Officers, which provides that if we restate all or a portion of our financial statements within two years of filing the financial statements with the SEC, the Board or the Compensation Committee will, to the extent permitted by law, as it deems appropriate in its sole discretion require reimbursement of all or a portion of any bonus or incentive compensation paid or granted after May 28, 2009 to any executive officer or other officer covered by this policy. The Board, or the Compensation Committee, also has the right in the event of such a restatement to cause the cancellation of equity-based incentive or bonus awards that had been granted to these individuals and to, in certain circumstances, seek reimbursement of any gains realized on the exercise of stock options or sales of shares of stock or payments received on account of restricted stock units or other awards payable in cash, in either case attributable to any awards that formed all or a portion of such bonus or incentive award.

Policy on Gross Up Payments in Connection with a Change in Control

On December 8, 2010, the Compensation Committee adopted a formal policy under which we may not enter into new or amended agreements which provide for "gross ups" for excise tax obligations payable by our executives upon termination of employment following a change in control. On the same date, we entered into amendments to the change in control agreement with each of Messrs. Spinner, Traficanti and Shamber to eliminate such "gross up" payments. As a result, none of our executives is a party to an agreement providing for "gross up" payments for excise taxes imposed upon termination following a change in control.

Stock Ownership Guidelines

The Compensation Committee believes stock ownership guidelines are a key vehicle for aligning the interests of management and our stockholders. A meaningful ownership stake by our Named Executive Officers demonstrates to our stockholders a strong commitment to our success. Accordingly, the Compensation Committee maintains a policy consistent with our corporate governance principles that requires our Named Executive Officers and other senior officers to hold shares of common stock equal to 50% of the estimated stock option equivalent received by each executive officer for the most recent full year of service as an executive officer. For instance, a stock option equivalent of 10,000 would require stock ownership of 5,000 shares. The policy recommends that executive officers attain this level of stock ownership within four years following their appointment as an executive officer. Once attained, each executive officer is required to maintain this level of stock ownership for as long as they are employed by us and serving as an executive officer. All our executive officers with more than one full year of service own our stock. Our insider trading policy prohibits our executive officers from holding shares of our common stock in a margin account or from pledging shares of our common stock unless, in the case of pledging of the shares as collateral for a loan (not including margin debt) approved in advance by our General Counsel upon demonstration the individual clearly has the financial capacity to repay the loan without resort to the pledged securities. In addition, our insider trading policy permits only limited types of hedging transactions that are structured to avoid the risks of short selling, options trading or margin trading and which must be made pursuant to a Rule 10b5-1 trading plan that is pre-cleared by our General Counsel and for which any securities involved in such transaction must be in excess of our minimum stock ownership guidelines. Currently, none of the members of the Board or our executive officers are engaged in any hedging or pledging transactions involving shares of our common stock.

Tax Deductibility of Compensation

When it reviews compensation matters, the Compensation Committee considers the anticipated tax and accounting treatment of payments and benefits with respect to us and, when relevant, to the executive. Section 162(m) of the Code limits to $1 million the annual tax dedication for compensation paid to each of the chief executive officer and the three other highest paid executive officers employed at the end of the year (other than the chief financial officer). However, compensation that does not exceed $1 million during any fiscal year or that qualifies as "performance-based compensation" (as defined in Section 162(m)) is deductible. The Compensation Committee considers these requirements and attempts to ensure that both cash and equity components of the Named Executive Officers' total compensation are tax deductible by us, to the maximum extent possible, by the use of stockholder-approved plans that are intended to comply, to the extent practicable, with Section 162(m). Our performance-based cash incentive plans have not historically been considered stockholder approved, and therefore, an award made under those plans to our Chief Executive Officer or any of our other three highest paid executive officers has not in the past been deducted by us to the extent that the officer's total compensation not exempt from the Section 162(m) limitation for the fiscal year in which the award was made exceeded $1,000,000. Beginning in fiscal 2014, our annual performance based cash incentive plan awards were made pursuant to our 2012 Equity Plan, which has been approved by our stockholders. Accordingly, assuming that awards otherwise comply with the requirements of Section 162(m), which we believe will be the case, these awards should qualify for "performance-based compensation" and as a result be deductible. The discretionary equity grant made to our Named Executive Officers in September 2013 and described in more detail above in—*Long-term Equity-Based Incentive Program* and *Performance-Based Vesting Restricted Stock Units Fiscal 2012 Awards*—is not considered "performance-based compensation" under Section 162(m). The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on our executive compensation programs.

Employment Agreements

We are not a party to any currently effective employment agreement with any of our Named Executive Officers. We believe that, generally, employment agreements are not currently necessary to attract and retain talented personnel. However, due to the ever-changing marketplace in which we compete for talent, this practice is regularly reviewed by the Compensation Committee to help ensure that we remain competitive in our industry. We did, however, enter into an offer letter with Steven L. Spinner, our current President and Chief Executive Officer, that sets forth certain terms of Mr. Spinner's employment with us, and the Compensation Committee and the Board have approved our entering into severance agreements and change in control agreements with our executive officers.

We may enter into employment agreements with executive officers in the future if the Compensation Committee determines that such arrangements are in our best interest at that time.

Severance Agreements and Change in Control Agreements

We are currently a party to a severance agreement and change in control agreement with each of our Named Executive Officers. Given the fact that we do not have employment agreements with our Named Executive Officers, the Compensation Committee believes that the protections afforded in the severance agreements and change in control agreements are reasonable and are an important element in retaining our executive officers.

Each of the severance agreements includes confidentiality, non-competition and intellectual property assignment provisions. Outside the context of a Change in Control, if we terminate any of our Named Executive Officers for any reason other than Cause, death, or disability or such executive resigns for Good Reason, we would be required to pay to the executive (i) his base salary, as in effect as of the termination date of his employment, and (ii) provide certain medical benefits in each case for a period of one year following such termination. If we terminate Mr. Spinner without Cause, his agreement also requires us to pay (i) a pro rata portion of the bonus to which he would have been entitled for the year in which he was terminated, and (ii) an amount equal to the pro rata portion of his unvested balance in the ESOP, which would vest on the first anniversary of the date of Mr. Spinner's termination. If we terminate Mr. Spinner without Cause, a pro rata portion of the stock options awarded to Mr. Spinner and not vested and exercisable on or prior to the date of Mr. Spinner's termination that would otherwise become vested and exercisable on or prior to the first anniversary of the date of Mr. Spinner's termination, and any shares of restricted stock or restricted stock units granted to Mr. Spinner that would have had any restrictions thereon removed or vested on or prior to the first anniversary of the date of Mr. Spinner's termination, will, in either case, have any restrictions thereon removed or become vested, as the case may be. All such payments and vesting will be prorated based on the number of full calendar months that Mr. Spinner was employed as our President and Chief Executive Officer during the fiscal year in which he resigned or was terminated. In addition, if any of these severance payments cause Mr. Spinner to be subject to an excise tax under Section 4999 of the Code, we would be required under the terms of our severance agreement with him to reimburse to Mr. Spinner an amount equal to such excise taxes.

Any benefits to be paid upon a change in control under the severance agreements or change in control agreements are "double trigger," which requires both a Change in Control and a termination of a Named Executive Officer by us for a reason other than Cause, death or disability or a resignation by the executive for Good Reason within one year of the date of the Change in Control. In the event of either a termination of the executive for a reason other than Cause, death or disability or his resignation for Good Reason within one year of the date of a Change in Control, the executive would be entitled to receive a lump sum payment equal to (i) a multiple of his base salary (multiple of 3, 2.99, 2.99, 1.5 and 1.5 for Messrs. Spinner, Shamber, Traficanti, Griffin and Smith, respectively), as in effect at that time of his termination of employment, (ii) the average annual bonus paid to the executive for the three fiscal years prior to the date of his termination or resignation (or the average of the bonuses he has received if he will not have been employed by us for three years as of such date, or, if he has not yet been awarded an annual bonus for the previously completed year as of such termination date, then his target bonus for such year shall be included in the average), (iii) the pro rata portion of the target bonus for the fiscal year in which such termination or resignation occurred, and (iv) an amount equal to his unvested account balance in the ESOP. In addition, all of the executive's then outstanding but unvested equity awards, including performance shares and performance units, will vest and, if applicable, become exercisable as of the date of termination or resignation. We will also be required to continue to provide each executive with medical benefits in effect as of the date of such termination or resignation for a period of three years following the termination or resignation. The provision of all such benefits will be subject to any restrictions under applicable law, including under

Section 409A of the Code. In establishing the multiples of base salary and bonus that a terminated executive would be entitled to receive following his termination without Cause or for Good Reason, either before or within one year following a Change in Control, the Compensation Committee considered the need to be able to competitively recruit and retain talented executive officers who often-times seek protection against the possibility that they might be terminated without cause or be forced to resign for Good Reason following a Change in Control.

For purposes of the severance agreements and change in control agreements described above, the terms "Cause", "Good Reason" and "Change in Control" shall have the meanings set forth below.

"Cause" means (1) conviction of the executive under applicable law of any felony or any misdemeanor involving moral turpitude, (2) unauthorized acts intended to result in the executive's personal enrichment at the material expense of the Company or its reputation, or (3) any violation of the executive's duties or responsibilities to the Company which constitutes willful misconduct or dereliction of duty, or material breach of the confidentiality and non-competition restrictions contained in the severance agreements and change in control agreements.

"Good Reason" means, without the executive's express written consent, the occurrence of any one or more of the following: (1) the assignment of the executive to duties materially adversely inconsistent with his current duties, and failure to rescind such assignment within thirty (30) days of receipt of notice from the executive; (2) a material reduction in the executive's title, executive authority or reporting status; (3) a relocation more than 50 miles from the Company's offices in Providence, Rhode Island; (4) a reduction by the Company in the executive's base salary, or the failure of the Company to pay or cause to be paid any compensation or benefits under the severance or change in control agreement when due or under the terms of any plan established by the Company, and failure to restore such base salary or make such payments within five days of receipt of notice from the executive; (5) failure to include the Named Executive Officer in any new employee benefit plans proposed by the Company or a material reduction in the executive's level of participation in any existing plans of any type; provided that a Company-wide reduction or elimination of such plans shall not give rise to a "Good Reason" termination; or (6) the failure of the Company to obtain a satisfactory agreement from any successor to the Company with respect to the ownership of substantially all the stock or assets of the Company to assume and agree to perform the severance agreement or change in control agreement, as the case may be.

"Change in Control" means the happening of any of the following:

- any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates) is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing the greater of 30% or more of the combined voting power of the Company's then outstanding securities;

- approval by the stockholders of the Company of a definitive agreement (1) for the merger or other business combination of the Company with or into another corporation if (A) a majority of the directors of the surviving corporation were not directors of the Company immediately prior to the effective date of such merger or (B) the stockholders of the Company immediately prior to the effective date of such merger own less than 60% of the combined voting power in the then outstanding securities in such surviving corporation or (2) for the sale or other disposition of all or substantially all of the assets of the Company; or

- the purchase of 30% or more of the Company's stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, any of its affiliates, or any employee benefit plan of the Company or any of its affiliates.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended August 3, 2013.

James P. Heffernan, Chair
Gail A. Graham
Peter Roy
Richard J. Schnieders

The foregoing Report of the Compensation Committee shall not be deemed "filed" for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The Report of the Compensation Committee does not contain soliciting material and shall not be deemed to be incorporated by reference into any filing under the Securities Act or under the Exchange Act, regardless of any general incorporation language in such filing.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table—Fiscal Years 2011-2013

The following table sets forth for each of the Named Executive Officers: (i) the dollar value of base salary and non-equity incentive compensation earned during the fiscal year indicated; (ii) the aggregate grant date fair value related to all equity-based awards made to the Named Executive Officer for the fiscal year; (iii) the change in pension value and non-qualified deferred compensation earnings during the fiscal year; (iv) all other compensation for the year; and (v) the dollar value of total compensation for the fiscal year.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Nonqualified Deferred Compensation Earnings(4)	All Other Compensation	Total
Steven L. Spinner	2013	$846,866	$—	$2,726,107	$283,124	$807,161	$75,197	$80,374(5)	$4,818,829
President and	2012	822,200	—	2,728,262	176,170	917,282	—	77,559	4,721,473
Chief Executive Officer	2011	797,803	—	2,378,538	187,380	283,219	1,526	86,634	3,735,100
Mark E. Shamber	2013	382,454	—	496,303	121,147	249,787	21,571	11,348(6)	1,282,610
Senior Vice President,	2012	371,315	—	579,369	77,042	343,945	1,885	10,653	1,384,209
Chief Financial Officer	2011	360,298	—	363,069	84,722	100,868	698	16,739	926,394
and Treasurer									
Joseph J. Traficanti	2013	356,462	—	444,434	108,555	213,778	37,038	15,845(7)	1,176,112
Senior Vice President,	2012	346,080	—	519,506	70,571	274,156	1,354	16,732	1,228,399
General Counsel, Chief	2011	335,096	—	327,474	76,387	80,909	—	24,363	844,229
Compliance Officer									
and Corporate Secretary									
Sean F. Griffin	2013	427,450	—	588,579	143,640	384,526	18,819	21,174(8)	1,584,188
Senior Vice President,	2012	415,000	—	579,589	72,317	470,941	494	22,169	1,560,510
Group President	2011	344,857	—	300,015	70,057	81,466	769	12,863	810,027
Craig H. Smith	2013	355,401	—	444,610	108,555	191,429	15,649	11,427(9)	1,127,071
Senior Vice President,	2012	345,050	—	475,120	61,634	277,582	3,257	16,347	1,178,990
National Sales and Service									

(1) Amounts shown represent the grant date fair value of awards of restricted stock units, and, with respect to Mr. Spinner in fiscal 2011 through fiscal 2013, performance shares and performance units at the target level, and, with respect to Messrs. Shamber, Traficanti, Griffin, and Smith in fiscal 2012 and fiscal 2013, performance units at the target level, as computed under ASC 718 granted during the fiscal year indicated. For performance shares and performance units, grant date fair value is calculated based on the probable outcome of the performance result (i.e., target level of performance) for each of the performance periods, excluding the effect of estimated forfeitures. These amounts do not necessarily reflect the actual amounts that were paid to, or may be realized by, the Named Executive Officer for any of the fiscal years reflected. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended August 3, 2013 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards. The grant date fair value of awards of performance shares and performance units to Mr. Spinner in fiscal 2013, fiscal 2012 and fiscal 2011, assuming maximum performance, were $4,123,918, $3,727,395 and $3,152,250, respectively. The grant date fair value of awards of performance units to Messrs. Shamber, Traficanti, Griffin and Smith in fiscal 2013, assuming maximum performance, were $424,162, $379,861, $502,914, and $380,145, respectively. The grant date fair value of awards of performance units to Messrs. Shamber, Traficanti, Griffin and Smith in fiscal 2012, assuming maximum performance, were $402,338, $346,149, $449,673 and $345,119, respectively.

The amounts shown in the column also include $123,891, $53,020, $47,483, $62,865, and $47,518 for each of Messrs. Spinner, Shamber, Traficanti, Griffin and Smith, respectively, representing the dollar value of the discretionary award of 2,054, 879, 787, 1,042, and 788 shares of common stock to Messrs. Spinner, Shamber, Traficanti, Griffin and Smith, respectively, on September 10, 2013, related to the two-year performance period ended August 3, 2013. Such amounts represent the number of shares multiplied by $60.31, the closing price per share of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of the fiscal year. For more information concerning the discretionary awards of shares to the Named Executive Officers, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Vesting Restricted Stock Units-Settlement of Fiscal 2012 Awards.*

(2) Amounts shown represent the grant date fair value of awards of stock options, as computed under ASC 718, granted to the Named Executive Officers during the fiscal year indicated. These amounts do not reflect the actual amounts that were paid to, or may be realized by, the Named Executive Officer for any of the fiscal years reflected. Refer to footnote 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended August 3, 2013 for a discussion of the relevant assumptions used to determine the grant date fair value of these awards.

(3) Amounts shown for fiscal 2013 reflect payments made in fiscal 2014 under our 2013 Senior Management Cash Incentive Plan related to fiscal 2013 performance. For a discussion regarding the 2013 Senior Management Cash Incentive Plan, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Annual Cash Incentive Compensation.*

(4) Amounts reported in this column represent earnings on deferred compensation that exceed 120% of the federal applicable long-term rate, which was 2.80%. These amounts as well as all other earnings on deferred compensation of the Named Executive Officers in fiscal 2013 are

included in the table included under *Nonqualified Deferred Compensation—Fiscal 2013* under the column "Aggregate Earnings in Last Fiscal Year".

(5) Represents an automobile allowance ($4,860), an allowance for living expenses while in the area of our Corporate Headquarters in Providence, Rhode Island ($37,667), an amount received to "gross up" the two preceding benefits to offset the related tax obligations ($20,534), an allocation of shares under the ESOP ($2,688), our contributions to a 401(k) account ($8,642) and the provision of air and rail travel from Mr. Spinner's former home in Virginia and current home in New York to our Corporate Headquarters ($5,983).

(6) Represents an allocation of shares under the ESOP ($2,688) and our contributions to a 401(k) account ($8,660).

(7) Represents an allocation of shares under the ESOP ($2,688), our contributions to a 401(k) account ($7,105) and the provision of air travel from Mr. Traficanti's home in Virginia to our Corporate Headquarters ($6,052).

(8) Represents an allocation of shares under the ESOP ($2,688), our contributions to a 401(k) account ($8,096) and the payment of premiums for life insurance ($10,390).

(9) Represents an allocation of shares under the ESOP ($2,688) and our contributions to a 401(k) account ($8,739).

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2013

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards (#)(3)	All Other Option Awards (#)(4)	Exercise Price of Option Awards ($/sh)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Steven L. Spinner	9/13/2012	—	—	—	—	—	—	—	23,160	58.98	283,124
	9/13/2012	—	—	—	—	—	—	9,160	—	—	540,257
	12/3/2012	—	—	—	—	30,123	60,246	—	—	—	1,566,396
	9/13/2012	—	—	—	$123,891	$495,563	$991,126	—	—	—	495,563
	N/A	296,403	635,150	1,270,299	—	—	—	—	—	—	—
	9/10/2013	—	—	—	—	—	—	2,054(7)	—	—	123,891
Mark E. Shamber	9/13/2012	—	—	—	—	—	—	—	9,910	58.98	121,147
	9/13/2012	—	—	—	—	—	—	3,920	—	—	231,202
	9/13/2012	—	—	—	$ 53,020	$212,081	$424,162	—	—	—	212,081
	N/A	133,859	286,841	573,681	—	—	—	—	—	—	—
	9/10/2013	—	—	—	—	—	—	879(7)	—	—	53,020
Joseph J. Traficanti	9/13/2012	—	—	—	—	—	—	—	8,880	58.98	108,555
	9/13/2012	—	—	—	—	—	—	3,510	—	—	207,020
	9/13/2012	—	—	—	$ 47,483	$189,931	$379,861	—	—	—	189,931
	N/A	71,292	178,231	356,462	—	—	—	—	—	—	—
	9/10/2013	—	—	—	—	—	—	787(7)	—	—	47,483
Sean F. Griffin	9/13/2012	—	—	—	—	—	—	—	11,750	58.98	143,640
	9/13/2012	—	—	—	—	—	—	4,650	—	—	274,257
	9/13/2012	—	—	—	$ 62,864	$251,457	$502,914	—	—	—	251,457
	N/A	149,608	320,588	641,175	—	—	—	—	—	—	—
	9/10/2013	—	—	—	—	—	—	1,042(7)	—	—	62,865
Craig H. Smith	9/13/2012	—	—	—	—	—	—	—	8,880	58.98	108,555
	9/13/2012	—	—	—	—	—	—	3,510	—	—	207,020
	9/13/2012	—	—	—	$ 47,518	$190,072	$380,145	—	—	—	190,072
	N/A	71,080	177,701	355,401	—	—	—	—	—	—	—
	9/10/2013	—	—	—	—	—	—	788(7)	—	—	47,518

(1) This column shows separately the possible payouts to the Named Executive Officers under our 2013 Senior Management Cash Incentive Plan for the fiscal year ended August 3, 2013 for "threshold", "target" and "maximum" performance. Actual amounts paid in September 2013 for these incentives are reflected in the table included under *Summary Compensation Table—Fiscal Years 2011-2013* under the column "Non-Equity Incentive Plan Compensation".

(2) For Mr. Spinner's award granted on December 3, 2012, this column shows the number of performance shares (25,000) and performance units (5,123) granted in fiscal 2013 at target levels of performance. Vesting of Mr. Spinner's performance shares and performance units was linked to our attaining certain levels of operating income and return on invested capital for the last nine months of fiscal 2013. At the conclusion of the performance period, and based on our actual results measured against the performance measures, a total of 25,463 performance shares and 5,355 performance units vested.

For each of the Named Executive Officers, including Mr. Spinner, with an award granted on September 13, 2012, this column shows the total dollar value of a performance-based restricted stock unit award made on the grant date in fiscal 2013, which is based on the sum of 125% of the Named Executive Officer's base salary for fiscal 2012 and 50% of the amount of the performance-based annual cash incentive award earned by the Named Executive Officer based on fiscal 2012 performance and paid in fiscal 2013. At the conclusion of the performance period, the performance units may vest based on our ROIC and Relative TSR. The performance units will be settled in a number of shares resulting from dividing the dollar value of the award earned by the closing price of our common stock on the date that the Compensation Committee determines the total number of units earned by the Named Executive Officer. The performance units and their related performance-based vesting are described in more detail in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Long-term, Equity-Based Incentive Program—Performance-Based Vesting Restricted Stock Units.*

(3) For grants during fiscal 2013, this column shows the number of time-based vesting restricted stock units granted in fiscal 2013 to the Named Executive Officers. All of the time-based vesting restricted stock units vest in four equal annual installments beginning on the first anniversary of the date of grant. For grants on September 10, 2013, this column shows the number of shares of common stock awarded to the Named Executive Officers on a discretionary basis related to the two-year performance period ended August 3, 2013. For more information concerning the discretionary awards of shares to the Named Executive Officers, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Vesting Restricted Stock Units—Settlement of Fiscal 2012 Awards.*

(4) This column shows the number of stock options granted in fiscal 2013 to the Named Executive Officers. These stock options vest and become exercisable on a one-for-one basis for our common stock in four equal annual installments beginning on the first anniversary of the date of grant and expire ten years from the date of grant.

(5) This column shows the exercise price of stock option awards, which was the closing price of our common stock on the date of grant.

(6) For grants during fiscal 2013, the amount shown with respect to each award represents the grant date fair value of the award calculated using the assumptions described in footnotes (1) and (2) of the table included under *Summary Compensation Table—Fiscal Years 2011-2013*. The grant date fair value of performance shares and performance units was calculated based on the probable outcome of the performance result (i.e., target level of performance) for each of the performance periods, excluding the effect of estimated forfeitures. For grants on September 10, 2013, this column shows the dollar value of the number of shares of common stock awarded to the Named Executive Officers on a discretionary basis related to the two-year performance period ended August 3, 2013. The amounts represent the number of shares granted on a discretionary basis multiplied by $60.31, the closing price per share of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of fiscal 2013. For more information concerning the discretionary awards of shares to the Named Executive Officers, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Vesting Restricted Stock Units—Settlement of Fiscal 2012 Awards.*

(7) Although not granted within fiscal 2013, we are including this discretionary equity grant in the table because the dollar value of the award is included in the Summary Compensation Table for the 2013 fiscal year. For more information concerning the discretionary awards of shares to the Named Executive Officers, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Vesting Restricted Stock Units—Settlement of Fiscal 2012 Awards.*

Outstanding Equity Awards at Fiscal 2013 Year-End

The following table summarizes information with respect to holdings of stock options and stock awards by the Named Executive Officers as of August 3, 2013. This table includes unexercised and unvested stock options, unvested time-based restricted stock units and unvested performance units. Each equity grant is shown separately for each Named Executive Officer, except that incentive stock options and non-qualified stock options granted on the same date with the same material terms, including exercise price, vesting period and expiration date, are combined.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards				Stock Awards			
Name	**Grant Date(1)**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(2)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)**
Steven L. Spinner	9/16/2008	7,500	—	24.54	9/16/2018	—	—	—	—
	9/11/2009	—	—	—	—	8,126	490,079	—	—
	9/11/2009	6,156	6,156	24.30	9/11/2019	—	—	—	—
	9/10/2010	—	—	—	—	11,835	713,769	—	—
	9/10/2010	8,880	8,880	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	17,145	1,034,015	—	—
	9/12/2011	4,287	12,863	37.82	9/12/2021	—	—	—	—
	9/13/2012	—	—	—	—	9,160	552,440	8,217	495,563
	9/13/2012	—	23,160	58.98	9/13/2022	—	—	—	—
Mark E. Shamber	12/8/2005	3,000	—	25.37	12/8/2015	—	—	—	—
	1/27/2006	3,000	—	31.67	1/27/2016	—	—	—	—
	12/7/2006	6,000	—	36.60	12/7/2016	—	—	—	—
	12/6/2007	6,000	—	28.32	12/6/2017	—	—	—	—
	9/16/2008	9,000	—	24.54	9/16/2018	—	—	—	—
	9/11/2009	—	—	—	—	3,095	186,659	—	—
	9/11/2009	7,033	2,345	24.30	9/11/2019	—	—	—	—
	9/10/2010	—	—	—	—	5,355	322,960	—	—
	9/10/2010	4,015	4,015	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	7,500	452,325	—	—
	9/12/2011	1,875	5,625	37.82	9/12/2021	—	—	—	—
	9/13/2012	—	—	—	—	3,920	236,415	3,517	212,081
	9/13/2012	—	9,910	58.98	9/13/2022	—	—	—	—
Joseph J. Traficanti	6/19/2009	4,875	—	25.45	6/19/2019	—	—	—	—
	9/10/2010	—	—	—	—	4,830	291,297	—	—
	9/10/2010	1,810	3,620	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	6,870	414,330	—	—
	9/12/2011	1,717	5,153	37.82	9/12/2021	—	—	—	—
	9/13/2012	—	—	—	—	3,510	211,688	3,149	189,931
	9/13/2012	—	8,880	58.98	9/13/2022	—	—	—	—
Sean F. Griffin	1/4/2010	—	—	—	—	2,463	148,544	—	—
	1/4/2010	1,848	1,848	27.20	1/4/2020	—	—	—	—
	9/10/2010	—	—	—	—	4,425	266,872	—	—
	9/10/2010	3,320	3,320	33.90	9/10/2020	—	—	—	—
	9/12/2011	—	—	—	—	7,035	424,281	—	—
	9/12/2011	1,760	5,280	37.82	9/12/2021	—	—	—	—
	9/13/2012	—	—	—	—	4,650	280,442	4,169	251,457
	9/13/2012	—	11,750	58.98	9/13/2022			—	—
Craig H. Smith	12/14/2010	—	—	—	—	3,660	220,735	—	—
	12/14/2010	1,373	2,745	36.61	12/14/2020	—	—	—	—
	9/12/2011	—	—	—	—	6,000	361,860	—	—
	9/12/2011	—	4,500	37.82	9/12/2021	—	—	—	—
	9/13/2012	—	—	—	—	3,510	211,688	3,223	190,072
	9/13/2012	—	8,880	58.98	9/13/2022	—	—	—	—

(1) All awards included in the table above vested or will vest in four equal annual installments beginning on the first anniversary of the date of grant.

(2) Market value reflects the number of unvested shares of restricted stock or restricted stock units multiplied by $60.31 per share, the closing price of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of fiscal 2013.

(3) Represents the number of shares that may be issued pursuant to performance units at the threshold level of performance. The performance units have performance criteria tied to our performance in fiscal 2013 and fiscal 2014, and the number of performance units shown is based on the amounts of the Named Executive Officer's base salary for fiscal 2013 and performance-based annual cash incentive award earned in fiscal 2012, which is described in more detail in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of Our Executive Compensation Program—Long-term Equity-Based Incentive Program—Performance-Based Vesting Restricted Stock Units.*

(4) Market value reflects the number of shares that may be issued pursuant to performance units at the threshold level of performance, multiplied by $60.31 per share, the closing price of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of fiscal 2013.

Option Exercises and Stock Vested—Fiscal 2013

The following table summarizes information for the Named Executive Officers concerning exercise of stock options and vesting of restricted stock units, performance shares, and performance units during the fiscal year ended August 3, 2013, including (i) the number of shares of stock underlying options exercised in fiscal 2013; (ii) the aggregate dollar value realized upon such exercises of stock options utilizing the actual sales price for same-day sale transactions and the closing price for any exercise and hold transactions; (iii) the number of shares of stock received from the vesting of restricted stock units, performance shares and performance units during fiscal 2013; and (iv) the aggregate dollar value realized upon the vesting of such restricted stock units, performance shares and performance units.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)(2)	Value Realized on Vesting ($)(3)
Steven L. Spinner	—	—	60,573(4)	$3,604,699(4)
Mark E. Shamber	—	—	8,430(5)	$ 496,258(5)
Joseph J. Traficanti	—	—	6,605(6)	$ 363,124(6)
Sean F. Griffin	—	—	8,909(7)	$ 517,281(7)
Craig H. Smith	2,872	66,883	5,258(8)	$ 299,685(8)

(1) In connection with the vesting of restricted stock and restricted stock units (including vested performance shares and performance units for Mr. Spinner and performance units for each of the other Named Executive Officers), our Named Executive Officers surrendered shares of stock to cover withholding taxes, which reduced the actual value received upon vesting. The number of shares surrendered during fiscal 2013 but included in this table was: Mr. Spinner—29,334; Mr. Shamber—2,279; Mr. Traficanti—1,673; Mr. Griffin—2,422; and Mr. Smith—1,243.

(2) The number of shares reported does not include the discretionary awards of 2,054, 879, 787, 1,042, and 788 shares of common stock to Messrs. Spinner, Shamber, Traficanti, Griffin and Smith, respectively, on September 10, 2013, related to the two-year performance period ended August 3, 2013. The dollar value of such shares is reported in the table under *Summary Compensation Table—Fiscal Years 2011-2013*. For more information concerning the discretionary awards of shares to the Named Executive Officers, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Performance-Based Vesting Restricted Stock Units—Settlement of Fiscal 2012 Awards*.

(3) Represents the product of the number of shares or shares underlying units vested and the closing price of our common stock on the NASDAQ Global Select Market on the vesting date.

(4) Mr. Spinner was awarded performance units during fiscal 2012, which vested with respect to 3,723 shares effective August 3, 2013 that are included herein. Mr. Spinner was awarded performance shares and performance units during fiscal 2013, of which 25,463 performance shares and 5,355 performance units vested effective August 3, 2013 and are included herein. Mr. Spinner has elected to defer 25% of the shares issued upon vesting of his September 11, 2009 restricted stock unit award. One-quarter of such restricted stock units vested during fiscal 2013, and the value herein excludes the impact of the resulting deferral of 2,031 shares ($112,206). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Spinner's balance in the Deferred Stock Plan. See the table under *Nonqualified Deferred Compensation—Fiscal 2013*.

(5) Mr. Shamber was awarded performance units during fiscal 2012, which vested with respect to 1,593 shares effective August 3, 2013 that are included herein. Mr. Shamber has elected to defer 50% of the shares issued upon vesting of his September 11, 2009, September 10, 2010 and September 12, 2011 restricted stock unit awards. One-quarter of such restricted stock units vested during fiscal 2013, and the value herein excludes the resulting deferral of 4,137 shares ($239,050). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Shamber's balance in the Deferred Stock Plan. See the table under *Nonqualified Deferred Compensation—Fiscal 2013.*

(6) Mr. Traficanti was awarded performance units during fiscal 2012, which vested with respect to 1,427 shares effective August 3, 2013 that are included herein. Mr. Traficanti has elected to defer 100% of the shares issued upon vesting of his September 10, 2010 restricted stock unit award. One-quarter of such restricted stock units vested during fiscal 2013, and the value herein excludes the impact of the resulting deferral of 2,415 shares ($145,938). For each portion of these stock awards that vests but is deferred, the proportionate number of shares are allocated to Mr. Traficanti's balance in the Deferred Stock Plan. See the table under *Nonqualified Deferred Compensation—Fiscal 2013.*

(7) Mr. Griffin was awarded performance units during fiscal 2012, which vested with respect to 1,889 shares effective August 3, 2013 that are included herein.

(8) Mr. Smith was awarded performance units during fiscal 2012, which vested with respect to 1,428 shares effective August 3, 2013 that are included herein.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation—Fiscal 2013

Our executive officers and directors are eligible to participate in the Deferred Compensation Plan and the Deferred Stock Plan.

The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation. The purpose of the Deferral Plans is to allow executives and non-employee directors to defer compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under our 401(k) Plan. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in our financial statements related to the participants' earnings. We record the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Compensation Plan, participants may elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of bonuses, commissions, and effective January 1, 2007, share unit awards, earned by the participants for the calendar year. Under the Deferred Stock Plan, which was frozen effective January 1, 2007, participants could elect to defer between 0% and 100% of their restricted stock awards. From January 1, 2009 to December 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Effective January 1, 2011, participants may elect to allocate their cash-derived deferrals to certain measurement funds which track the performance of actual mutual funds and are treated as deemed investments. The earnings that would have been received if such actual investment had been made are credited to the participants' accounts in proportion to their hypothetical investments. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of our common stock.

A participant in our Deferral Plans who terminates his or her employment with us due to retirement will be paid his or her Deferral Plan balances in a lump sum or in installments over a pre-determined period of time. A participant who terminates his or her employment with us due to disability (as defined in each of the Deferral Plans) will be paid his or her balances in a lump sum within 60 days after such participant is determined to have become disabled. Beneficiaries of a participant who dies before a complete payout of his or her Deferral Plan balances will receive a lump sum payment within 60 days after the Compensation Committee is provided with proof of death of such participant. A participant who terminates his or her employment with us for any other reason will receive payment of his or her Deferral Plan balances in a lump sum, within 60 days after either (a) the six-month anniversary of the date on which such participant's employment with us terminates, if such participant is a "key employee" under the Deferral Plans or (b) the date on which such participant's employment with us terminates, for all other participants.

The following table summarizes information regarding the non-qualified deferred compensation of the Named Executive Officers in fiscal 2013, including deferrals of salaries, performance-based cash incentive compensation, and restricted stock unit compensation earned.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last Fiscal Year (1)	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year (2)(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End (4)
Steven L. Spinner	Deferred Compensation	$249,999	$—	$96,372	$—	$803,404
	Deferred Stock	112,192	—	33,410	—	367,469
Mark E. Shamber	Deferred Compensation	106,590	—	29,302	—	298,031
	Deferred Stock	238,962	—	76,603	—	950,878
Joseph J. Traficanti	Deferred Compensation	99,474	—	44,574	—	296,333
	Deferred Stock	145,938	—	13,452	—	291,297
Sean F. Griffin	Deferred Compensation	47,076	—	23,397	—	171,467
	Deferred Stock	—	—	—	—	—
Craig H. Smith	Deferred Compensation	70,196	—	18,056	—	115,769
	Deferred Stock	—	—	—	—	—

(1) Amounts reported in this column are reported as compensation in the "Salary" and "Non-Equity Incentive Compensation" columns for fiscal 2013 of the table under *Summary Compensation Table—Fiscal Years 2011-2013.*

(2) Participants' non-equity deferrals under the Deferred Compensation Plan earned investment returns based on the performance of certain measurement funds as allocated by the participants. Any amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for non-equity awards that had preferential earnings (in excess of 120% of the July 2013 "compounded annually" federal long-term rate) have been reported as compensation in the "Nonqualified Deferred Compensation Earnings" column in the table under *Summary Compensable Table—Fiscal Years 2011-2013.*

(3) The value of equity-based awards deferred under the Deferral Plans is based upon the performance of our common stock. For restricted stock and restricted stock units, earnings are calculated as follows: (i) number of vested shares deferred in fiscal 2013 valued at the change in the closing stock price from the date of vesting to the end of fiscal 2013 plus, (ii) the number of vested shares that were deferred prior to fiscal 2013, valued by the change in the closing stock price on the first day of fiscal 2013 to the last day of fiscal 2013. None of the amounts reflected in the "Aggregate Earnings in Last Fiscal Year" column for equity awards have been

reported as compensation in table under *Summary Compensable Table—Fiscal Years 2011-2013* as a result of the fact that above-market or preferential earnings are not possible in connection with these items.

(4) This column includes the following amounts that previously have been reported as non-equity compensation in fiscal 2012 and fiscal 2011 in the table under *Summary Compensation Table—Fiscal Years 2011-2013* and summary compensation tables for prior fiscal years, combined: Mr. Spinner—$307,426; Mr. Shamber—$112,188; Mr. Traficanti—$108,971, Mr. Griffin—$80,322 and Mr. Smith—$27,137.

Potential Payments Upon Termination or Change-in-Control

The information below describes and quantifies the compensation that would become payable to each of our Named Executive Officers under existing plans and arrangements if the Named Executive Officer's employment had terminated on August 3, 2013, given the Named Executive Officer's compensation and service levels as of such date and, if applicable, based on our closing stock price on that date. These benefits are in addition to benefits generally available to salaried employees. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price at the time of such event.

As discussed under *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements*, we are currently a party to a severance agreement and change in control agreement with each of our Named Executive Officers.

If one of the Named Executive Officers were to die or become disabled, any unvested restricted stock units would become immediately vested, and any unexercisable stock options would be cancelled and forfeited. Any vested stock options exercisable at the time of death or disability would be exercisable for a period of time which ranges between one and three years, depending on the date of the grant, or until the grants' expiration date, if earlier.

For a description of termination provisions in the severance and change in control agreements, see *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis—Other Programs, Policies and Considerations—Severance Agreements and Change in Control Agreements*. In addition, the award agreements for long-term equity-based incentives also address some of these circumstances. The following table describes the potential payments as of August 3, 2013 upon termination of the Named Executive Officers. This table excludes potential payments related to our Deferral Plans, which are described in more detail in *Nonqualified Deferred Compensation—Fiscal 2013*.

BENEFITS UPON TERMINATION OF EMPLOYMENT

Payments Upon Termination	Employee Resignation for Good Reason	Termination Without Cause	Termination following Change in Control(1)	Termination as a result of Death or Disability	Termination for Cause or Resignation for Other Than Good Reason
Steven L. Spinner					
Cash Severance Pay	$846,866(2)	$ 846,866(2)	$3,092,872(3)	$ —	$—
Medical Benefits	12,672(4)	12,672(4)	38,016(4)	—	—
Unvested ESOP	—	35,760(5)	35,760(6)	—	—
Acceleration of Stock Options	—	443,068(7)	776,290(7)	—	—
Acceleration of Stock Awards	—	1,806,556(7)	3,267,113(7)	3,267,113(8)	—
Total	$859,538	$3,144,922	$7,210,051	$3,267,113	$—
Mark E. Shamber					
Cash Severance Pay	$382,454(2)	$ 382,454(2)	$1,360,910(9)	$ —	$—
Medical Benefits	10,035(4)	10,035(4)	30,105(4)	—	—
Unvested ESOP	—	—	—(10)	—	—
Acceleration of Stock Options	—	—	330,166(7)	—	—
Acceleration of Stock Awards	—	—	1,403,896(7)	1,403,896(8)	—
Total	$392,489	$ 392,489	$3,125,077	$1,403,896	$—
Joseph J. Traficanti					
Cash Severance Pay	$356,462(2)	$ 356,462(2)	$1,247,050(9)	$ —	$—
Medical Benefits	477(4)	477(4)	1,430(4)	—	—
Unvested ESOP	—	—	20,212(6)	—	—
Acceleration of Stock Options	—	—	223,306(7)	—	—
Acceleration of Stock Awards	—	—	1,105,663(7)	1,105,663(8)	—
Total	$356,939	$ 356,939	$2,597,661	$1,105,663	$—
Sean F. Griffin					
Cash Severance Pay	$427,450(2)	$ 427,450(2)	$ 644,919(11)	$ —	$—
Medical Benefits	10,035	10,035	30,105(4)	—	—
Unvested ESOP	—	—	15,623(6)	—	—
Acceleration of Stock Options	—	—	283,243(7)	—	—
Acceleration of Stock Awards	—	—	1,367,831(7)	1,367,831(8)	—
Total	$437,485	$ 437,485	$2,341,721	$1,367,831	$—
Craig H. Smith					
Cash Severance Pay	$355,401(2)	$ 355,401(2)	$ 671,893(11)	$ —	$—
Medical Benefits	12,373	12,373	37,119(4)	—	—
Unvested ESOP	—	—	6,205(6)	—	—
Acceleration of Stock Options	—	—	178,072(7)	—	—
Acceleration of Stock Awards	—	—	978,349(7)	978,349(8)	—
Total	$367,774	$ 367,774	$1,871,638	$ 978,349	$—

(1) Amounts presented in this column assume that the Named Executive Officer is terminated without Cause or resigns for Good Reason following a Change in Control. If the Named Executive Officer's employment were terminated for any reason other than termination without Cause or resignation for Good Reason following a Change in Control, the Named Executive would be entitled only to the amounts set forth in the Acceleration of Stock Options and Acceleration of Stock Awards rows.

(2) Amount represents continuation of the Named Executive Officer's base salary for one year following the assumed date of termination, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(3) Amount represents the sum of (i) three times Mr. Spinner's base salary and (ii) the average of Mr. Spinner's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any earned but unpaid cash incentive payment as of the assumed termination date.

(4) Amount represents the value of continuing medical benefits for the Named Executive Officer and his dependents for a period of twelve months following a termination by us without Cause or a resignation by the Named Executive Officer for Good Reason, or in the case of termination by us without Cause or his resignation for Good Reason in either event within one year following a Change in Control, continuation of those benefits for three years following the termination date.

(5) Amount represents an amount equal to the pro rata portion (based on the number of full calendar months elapsed in the fiscal year of termination) of the unvested balance of the Employee Stock Ownership Plan which would vest on the next anniversary date following the date of the Employee's termination.

(6) Amount represents the value of the Named Executive Officer's ESOP account balance as of August 3, 2013, which would become 100% vested as of the termination date.

(7) Amount represents the intrinsic value of each unvested stock option, share of restricted stock, restricted stock unit or unearned performance unit outstanding on August 3, 2013, and which vests on an accelerated basis following the relevant termination event, with unearned performance units vesting based on the "target" level of performance. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $60.31 per share, the closing price of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of fiscal 2013, exceeds the exercise price payable per award, if any.

(8) Amount represents the intrinsic value of each restricted stock unit outstanding on August 3, 2013, which vests on an accelerated basis following the death or disability (as defined in the 2004 Equity Plan) of the Named Executive Officer. These amounts are calculated by multiplying (i) the aggregate number of equity awards which vest on an accelerated basis by (ii) the amount by which $60.31 per share, the closing price of our common stock on the NASDAQ Global Select Market on August 2, 2013, the last business day of fiscal 2013, exceeds the exercise price payable per award, if any.

(9) Amount represents the sum of (i) 2.99 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the Named Executive Officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

(10) The Named Executive Officer is already fully vested in his or her ESOP account balance as of August 3, 2013. Therefore no incremental benefit would be realized as a result of a change in control.

(11) Amount represents the sum of (i) 1.5 times the Named Executive Officer's base salary at the assumed termination date; and (ii) the average of the officer's cash incentive payments paid in up to the three years prior to the year in which his employment was assumed terminated, but does not include any bonus earned but not paid as of the assumed termination date.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board, upon the recommendation of the Audit Committee, has selected KPMG LLP as our independent registered public accounting firm for the fiscal year ending August 2, 2014, subject to ratification by stockholders at the annual meeting. Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by law or otherwise. However, the Board is submitting the selection of KPMG LLP to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of KPMG LLP, the Board will reconsider the matter.

Representatives of KPMG LLP, which served as our independent registered public accounting firm for the fiscal year ended August 3, 2013, will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The Board unanimously recommends that stockholders vote "FOR" ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2014. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

Fees Paid to KPMG LLP

In addition to retaining KPMG LLP to audit our financial statements for fiscal 2013, we engaged the firm from time to time during the year to perform other services. The following table sets forth the aggregate fees billed by KPMG LLP in connection with services rendered during the last two fiscal years.

Fee Category	Fiscal 2013	Fiscal 2012
Audit Fees	$1,190,277	$1,080,060
Audit-Related Fees	70,132	162,598
Tax Fees	228,610	196,598
All Other Fees	1,650	11,150
	$1,490,669	$1,383,650

Audit Fees consists of fees billed for professional services rendered in connection with the audit of our annual financial statements, including fees related to KPMG LLP's assessment of internal control over financial reporting, the review of the interim financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include employee benefit plan audits, accounting consultations in connection with acquisitions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, cost segregation studies, tax audit defense and mergers and acquisitions.

All Other Fees consists of fees for services other than the services reported above. In fiscal 2012 and 2013, we utilized KPMG LLP for a subscription to an online accounting research tool, and in fiscal 2012, also for certain due diligence matters related to potential acquisitions.

The Audit Committee has considered whether the provision of the non-audit services described above by KPMG LLP is compatible with maintaining auditor independence and determined that

KPMG LLP's provision of non-audit services did not compromise its independence as our independent registered public accounting firm.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

In accordance with its charter, the Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by KPMG LLP. These services may include audit services, audit-related services, tax services and other related services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. KPMG LLP and management are required to periodically report to the Audit Committee regarding the extent of services provided by KPMG LLP in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. In fiscal 2012, the Audit Committee approved revisions to its charter and adopted a written pre-approval policy pursuant to which, among other things, the Audit Committee delegated pre-approval authority (subject to certain exceptions and dollar limits) to the chairperson of the Audit Committee who shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. During fiscal 2013, all services provided to us by KPMG LLP were pre-approved either by the Audit Committee or the chairperson of the Audit Committee acting pursuant to delegated authority in accordance with the pre-approval policy and the Audit Committee's charter.

PROPOSAL 3—ADVISORY APPROVAL OF OUR EXECUTIVE COMPENSATION

As described in *EXECUTIVE COMPENSATION—Compensation Discussion and Analysis*, the Compensation Committee's goal in setting executive compensation is to provide a compensation program that attracts individuals with the skills necessary for us to achieve our business plan, motivates our executive talent, rewards those individuals fairly over time for performance that enhances stockholder value and retains those individuals who continue to perform at or above the levels that are deemed necessary to ensure our success. Our compensation program is also designed to reinforce a sense of ownership in our company, urgency with respect to meeting deadlines and overall entrepreneurial spirit and to link rewards, including both short-term and longer term awards, as well as cash and non-cash awards, to measurable corporate and individual performance metrics established by the Compensation Committee. In applying these principles, we seek to integrate compensation with our short- and long-term strategic plans and to align the interests of our executives with the long-term interests of our stockholders.

Our compensation programs are designed so that they maintain a pay-for-performance incentive program but do not include compensation mix overly weighted toward annual incentives, highly leveraged short-term incentives, uncapped or "all or nothing" bonus payouts or unreasonable performance goals. Our cash and equity incentive programs include several design features that reduce the likelihood of excessive risk-taking, including the use of reasonably obtainable and balanced performance metrics, maximum payouts at levels deemed appropriate, a carefully considered "peer group" to assure our compensation practices are measured and appropriately competitive, and significant weighting towards long-term incentives that promote longer-term goals and reward sustainable stock, financial and operating performance, especially when combined with our executive stock ownership guidelines. Additionally, our executive compensation recoupment policy allows us to recover bonus payments and certain equity awards under certain circumstances, and compliance and ethical behaviors are factors considered in all performance and bonus assessments.

Stockholders are urged to read the Compensation Discussion and Analysis, which discusses how our compensation policies and procedures implement our compensation objectives and philosophies, as well as the table under *EXECUTIVE COMPENSATION TABLES—Summary Compensation Table—Fiscal Years 2011-2013* and other related compensation tables and narrative disclosure which describe the compensation of our Named Executive Officers in fiscal 2013.

The Compensation Committee and the Board believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in aligning the interests of our executives with those of our stockholders and incentivizing performance that supports our short- and long-term strategic objectives, and that the compensation of the Named Executive Officers in fiscal 2013 reflects and supports these compensation policies and procedures.

As required by Section 14A of the Exchange Act and as a matter of good corporate governance, stockholders will be asked at the annual meeting to approve the following advisory resolution:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board. Although non-binding, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

The Board unanimously recommends that stockholders vote "FOR" the advisory approval of our executive compensation. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS

We are proposing amendments to our Certificate of Incorporation to declassify the Board. If our stockholders approve the proposed amendments to the Certificate of Incorporation and approve the proposed amendments to our Bylaws, as described in *Proposal 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS*, all directors elected at or after the 2013 annual meeting will be elected for one-year terms.

Background

The Certificate of Incorporation and the Bylaws currently divide members of the Board into three classes, with each director serving until the date of the third annual meeting following the annual meeting at which such director was elected. As a result, approximately one third of the Board stands for election each year-an arrangement commonly known as a "classified" or "staggered" board.

At our 2012 annual meeting of stockholders, our stockholders overwhelmingly supported and approved a non-binding stockholder proposal to elect each director annually. In response to such support, and based on the Board's evaluation of our corporate governance practices and the best interests of the Company and its stockholders, we are asking our stockholders to approve amendments to the Certificate of Incorporation and the Bylaws to declassify the Board and to establish annual elections of directors. The Board unanimously approved and recommends that our stockholders approve the proposed amendments to the Certificate of Incorporation and the Bylaws.

Proposed Amendments to the Certificate of Incorporation

The proposed amendments to the Certificate of Incorporation will modify Article ELEVENTH of the Certificate of Incorporation to eliminate the Board's classified board structure. If our stockholders approve the proposed amendments to the Certificate of Incorporation and the proposed amendments to the Bylaws as described in *Proposal 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS*, the classification of the Board will be phased out beginning with the 2013 annual meeting of stockholders, such that all nominees for election as directors will be elected to serve for one-year terms beginning with the annual meeting of stockholders to be held in 2015. During the phase-out period, the nominees for election as Class II directors at the 2013 annual meeting of stockholders will be elected to serve for one-year terms expiring at the annual meeting of stockholders to be held in 2014, and the nominees for election as Class II and Class III directors at the annual meeting of stockholders to be held in 2014 will be elected to serve for one-year terms expiring at the annual meeting of stockholders to be held in 2015. Beginning with the annual meeting of stockholders to be held in 2015, the Board will no longer be classified, and all director nominees will be elected for one-year terms.

No term of an existing director will be shortened or otherwise modified as a result of adoption of the proposed amendments to the Certificate of Incorporation. Until the annual meeting of stockholders to be held in 2015, any director of any class elected to fill a vacancy on the Board resulting from an increase in the number of directors of such class will hold office for a term that coincides with the remaining term of that class, and any director elected to fill a vacancy on the Board not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Under the current Certificate of Incorporation and Bylaws, directors serving on the Board may only be removed by our stockholders for cause. If the proposed amendments to the Certificate of Incorporation and the proposed amendments to the Bylaws as described in *Proposal 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS*, are approved, our stockholders will have the ability to remove a director from the Board with or without cause once that director is elected for an annual term. Under the proposed amendments to the Certificate of Incorporation, any removal of a director (whether removed with or without cause) will continue to require the affirmative vote of holders of at least two-thirds of the shares of our common stock issued and outstanding and entitled to vote.

The complete text of the proposed amendments to the Certificate of Incorporation is included in Appendix A to this proxy statement. The foregoing summary is qualified in its entirety by reference to the text of the amendments. You are urged to read the proposed amendments in their entirety.

If our stockholders do not approve the proposed amendments to the Certificate of Incorporation and the proposed amendments to the Bylaws as described in *Proposal 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS*, the Board will remain classified and nominees for election as directors, including Mmes. Bates and Graham, will continue to be elected for three-year terms. In addition, removal of directors by our stockholders would continue to be permissible only for cause.

Vote Required and Board Recommendation

The approval of the proposed amendments to the Certificate of Incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of our common stock issued and outstanding and entitled to vote.

The Board unanimously recommends that our stockholders vote "FOR" approval of the proposed amendments to the Certificate of Incorporation to declassify the Board. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS

We are proposing amendments to the Bylaws to declassify the Board. If our stockholders approve the proposed amendments to the Bylaws and approve the proposed amendments to the Certificate of Incorporation as described in *Proposal 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS*, all directors elected at or after the 2013 annual meeting will be elected for one-year terms.

Background

The Certificate of Incorporation and the Bylaws currently divide members of the Board into three classes, with each director serving until the date of the third annual meeting following the annual meeting at which such director was elected. As a result, approximately one third of the Board stands for election each year-an arrangement commonly known as a "classified" or "staggered" board.

At our 2012 annual meeting of stockholders, our stockholders overwhelmingly supported and approved a non-binding stockholder proposal to elect each director annually. In response to such support, and based on the Board's evaluation of our corporate governance practices and the best interests of the Company and its stockholders, we are asking our stockholders to approve amendments to the Certificate of Incorporation and the Bylaws to declassify the Board and to establish annual elections of directors. The Board unanimously approved and recommends that our stockholders approve the proposed amendments to the Certificate of Incorporation and the Bylaws.

Proposed Amendments to the Bylaws

The proposed amendments to the Bylaws will modify Sections 2.3-2.6 and 2.15 of the Bylaws to eliminate the Board's classified board structure. If our stockholders approve the proposed amendments to the Bylaws and the proposed amendments to the Certificate of Incorporation as described in *Proposal 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS*, the classification of the Board will be phased out beginning with the 2013 annual meeting of stockholders, such that all nominees for election as directors will be elected to serve for one-year terms beginning with the annual meeting of stockholders to be held in 2015. During the phase-out period, the nominees for election as Class II directors at the 2013 annual meeting of stockholders will be elected to serve for one-year terms expiring at the annual meeting of stockholders to be held in 2014, and the nominees for election as Class II and Class III directors at the annual meeting of stockholders to be held in 2014 will be elected to serve for one-year terms expiring at the annual meeting of stockholders to be held in 2015. Beginning with the annual meeting of stockholders to be held in 2015, the Board will no longer be classified, and all director nominees will be elected for one-year terms.

No term of an existing director will be shortened or otherwise modified as a result of adoption of the proposed amendments to the Bylaws. Until the annual meeting of stockholders to be held in 2015, any director of any class elected to fill a vacancy on the Board resulting from an increase in the number of directors of such class will hold office for a term that coincides with the remaining term of that class, and any director elected to fill a vacancy on the Board not resulting from an increase in the number of directors will have the same remaining term as that of his or her predecessor.

Under the current Bylaws, directors serving on the Board may only be removed by our stockholders for cause and with the affirmative vote of holders of 67% of the shares of our common stock issued and outstanding. If the proposed amendments to the Bylaws and the proposed amendments to the Certificate of Incorporation as described in *Proposal 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS*, are approved, our stockholders will have the ability to remove a director from the Board with or without cause once that director is elected for an annual term. Under the proposed amendments to the Bylaws, such removal of a director (whether removed with or without cause) will require the affirmative vote of holders of at least two-thirds of the shares of our common stock issued and outstanding and entitled to vote.

The complete text of the proposed amendments to the Bylaws is included in Appendix B to this proxy statement. The foregoing summary is qualified in its entirety by reference to the text of the amendments. You are urged to read the proposed amendments in their entirety.

If our stockholders do not approve the proposed amendments to the Bylaws and the proposed amendments to the Certificate of Incorporation as described in *Proposal 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS*, the Board will remain classified and nominees for election as directors, including Ms. Graham and Ms. Bates, will continue to be elected for three-year terms. In addition, removal of directors by our stockholders would continue to be permissible only for cause.

Vote Required and Board Recommendation

The approval of the proposed amendments to the Bylaws requires the affirmative vote of the holders of at least 67% of the shares of our common stock issued and outstanding and entitled to vote.

The Board unanimously recommends that our stockholders vote "FOR" approval of the proposed amendments to the Bylaws to declassify the Board. Proxies received by the Board will be voted "FOR" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 6—SHAREHOLDER PROPOSAL: SIMPLE MAJORITY VOTE

We have been advised that James McRitchie and Myra Young, 9295 Yorkship Court, Elk Grove, CA 95758, beneficial owners of no less than 300 shares of common stock, intend to present the following proposal for consideration at the annual meeting. The proponents' resolution and supporting statement are quoted verbatim below. We are not responsible for the content of the proponents' proposal or supporting statement.

Proponents' Proposal and Supporting Statement

Proposal 6—Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority that seeks to improve to our corporate governance.

This proposal should also be evaluated in the context of our Company's clearly improvable corporate governance climate as reported in 2012:

GMI Ratings, an independent investment research firm, rated our company "High Concern" in Takeover Defenses. This means that if there is mismanagement, it will be more difficult to replace management. According to data summarized by GMI Ratings, we did not have the advantage of an independent board chairman. Plus our lead director, Gordon Baker, received our highest negative votes. Directors with long tenure of 11 to 17 years included Gail Graham, James Heffernan, Gordon Baker and Michael Funk. Plus these directors controlled the majority of the seats on our key board committees. More than 10-years tenure erodes the independence of directors.

There was no opportunity to see or meet the officers or directors of our company at our annual meeting. The responsibility for this evasive fox-hole practice should fall on Gordon Baker, who was the chairman of our corporate governance committee in addition to being our Lead Director.

We gave 87% support to a 2012 shareholder proposal to transition to one-year terms for directors. This 87% support was all the more impressive since our company sent out ballots that did not even mention this topic. Our ballots also suggested that this proposal, stripped of its name by our management, would not even be presented at the annual meeting.

Returning to the topic of this proposal from the context of our clearly improvable corporate governance climate, please vote to protect shareholder value:

Simple Majority Vote—Proposal 6*

The Company's Statement in Opposition to Proposal 6

The Board and its Nominating and Governance Committee have carefully considered the proposal submitted by James McRitchie and Myra Young and believe that its adoption is not in the best interests of the Company or its stockholders. **For the reasons discussed below, the Board opposes this stockholder proposal and unanimously recommends that stockholders vote "AGAINST" the stockholder proposal.**

A simple majority vote standard already applies to most matters submitted to a vote of our stockholders, including uncontested elections of directors. However, our Certificate of Incorporation and Bylaws do require approval of holders of two thirds or 67%, respectively, of our outstanding shares for a small number of fundamental matters, including removal of a director from office and amending our Certificate of Incorporation or Bylaws to alter the provisions dealing with the size, structure and composition of the Board, the prohibition on stockholders calling a special meeting or acting by written consent, or the advance notice procedures for stockholder proposals. This higher standard does not apply to approval of a merger, for which only a vote of a majority of our outstanding shares is required.

The supermajority voting requirements are intended to maximize long-term value for all stockholders and to provide protection for all stockholders against self-interested actions of one or a few large stockholders. The Board believes that a limited number of fundamental matters should have the support of a broad consensus of our stockholders rather than a simple majority of shares voting at a meeting. Under a simple majority voting standard, where only a "majority of the votes cast for and against" is required, a minority of stockholders could approve certain key actions and significantly alter the governance of the Company. For example, if the simple majority voting standard were adopted as proposed, and only 50.1% of the shares outstanding are voted at a stockholders' meeting, holders of just 25.1% of our outstanding shares of common stock could approve corporate changes that could negatively impact the interests of our stockholders, such as changing quorum or voting requirements. As a result, a group of short-term stockholders, who do not have the same fiduciary duties to other stockholders as the members of the Board, may act in their own self-interests to the detriment of other stockholders. Accordingly, the Board believes that the supermajority voting requirements in place protect our stockholders against potential self-interested actions of short-term investors.

The proponents rely on a Harvard Law School article to support their contention that supermajority voting standards are negatively related to company performance. However, the article cited by the proponents cites several additional factors negatively related to a company's valuation, including classified boards of directors, supermajority requirements for mergers, and poison pills. As described in *PROPOSAL 4—APPROVAL OF AMENDMENTS TO OUR CERTIFICATE OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS* and *PROPOSAL 5—APPROVAL OF AMENDMENTS TO OUR BYLAWS TO DECLASSIFY OUR BOARD OF DIRECTORS*, the Board is proposing to amend our Certificate of Incorporation and Bylaws to replace our current classified board structure with annual elections of directors. Furthermore, the voting standard applicable to mergers is a majority of shares outstanding, the standard under the Delaware General Corporation Law, and we do not have a poison pill. Consequently, the article cited by the proponents is not fully on point.

The proponents suggest that our corporate governance practices are improvable. As discussed further in *CORPORATE GOVERNANCE—Summary*, the Board actively monitors developments related to corporate governance of public companies, including ways to improve its practices. For instance, based on feedback from certain stockholders, including the proponents, who would prefer an in-person annual meeting of stockholders rather than virtual-only annual meetings, we are offering both a virtual and in-person option for stockholder attendance at the 2013 annual meeting. We believe this hybrid approach is consistent with our focus on sustainability and providing expanded access to our annual meeting to all of our stockholders, while at the same time respectful of stockholder preferences.

The proponents have also suggested that our directors' length of tenure supports a vote in favor of the simple-majority proposal. Although we believe the two topics are unrelated, the Board believes that its director nomination and evaluation process has aided in assembling a board that represents a range of experience and personal characteristics necessary for an effective board. The Board values the industry experience and deep understanding of our business that our directors have acquired through service on the Board, including the institutional knowledge that some of our directors possess through more than a decade of service. The Board also values fresh insight provided by new directors and, to that end, has appointed three new directors since August 2010.

Stockholder approval of this proposal would not in itself change the current voting standards. Under our Certificate of Incorporation and Bylaws, to revise the current supermajority voting standards, the Board must first authorize amendments to the Certificate of Incorporation and Bylaws, and stockholders would then have to approve the amendments with an affirmative vote not less than two thirds or 67% of outstanding shares, respectively.

The Board unanimously recommends that stockholders vote "AGAINST" this stockholder proposal. Proxies received by the Board will be voted "AGAINST" the proposal unless a contrary choice is specified in the proxy.

PROPOSAL 7—STOCKHOLDER PROPOSAL ON POLICY REGARDING ACCELERATED VESTING OF EQUITY AWARDS OF NAMED EXECUTIVE OFFICERS UPON A CHANGE IN CONTROL

We have been advised that the Teamsters General Fund of the International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001, beneficial owner of no less than 185 shares of common stock, intends to present the following proposal for consideration at the annual meeting. The proponent's resolution and supporting statement are quoted verbatim below. We are not responsible for the content of the proponent's proposal or supporting statement.

Proponent's Proposal and Supporting Statement

RESOLVED: The shareholders ask the Board of Directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the Board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not to affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT: United Natural Foods, Inc. (the "Company") allows named executive officers to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a termination combined with a change of control at the end of the 2012 fiscal year could have accelerated the vesting of $12 million worth of long-term equity to United Natural Foods' five named executive officers, with Mr. Spinner, the President and CEO, entitled to $5.5 million out of a total personal severance package worth $8.4 million under certain termination scenarios.

In this regard, we note that United Natural Foods uses a "double trigger" mechanism to determine eligibility for accelerated vesting: (1) there must be a change of control, which can occur as defined in the plan or agreement, and (2) employment must be terminated.

We are not persuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including: Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote **FOR** this proposal.

The Company's Statement in Opposition to Proposal 7

The Board and its Nominating and Governance Committee, with input from the Board's Compensation Committee, have carefully considered the proposal submitted by the Teamsters General Fund of the International Brotherhood of Teamsters and believe that its adoption is not in the best interests of the Company or its stockholders. **For the reasons discussed below, the Board opposes this stockholder proposal and unanimously recommends that stockholders vote "AGAINST" the stockholder proposal.**

For all our employees who participate in our equity plans, including our named executive officers, we utilize a "double-trigger" mechanism for accelerating the vesting of equity awards upon a change in control. As applicable in the case of our equity plans, double-trigger acceleration requires both the occurrence of a change in control and a termination of employment within one year following such change in control. The Board believes that its current practice of using double-trigger acceleration of vesting of equity awards is appropriate and in the best interest of the Company and its stockholders as it would help prevent the loss of key personnel in a change in control situation and is consistent with the practices of numerous publicly traded companies, including many of those with whom we compete for talent.

A significant portion of our named executive officers' compensation opportunity is provided in the form of equity awards that vest either over a period of up to four years of continued employment or upon the achievement of certain performance-related metrics. This equity-based compensation only has value if vesting of the award occurs, and these equity awards support the achievement of our business strategies and goals. The Board believes that our existing practice of using double-trigger acceleration of vesting of equity awards aligns the interest of our named executive officers with those of our stockholders and will incentivize our named executive officers to remain objective, avoid conflicts of interest and stay focused on executing a strategic change that maximizes stockholder value in a change in control situation. We believe that our existing double-trigger acceleration of vesting practice will motivate our employees, including our named executive officers, to continue to work for us, even if they perceive that a change in control is imminent, which prevents the potential loss of key personnel at a time when retaining such employees could have a critical impact on the successful execution of a change in control transaction that would benefit our stockholders. The risk of job loss, coupled with the loss of significant equity awards, may present an unnecessary distraction for our named executive officers and could lead to our named executive officers beginning to seek new employment while a change in control transaction is being negotiated or is pending. The Board believes that the proponent's proposal, which would have us adopt a policy under which equity awards of named executive officers would vest on an accelerated basis using a vague, pro rata formula, would frustrate our retention objectives in a change in control situation.

From a competitive standpoint, we are mindful of the acceleration practices of other publicly traded companies with whom we compete for talent, unlike the proponent who cites eight companies that have considerably larger market capitalization than us and compete in the technology and oil and gas industries. Based on publicly available information, a significant majority of the public companies against whom we have historically compared our performance (and we believe most public companies generally) do not restrict the acceleration of vesting of equity awards in connection with a termination following a change in control. In fact, a number of the companies against whom we have historically compared our performance utilize a "single-trigger" acceleration mechanism, which allows for acceleration of vesting of equity awards upon a change in control without the requirement of a termination of employment. The Board believes that limiting our existing practice of using double-trigger acceleration of vesting of equity awards could significantly disadvantage us from recruiting and retaining key executives, particularly in light of the practices of other companies with whom we compete for talent.

Finally, the Board believes it is worth mentioning that the compensation of our named executive officers was approved by holders of more than 90% of shares voting at each of our 2012 and 2011 annual meetings of stockholders, and the 2012 Equity Plan, which includes provisions for the acceleration of vesting of equity awards issued to our named executive officers upon a termination of these individuals' employment following a change in control, was approved by holders of more than 87% of shares voting at our 2012 annual meeting of stockholders. The Board believes that our stockholders have had, and will continue to have, the opportunity to provide holistic feedback on our compensation practices.

The Board unanimously recommends that stockholders vote "AGAINST" this stockholder proposal. Proxies received by the Board will be voted "AGAINST" the proposal unless a contrary choice is specified in the proxy.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of more than 10% of our common stock ("Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities. To the Company's knowledge, based solely on review of copies of such reports furnished to the Company during the fiscal year ended August 3, 2013, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except that Gordon D. Barker inadvertently was late filing a report on Form 4 for the exercise of stock options that occurred on April 2, 2013 and the related sale of those shares on April 2, 2013; Thomas A. Dziki inadvertently was late filing a report on Form 4 for sales of shares of our common stock that occurred on April 10, 2007 and a report on Form 4 for the vesting of restricted stock units that occurred on November 30, 2012 and the related retention by the Company of shares to satisfy certain tax withholding obligations; Michael S. Funk inadvertently was late filing a report on Form 4 for the retention by the Company of shares to satisfy certain tax withholding obligations associated with the vesting of restricted stock units that occurred on September 10, 2012; Sean F. Griffin inadvertently was late filing a report on Form 4 for the sale of shares of our common stock that occurred on June 28, 2012; David A. Matthews inadvertently was late filing a report on Form 4 for sales of shares that occurred on September 13, 2012 and a report on Form 4 for the exercise of stock options that occurred on September 13, 2012; and Steven L. Spinner inadvertently was late filing a report on Form 4 for the retention by the Company of shares to satisfy certain tax withholding obligations associated with the vesting of restricted stock units that occurred on September 11, 2012; and Joseph J. Traficanti inadvertently was late filing a report on Form 4 for the vesting of restricted stock units that occurred on April 20, 2013 and the related retention by the Company of shares to satisfy certain tax withholding obligations.

Stockholder Proposals for the 2014 Annual Meeting of Stockholders

Any proposal that a stockholder wishes to be considered for inclusion in our proxy statement for the 2014 Annual Meeting of Stockholders must be submitted to our corporate secretary, Joseph J. Traficanti, at 313 Iron Horse Way, Providence, Rhode Island 02908, no later than the close of business on July 9, 2014. We strongly encourage stockholders interested in submitting a proposal to contact legal counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our proxy statement.

Our bylaws establish an advance notice procedure with regard to stockholder proposals and director nominations. If a stockholder wishes to present a proposal before the 2014 Annual Meeting of Stockholders, but does not wish to have the proposal considered for inclusion in our proxy statement, such stockholder must give written notice to our corporate secretary at the address noted above. Our corporate secretary must receive such notice not less than 60 days nor more than 90 days prior to the 2014 Annual Meeting of Stockholders, provided that in the event that less than 70 days' notice or prior public disclosure of the date of the 2014 Annual Meeting of Stockholders is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The stockholder's submission must include certain specified information concerning the proposal and the stockholder, including such stockholder's ownership of our common stock. As we will not entertain any proposals at the annual meeting that do not meet these requirements, we strongly encourage stockholders to seek advice from legal counsel before submitting a proposal.

THE BOARD HOPES THAT STOCKHOLDERS WILL ATTEND THE ANNUAL MEETING IN PERSON OR ON THE INTERNET THROUGH A VIRTUAL WEB CONFERENCE. REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE VIA THE INTERNET, BY TELEPHONE, OR BY COMPLETING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING. STOCKHOLDERS OF RECORD, OR BENEFICIAL STOCKHOLDERS NAMED AS PROXIES BY THEIR STOCKHOLDERS OF RECORD, WHO ATTEND THE MEETING MAY REVOKE THEIR PROXIES AND CAST THEIR VOTES DURING THE MEETING OR ELECTRONICALLY OVER THE INTERNET THROUGH THE VIRTUAL ANNUAL MEETING.

By Order of the Board of Directors,



Michael S. Funk,
Chair of the Board

November 6, 2013

APPENDIX A

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
UNITED NATURAL FOODS, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, United Natural Foods, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Corporation's Board of Directors duly adopted resolutions on September 11, 2013, proposing and declaring advisable the following amendment to the Amended and Restated Certificate of Incorporation:

RESOLVED: That the Amended and Restated Certificate of Incorporation of the Corporation be amended by deleting Article ELEVENTH in its entirety and inserting the following in lieu thereof:

ELEVENTH. This Article is inserted for the management of the business and for the conduct of the affairs of the Corporation.

1. Number of Directors. The number of directors of the Corporation shall not be less than three. The exact number of directors within the limitations specified in the preceding sentence shall be fixed from time to time by, or in the manner provided in, the Corporation's By-Laws.

2. Classes of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. Notwithstanding the foregoing, (i) at the annual meeting of stockholders held in 2013, the directors whose terms expired at that meeting shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders held in 2014; (ii) at the annual meeting of stockholders held in 2014, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders held in 2015; and (iii) at the annual meeting of stockholders held in 2015 and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Effective as of the annual meeting of stockholders held in 2015, the Board of Directors will no longer be classified under Section 141(d) of the DGCL and directors shall no longer be divided into three classes. Prior to the annual meeting of stockholders held in 2015, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal in number as possible.

3. Election of Directors. Elections of directors need not be by written ballot except as and to the extent provided in the By-Laws of the Corporation.

4. Term of Office. Each director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

5. Quorum; Action at Meeting. A majority of the directors at any time in office shall constitute a quorum for the transaction of business. In the event one or more of the directors shall be disqualified to vote at any meeting, then the required quorum shall be reduced by one for each director so disqualified, provided that in no case shall less than one-third of the number of directors fixed pursuant to Section 1 above constitute a quorum. If at any meeting of the Board of

Directors there shall be less than such a quorum, a majority of those present may adjourn the meeting from time to time. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law, by the By-Laws of the Corporation or by this Amended and Restated Certificate of Incorporation.

6. Removal. Any director serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class shall be removable only for cause, and all other directors shall be removable either with or without cause. The removal of any director, whether with or without cause, shall require the affirmative vote of the holders of at least two-thirds of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote.

7. Vacancies. Any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the board, shall be filled only by a vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Until the annual meeting of stockholders held in 2015, (i) any director of any class elected to fill a vacancy on the Board of Directors resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class, and (ii) any director elected to fill a vacancy on the Board of Directors not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Following the annual meeting of stockholders held in 2015, any director elected to fill a vacancy on the Board of Directors, whether such vacancy is the result of an increase in the number of directors or the result of a director's death, resignation, retirement, disqualification or removal, shall hold office until the next annual meeting of stockholders to occur following such director's election to the Board of Directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

8. Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the By-Laws of the Corporation.

9. Rights of Preferred Stock. Notwithstanding the provisions of this Article ELEVENTH, whenever the holders of one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, and other features of such directorship shall be governed by the rights of such Preferred Stock as set forth in the certificate of designations governing such series or resolutions of the Board of Directors applicable thereto.

10. Amendments to Article. Notwithstanding any other provisions of law, this Amended and Restated Certificate of Incorporation or the By-Laws of the Corporation, and notwithstanding the fact that a lesser percentage may be specified by law, the affirmative vote of the holders of at least two-thirds of the shares of capital stock of the Corporation issued and outstanding and entitled to vote shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article ELEVENTH.

SECOND: That the stockholders of the Corporation, at the 2013 Annual Meeting of the Stockholders held on December 18, 2013, duly approved said proposed Certificate of Amendment of Amended and Restated Certificate of Incorporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by _______________, its __________, on this ______ day of __________, ____.

UNITED NATURAL FOODS, INC.

By: ____

Name: ________________________________

Title: ________________________________

(This page has been left blank intentionally.)

APPENDIX B

AMENDMENT TO AMENDED AND RESTATED BYLAWS
OF
UNITED NATURAL FOODS, INC.,
A DELAWARE CORPORATION

1. The Amended and Restated Bylaws (the "Bylaws") of United Natural Foods, Inc., a Delaware corporation (the "Company"), are hereby amended by deleting Sections 2.3, 2.4, 2.5, 2.6 and 2.15 in their entirety and replacing those Sections with the following:

SECTION 2.3. Classes of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. Notwithstanding the foregoing, (i) at the annual meeting of stockholders held in 2013, the directors whose terms expired at that meeting shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders held in 2014; (ii) at the annual meeting of stockholders held in 2014, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the annual meeting of stockholders held in 2015; and (iii) at the annual meeting of stockholders held in 2015 and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Effective as of the annual meeting of stockholders held in 2015, the Board of Directors will no longer be classified under Section 141(d) of the Delaware General Corporation Law and directors shall no longer be divided into three classes. Prior to the annual meeting of stockholders held in 2015, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal in number as possible.

SECTION 2.4. Terms of Office. Each director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

SECTION 2.5. Rights of Preferred Stock. Notwithstanding the provisions of this Article II, whenever the holders of one or more classes or series of Preferred Stock issued by the corporation shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies, and other features of such directorship shall be governed by the rights of such Preferred Stock as set forth in the certificate of designations governing such series or resolutions of the Board of Directors applicable thereto.

SECTION 2.6. Vacancies. Any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the board, shall be filled only by a vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Until the annual meeting of stockholders held in 2015, (i) any director of any class elected to fill a vacancy on the Board of Directors resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class, and (ii) any director elected to fill a vacancy on the Board of Directors not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor. Following the annual meeting of stockholders held in 2015, any director elected to fill a vacancy on the Board of Directors, whether such vacancy is the result of an increase in the number of directors or the result of a director's death, resignation, retirement, disqualification or removal, shall hold office until the next annual meeting of stockholders to occur following such director's election to the Board of Directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

SECTION 2.15. Removal. Any director serving in a class of directors elected for a term expiring at the third annual meeting of stockholders following the election of such class shall be removable only for cause, and all other directors shall be removable either with or without cause. The removal of any director, whether with or without cause, shall require the affirmative vote of the holders of at least two-thirds of the shares of the capital stock of the corporation issued and outstanding and entitled to vote.

2. This Amendment to the Bylaws of the Company shall be effective as of ___________, ____.


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 3, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-21531

UNITED NATURAL FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**05-0376157**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

313 Iron Horse Way, Providence, RI 02908
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code:
(401) 528-8634

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $2,592,922,470 based upon the closing price of the registrant's common stock on the Nasdaq Global Select Market® on January 25, 2013. The number of shares of the registrant's common stock, par value $0.01 per share, outstanding as of September 9, 2013 was 49,332,172.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on December 18, 2013 are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

UNITED NATURAL FOODS, INC.

FORM 10-K

TABLE OF CONTENTS

Section		Page
Part I		
Item 1.	Business	1
	Executive Officers of the Registrant	14
Item 1A.	Risk Factors	16
Item 1B.	Unresolved Staff Comments	25
Item 2.	Properties	25
Item 3.	Legal Proceedings	26
Item 4.	Mine Safety Disclosures	26
Part II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	45
Item 8.	Financial Statements and Supplementary Data	47
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	81
Item 9A.	Controls and Procedures	81
Item 9B.	Other Information	82
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	83
Item 11.	Executive Compensation	83
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	83
Item 13.	Certain Relationships and Related Transactions, and Director Independence	84
Item 14.	Principal Accountant Fees and Services	84
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	85
	Signatures	86

PART I.

ITEM 1. BUSINESS

Unless otherwise specified, references to "United Natural Foods," "we," "us," "our" or "the Company" in this Annual Report on Form 10-K ("Annual Report" or "Report") mean United Natural Foods, Inc. and all entities included in our consolidated financial statements. See the consolidated financial statements and notes thereto included in "Item 8. Financial Statements and Supplementary Data" of this Report for information regarding our financial performance.

Overview

We believe we are a leading distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada, and that our twenty-seven distribution centers, representing approximately 6.5 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national, regional and private label brands grouped into six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and foodservice products and personal care items. We serve more than 31,000 customer locations primarily located across the United States and Canada which can be classified as follows:

- independently owned natural products retailers, which include buying clubs;
- supernatural chains, which consist solely of Whole Foods Market, Inc. ("Whole Foods Market");
- conventional supermarkets and mass market chains; and
- other, which includes foodservice and international customers outside of Canada.

We were the first organic food distribution network in the United States designated as a "Certified Organic Distributor" by Quality Assurance International, Inc. ("QAI"), an organic certifying agency accredited by the United States Department of Agriculture ("USDA"). This process involved a comprehensive review by QAI of our operating and purchasing systems and procedures. This certification covers all of our broadline distribution centers in the United States, except our primarily specialty products distribution center in Leicester, Massachusetts. Four of our Canadian distribution centers are certified organic by either QAI or Ecocert Canada, while the remaining Canadian distribution center sells only Kosher foods and is therefore not certified organic.

Since the formation of our predecessor in 1976, we have grown our business both organically and through acquisitions which have expanded our distribution network, product selection and customer base. Since fiscal 2003, our net sales have increased at a compounded annual growth rate ("CAGR") of 16.0%. In recent years, our sales to existing and new customers have increased through the continued growth of the natural and organic products industry in general; our efforts to increase the number of conventional supermarket customers to whom we distribute products; increased market share through our high-quality service and broader product selection, including specialty products, and the acquisition of, or merger with, natural organic, and specialty product distributors; the expansion of our existing distribution centers; the construction of new distribution centers; the introduction of new products and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have broadened our geographic penetration, expanded our customer base, enhanced and diversified our product selection and increased our market share.

We have been the primary distributor to Whole Foods Market for more than fifteen years. Effective June 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement to September 25, 2020. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. In July 2010, we announced that we had entered into an asset purchase agreement under which we agreed to acquire certain assets of Whole Foods Market Distribution, Inc. ("Whole Foods Distribution"), a wholly owned subsidiary of Whole Foods Market, previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions, and to become the primary distributor in these regions. We closed this transaction in September 2010 in the case of the Southwest region and October 2010 in the case of the Rocky Mountain region. We amended our distribution agreement with Whole Foods Market effective October 11, 2010 to include these regions, and now serve as the primary distributor to Whole Foods Market in all of its regions in the United States.

In June 2010, we acquired certain Canadian food distribution assets of the SunOpta Distribution Group business ("SDG") of SunOpta Inc. ("SunOpta") (the "SDG assets"), through our wholly-owned subsidiary, UNFI Canada, Inc. ("UNFI Canada"), for cash consideration of $65.8 million. With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provided us with an immediate platform for growth in the Canadian market. We have utilized this platform to further expand in the Canadian market, including through our acquisition of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011 and our acquisition of substantially all of the assets of a dairy and cheese distribution business in the Ontario market in August 2012.

Our ability to distribute specialty food items (including ethnic, kosher and gourmet products) has accelerated our expansion into a number of high-growth business markets and allowed us to establish immediate market share in the fast-growing specialty foods market. We have now integrated specialty food products and natural and organic specialty non-food items into all of our broadline distribution centers across the United States and Canada. Due to our expansion into specialty foods, over the past several fiscal years we have been awarded new business with a number of conventional supermarkets that previously had not done business with us because we did not distribute specialty products. We believe that the distribution of these products enhances our conventional supermarket business channel and that our complementary product lines continue to present opportunities for cross-selling.

In June 2011, we entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R Distributors") pursuant to which we agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to these product lines. This divestiture was completed in the first quarter of fiscal 2012 and has allowed us to concentrate on our core business of the distribution of natural, organic, and specialty foods and non-food products. As a result of this divestiture, we recognized a non-cash impairment charge of $5.8 million related to land, building and equipment at our Harrison, Arkansas facility during the fourth quarter of fiscal 2011. During fiscal 2012, we recognized severance and other expenses related to this divestiture of approximately $5.1 million. In the fourth quarter of fiscal 2012, we sold the Harrison, Arkansas facility to a third party. See "Our Operating Structure—Wholesale Division" for further information regarding our distribution business.

We are a Delaware corporation based in Providence, Rhode Island, and we conduct business through our various wholly owned subsidiaries. We operated twenty-seven distribution centers at 2013 fiscal year end, and we believe that our approximately 6.5 million square feet of distribution space provide us with the largest capacity of any distributor of natural, organic and specialty products in the United States or Canada.

We operate thirteen natural products retail stores within the United States, located primarily in Florida (with two locations in Maryland and one in Massachusetts), through our subsidiary doing business as Earth Origins Market ("Earth Origins"). We also operate one natural products retail store in Vancouver, British Columbia, doing business as Drive Organics. We believe that our retail business serves as a natural complement to our distribution business because it enables us to develop new marketing programs and improve customer service. In addition, our subsidiary doing business as Woodstock Farms Manufacturing specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections.

Our Industry

The natural products industry encompasses a wide range of products including organic and non-organic foods, nutritional, herbal and sports supplements, toiletries and personal care items, naturally-based cosmetics, natural/homeopathic medicines, pet products and cleaning agents. According to *The Natural Foods Merchandiser*, a leading natural products industry trade publication, sales for all types of natural products were $99.1 billion in calendar 2012, a growth of $8.3 billion or approximately 9.1% from calendar 2011. According to the *National Association for the Specialty Food Trade*, a leading specialty food industry trade publication, sales in calendar 2012 were $85.9 billion, representing growth of 14.4% from calendar 2011. We believe the growth of the natural products industry is a result of the increasing demand by consumers for a healthy lifestyle, food safety and environmental sustainability.

Our Operating Structure

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States, UNFI Canada, which is our natural, organic and specialty distribution business in Canada, Albert's Organics, Inc. ("Albert's"), which is a leading distributor within the United States of organically grown produce and non-produce perishable items, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of Earth Origins, which operates our thirteen natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections, and our Blue Marble Brands product lines.

Wholesale Division

Our broadline distribution business is organized into three regions—our Eastern Region, Western Region and our Canadian Region. We distribute natural, organic and specialty products in all of our product categories to customers in the Eastern and Midwestern portions of the United States through our Eastern Region and to customers in the Western and Central portions of the United States through our Western Region. Our Canadian Region distributes natural, organic and specialty products in all of our product categories to all of our customers in Canada. As of our 2013 fiscal year end, our Eastern Region operated nine distribution centers, which provided approximately 3.0 million square feet of warehouse space, our Western Region operated eight distribution centers, which provided approximately 2.8 million square feet of warehouse space and our Canadian Region operated five distribution centers, which provided approximately 0.3 million square feet of warehouse space.

Through Albert's, we distribute organically grown produce and non-produce perishables, such as organic milk, dressings, eggs, juices, poultry and various other refrigerated specialty items. Albert's operates out of four distribution centers strategically located throughout the United States, providing approximately 0.3 square feet of warehouse space, and is designated as a "Certified Organic Distributor" by QAI.

Through Select Nutrition, we distribute more than 15,000 health and beauty aids, vitamins, minerals and supplements from distribution centers in Pennsylvania and California.

Certain of our distribution centers are shared by multiple operations within our wholesale division.

Retail Division

We operate thirteen natural products retail stores through Earth Origins within the United States, ten of which are located in Florida, two in Maryland and one in Massachusetts. We also operate a natural products retail store in Vancouver, British Columbia that is reflected within our wholesale division. We believe that our retail business serves as a natural complement to our distribution business because it enables us to see market trends, develop new marketing programs and receive direct customer feedback.

We believe our natural products retail stores have a number of advantages over their competitors, including our financial strength and marketing expertise, the purchasing power resulting from group purchasing by stores within Earth Origins and the breadth of our product selection.

We believe that we benefit from certain advantages in acting as a distributor to our natural products retail stores, including our ability to:

- control the purchases made by these stores;
- expand the number of high-growth, high-margin product categories, such as produce and prepared foods, within these stores; and
- stay abreast of the trends in the retail marketplace, which enables us to better anticipate and serve the needs of our wholesale customers.

Additionally, as the primary natural products distributor to our retail locations, we realize significant economies of scale and operating and buying efficiencies. As an operator of natural products retail stores, we also have the ability to test market select products prior to offering them nationally. We can then evaluate consumer reaction to the product without incurring significant inventory risk. We also are able to test new marketing and promotional programs within our stores prior to offering them to our wholesale customer base.

Manufacturing & Branded Products Division

Our subsidiary, Woodstock Farms Manufacturing, specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items and confections. We sell these items in bulk and through private label packaging arrangements with large health food, supermarket and convenience store chains and independent owners. We operate an organic (USDA and QAI) and kosher (Circle K) certified packaging, roasting, and processing facility in New Jersey.

Our Blue Marble Brands portfolio is a collection of 15 organic, natural and specialty food brands representing more than 650 unique products. We have a dedicated team of marketing, supply chain and sales professionals that have a passion to energize our retail partners and provide consumers with affordable Non-GMO foods. Our unique Blue Marble Brands products are sold through our wholesale division, third-party distributors and directly to retailers. Our Field Day® brand is primarily sold to customers in our independent natural products retailer channel ("independent retailers"), and is meant to serve as a private label brand for independent retailers to allow them to compete with conventional supermarkets and supernatural chains which often have their own private label store brands.

Our Competitive Strengths

We believe we distinguish ourselves from our competitors through the following strengths:

We are the market leader with a nationwide presence in the United States and Canada.

We believe that we are the largest distributor of natural, organic and specialty foods and non-food products by sales in the United States and Canada, and one of the few distributors capable of meeting the natural, organic and specialty product needs of regional and local independent retailer customers, conventional supermarket chains, and the rapidly growing supernatural chain. The opening of our facility in Lancaster, Texas in September 2010 marked the extension of our distribution presence to a nation-wide level. The opening of a new larger Albert's facility in New Jersey in May 2013 has provided additional space to serve the growing New York City metropolitan market. The consolidation into a new, larger, facility in Aurora, Colorado in May 2013 will allow us to serve this growing market with greater operational efficiencies. We believe that our network of twenty-seven distribution centers (including five in Canada) creates significant advantages over smaller national and regional distributors. Our nationwide presence across the United States and Canada allows us to offer marketing and customer service programs across regions, offer a broader product selection and provide operational excellence with high service levels and same day or next day on-time deliveries.

We are an efficient distributor.

We believe that our scale affords us significant benefits within a highly fragmented industry including volume purchasing opportunities and warehouse and distribution efficiencies. Our continued growth has allowed us to expand our existing facilities and open new facilities as we seek to achieve maximum operating efficiencies, including reduced fuel and other transportation costs, and has created sufficient capacity for future growth. Recent efficiency improvements include the centralization of general and administrative functions, the consolidation of systems applications among physical locations and regions and the optimization of customer distribution routes, all of which reduced expenses. We have made significant investments in our people, facilities, equipment and technology to broaden our footprint and enhance the efficiency of our operations. Key examples in the last several years include the following:

- In connection with the acquisition of the SDG assets in June 2010, we acquired five distribution centers which provided a nationwide presence in Canada with approximately 286,000 square feet of distribution space and the ability to serve all major markets in Canada.
- In September 2010 we commenced operations at a new facility in Lancaster, Texas serving customers throughout the Southwestern United States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana.
- In October 2010 we began operating the former Whole Foods Distribution center in Aurora, Colorado.
- During July 2011 we completed the integration of specialty food products into our nationwide platform.
- In May 2013 our Albert's division commenced operations at a new facility in Logan Township, New Jersey with 55,000 square feet of distribution space to more efficiently serve our growing customer base on the East Coast, including the New York City metropolitan market.
- In June 2013 we commenced operations at a new 540,000 square foot distribution center in Aurora, Colorado and consolidated all existing Aurora operations including an Albert's location and off-site storage into one building.

- In May 2013 we began construction of a distribution center in Sturtevant, Wisconsin, from which we expect to begin operations in the spring of 2014.
- In July 2013 we purchased land in Montgomery, New York to build a new distribution center from which we expect to commence operations in fiscal 2015 and which will service the growing New York City metropolitan market and allow us to transfer certain routes from our York, Pennsylvania, Chesterfield, New Hampshire and Dayville, Connecticut distribution centers.

We have extensive and long-standing customer relationships and provide superior service.

Throughout the 37 years of our, and our predecessors' operations, we have developed long-standing customer relationships, which we believe are among the strongest in our industry. In particular, we have been the primary supplier of natural and organic products to the largest supernatural chain in the United States, Whole Foods Market, for more than 15 years. We believe a key driver of our strong customer loyalty is our superior service levels, which include accurate fulfillment of orders, timely product delivery, competitive prices and a high level of product marketing support. Our average broadline distribution in-stock service level for fiscal 2013, measured as the percentage of items ordered by customers that are delivered by the requested delivery date (excluding manufacturer out-of-stocks and discontinued items), was approximately 97%. We believe that our high distribution service levels are attributable to our experienced inventory planning and replenishment department and sophisticated warehousing, inventory control and distribution systems. Furthermore, we offer next-day delivery service to a majority of our active customers and offer multiple deliveries each week to our largest customers, which we believe differentiates us from many of our competitors.

We have an experienced, motivated management team.

Our management team has extensive experience in the retail and distribution business, including the natural, organic and specialty product industries. On average, each of our eleven executive officers has over twenty years of experience in the retail, natural products or food distribution industry. Furthermore, a significant portion of our management-level employees' compensation is equity based or performance based, and, therefore, there is a substantial incentive to continue to generate strong growth in operating results in the future.

Our Growth Strategy

We seek to maintain and enhance our position within the natural and organic industry in the United States and Canada and to increase our market share in the specialty products industry. Since our formation, we have grown our business organically and through the acquisition of a number of distributors and suppliers, which has expanded our distribution network, product selection and customer base. For example, we acquired our Albert's, UNFI Canada, Earth Origins, Woodstock Farms Manufacturing, and specialty businesses.

Beginning in fiscal 2009, our strategic plan has focused on increasing market share, particularly in our conventional supermarket channel. This channel typically generates lower gross margins than our independent retailer channel, but also typically has lower operating expenses. Our strategic plan also includes the roll-out of new technology including a national warehouse management and procurement system upgrade. These steps and others are intended to promote operational efficiencies and further reduce our operating expenses to offset the lower gross margins we expect with increased sales to the conventional supermarket and supernatural channels.

To implement our growth strategy, we intend to continue increasing our market share of the growing natural and organic products industry by expanding our customer base, increasing our share of existing customers' business and continuing to expand and further penetrate new distribution territories. We plan to expand our presence within the specialty industry by offering new and existing customers a single wholesale distributor capable of meeting their specialty and natural and organic product needs on a national or regional basis. Key elements of our strategy include:

Expanding Our Customer Base

As of August 3, 2013, we served more than 31,000 customer locations primarily in the United States and Canada. We plan to expand our coverage of the natural and organic and specialty products industry by cultivating new customer relationships within the industry and by further developing our existing channels of distribution, such as independent natural products retailers, conventional supermarkets, mass market outlets, institutional foodservice providers, buying clubs, restaurants and gourmet stores. With the coordinated distribution of our specialty products with our natural and organic products, we believe that we have the opportunity to continue gaining market share in the conventional supermarket channel as the result of our ability to offer an integrated and efficient distribution solution for our customers. We have gained new business from a number of conventional supermarket customers, including Giant-Landover, Giant Eagle, Shop-Rite, Kings and Safeway, partially as a result of our complementary product selection.

Increasing Our Market Share of Existing Customers' Business

We believe that we are the primary distributor of natural and organic products to the majority of our natural products customer base, including to Whole Foods Market, our largest customer. We intend to maintain our position as the primary supplier for a majority of our customers, and to add to the number of customers for which we serve as primary supplier by offering the broadest product selection in our industry at competitive prices. With the expansion of specialty product offerings, we believe that we have the ability to further meet our existing customers' needs for specialty foods and non-food products, representing an opportunity to continue to achieve our sales growth within the conventional supermarket, supernatural and independent channels.

Continuing to Improve the Efficiency of Our Nationwide Distribution Network

We have invested more than $226 million in our distribution network and infrastructure over the past five fiscal years. We achieved a nationwide footprint in September 2010 with the opening of our facility in Lancaster, Texas. Our Lancaster facility was the first facility to use our national supply chain platform and warehouse management system, and our Ridgefield, Washington facility began using this system in July 2012. We plan to implement this system throughout our network by the end of fiscal 2017 which we believe will further enhance the efficiency of our network. Although our distribution network services all markets in the United States and Canada, we intend to continue to selectively evaluate opportunities to build or lease new facilities or to acquire distributors to better serve existing markets. We recently opened our new Aurora, Colorado distribution center, and have begun work on new distribution centers in Racine, Wisconsin in the village of Sturtevant and Hudson Valley, New York, in the town of Montgomery, with plans for a new distribution center in Northern California underway.

Further, we will strive to continue to maintain our focus on realizing efficiencies and economies of scale in purchasing, warehousing, transportation and general and administrative functions, which, combined with transportation expense savings and incremental fixed cost leverage, should lead to continued improvements in our operating margin.

Expanding into Other Distribution Channels and Geographic Markets

We believe that we will be successful in continuing to expand into the foodservice channel as well as further enhancing our presence outside of the United States and Canada. We will continue to seek to develop regional relationships and alliances with companies such as Aramark Corporation, the

Compass Group North America, and Sodexho Inc. in the foodservice channel and seek other alliances outside the United States and Canada.

Continuing to Selectively Pursue Opportunistic Acquisitions

Throughout our history, we have successfully identified, consummated and integrated multiple acquisitions. Since fiscal 2000, we have successfully completed thirteen acquisitions of distributors, manufacturers and suppliers, two acquisitions of natural products retail stores and eleven acquisitions of branded product lines as of August 3, 2013. Subsequent to the end of the 2013 fiscal year, we completed one additional acquisition of a regional specialty distributor, which will be integrated with our existing operations. We intend to continue to selectively pursue opportunistic acquisitions to expand the breadth of our distribution network, increase our efficiency, procure beneficial customer relationships or add additional products and capabilities.

Continuing to Provide the Leading Distribution Solution

We believe that we provide a leading distribution solution to the natural, organic and specialty products industry through our national presence, regional preferences, focus on customer service and breadth of product offerings. Our service levels, which we believe to be the highest in our industry, are attributable to our experienced inventory planning and replenishment department and our sophisticated warehousing, inventory control and distribution systems. See "—Our Focus on Technology" below for more information regarding our use of technology in our warehousing, inventory control and distribution systems.

We also offer our customers a selection of inventory management, merchandising, marketing, promotional and event management services designed to increase sales and enhance customer satisfaction. These marketing services, which primarily are utilized by customers in our independently owned natural products retailers channel and many of which are co-sponsored with suppliers, include monthly and thematic circular programs, in-store signage and assistance in product display.

Our Customers

We maintain long-standing customer relationships with independently-owned natural products retailers, supernatural chains and supermarket chains. In addition, we emphasize our relationships with new customers, such as conventional supermarkets, mass market outlets and gourmet stores, which are continually increasing their natural product offerings. The following were included among our wholesale customers for fiscal 2013:

- Whole Foods Market, the largest supernatural chain in the United States and Canada; and
- conventional supermarket chains, including Safeway, Kroger, Wegmans, Stop & Shop, Giant-Landover, Giant Eagle, Hannaford, Food Lion, Bashas', Shop-Rite, Lowe's, Kings, Publix and Fred Meyer.

Whole Foods Market is our only customer that represented more than 10% of total net sales in fiscal 2013, and accounted for approximately 36% of our net sales. In 2010 we amended our distribution agreement with Whole Foods Market to extend the term of the agreement to September 25, 2020. Under the terms of the amended agreement, we now serve as the primary wholesale natural grocery distributor to Whole Foods Market in all of its regions in the United States.

The following table lists the percentage of sales by customer type for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011:

Customer Type	Percentage of Net Sales		
	2013	2012	2011
Independently owned natural products retailers	34%	35%	37%
Supernatural chains	36%	36%	36%
Conventional supermarkets and mass market chains	25%	24%	22%
Other	5%	5%	5%

We distribute natural, organic and specialty foods and non-food products to customers located in the United States and Canada, as well as to customers located in other foreign countries. Our total international sales, including those by UNFI Canada, represented approximately five percent of our business in both fiscal 2013 and 2012. We believe that our sales outside the United States, as a percentage of our total sales, will expand as we seek to continue to grow our Canadian operations.

Our Marketing Services

We offer a variety of marketing services designed to increase sales for our customers and suppliers, including consumer and trade marketing programs, as well as programs to support suppliers in understanding our markets. Trade and consumer marketing programs are supplier-sponsored programs which cater to a broad range of retail formats. These programs are designed to educate consumers, profile suppliers and increase sales for retailers, many of which do not have the resources necessary to conduct such marketing programs independently.

Our consumer marketing programs include:

- multiple monthly, region-specific, consumer circular programs, which feature the logo and address of the participating retailer imprinted on a circular that advertises products sold by the retailer to its customers. The monthly circular programs are structured to pass through the benefit of our negotiated discounts and advertising allowances to the retailer, and also provide retailers with posters and shelf tags to coincide with each month's promotions. We also offer a web-based tool which retailers can use to produce highly customized circulars and other marketing materials for their stores.
- quarterly coupon programs featuring supplier sponsored coupons, for display and distribution by participating retailers.
- themed "Celebration" sales and educational brochures to drive sales and educate consumers. Brochures are imprinted with participating retailers' store logo and information.
- a truck advertising program that allows our suppliers to purchase ad space on the sides of our hundreds of trailers traveling throughout the United States and Canada, increasing brand exposure to consumers.

Our trade marketing programs include:

- wholesale tri-annual catalogs, which serve as a primary reference guide and ordering tool for retailers.
- a website for retailers with category management tools, retail staff development resources and other resources designed to help our customers succeed.
- a variety of programs designed to feature suppliers and generate volume sales.
- monthly specials catalogs that highlight promotions and new product introductions.

- specialized catalogs for holiday promotions and to serve other customer needs.

Our supplier marketing programs include:

- ClearVue, an information sharing program designed to improve the transparency of information and drive efficiency within the supply chain. With the availability of in-depth data and tailored reporting tools, participants are able to reduce inventory balances with the elimination of forward buys, while improving service levels.
- SIS, an information-sharing program that helps our suppliers better understand our customers' businesses, in order to generate mutually beneficial incremental sales in an efficient manner.
- Growth Incentive programs, supplier-focused high-level sales and marketing support for selected brands, which foster our partnership by building incremental, mutually profitable sales for suppliers and us.

We keep current with the latest trends in the industry. Periodically, we conduct focus group sessions with certain key retailers and suppliers to ascertain their needs and allow us to better service them. We also:

- produce a quarterly report of trends in the natural and organic industry;
- provide product data information such as best seller lists, store usage reports and easy-to-use product catalogs;
- provide assistance with store layout designs; new store design and equipment procurement;
- provide planogramming, shelf and category management support;
- offer in-store signage and promotional materials, including shopping bags and end-cap displays;
- provide assistance with planning and setting up product displays;
- provide shelf tags for products; and
- provide a website on which retailers can access various individual retailer-specific reports and product information.

Our Products

Our extensive selection of high-quality natural, organic and specialty foods and non-food products enables us to provide a primary source of supply to a diverse base of customers whose product needs vary significantly. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brand, regional brand, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and food service products and personal care items. Our branded product lines address certain needs of our customers, including providing a lower-cost label known as Earth Day.

We continuously evaluate potential new products based on both existing and anticipated trends in consumer preferences and buying patterns. Our Retail Category Management and Supplier Relationship Management teams regularly attend regional and national natural, organic, specialty, ethnic and gourmet product shows to review the latest products that are likely to be of interest to retailers and consumers. We also utilize syndicated data as a compass to ensure that we are carrying the right mix of product in each of our distribution centers. We make the majority of our new product decisions at the regional level and look to carry those items through national distribution as we begin to spot an emerging trend or brand. We believe that our category review practices at the local distribution center level allow our supplier relationship managers to react quickly to changing consumer preferences and to evaluate new products and new product categories regionally. Additionally, as many of the new products that we offer are marketed on a regional basis or in our own natural products retail stores prior to being offered nationally, this enables us to evaluate consumer reaction to the products without incurring significant inventory risk. Furthermore, by exchanging regional product sales information between our regions, we are able to make more informed and timely new product decisions in each region.

We maintain a comprehensive quality assurance program. All of the products we sell that are represented as "organic" are required to be certified as such by an independent third-party agency. We maintain current certification affidavits on all organic commodities and produce in order to verify the authenticity of the product. All potential suppliers of organic products are required to provide such third-party certifications to us before they are approved as suppliers.

Our Suppliers

We purchase our products from more than 6,000 suppliers. The majority of our suppliers are based in the United States and Canada, but we also source products from suppliers throughout Europe, Asia, Central America, South America, Africa and Australia. We believe suppliers of natural and organic products seek to distribute their products through us because we provide access to a large and growing customer base across the United States and Canada, distribute the majority of the suppliers' products and offer a wide variety of marketing programs to our customers to help sell the suppliers' products. Substantially all product categories that we distribute are available from a number of suppliers and, therefore, we are not dependent on any single source of supply for any product category. In addition, although we have exclusive distribution arrangements and vendor support programs with several suppliers, none of our suppliers account for more than 10% of our total purchases in fiscal 2013. Our largest supplier, Hain Celestial Group, Inc. ("Hain"), accounted for approximately 5% of our total purchases in fiscal 2013. However, the product categories we purchase from Hain can be purchased from a number of other suppliers.

We have positioned ourselves as one of the largest purchasers of organically grown bulk products in the natural and organic products industry by centralizing our purchase of nuts, seeds, grains, flours and dried foods. As a result, we are able to negotiate purchases from suppliers on the basis of volume and other considerations that may include discounted pricing or prompt payment discounts. Furthermore, some of our purchase arrangements include the right of return to the supplier with respect to products that we do not sell in a certain period of time. As described under "Our Products" above, each region is responsible for placing its own orders and can select the products that it believes will most appeal to its customers, although each region is able to participate in our company-wide purchasing programs. Our outstanding commitments for the purchase of inventory were approximately $26.5 million as of August 3, 2013.

Our Distribution System

We have carefully chosen the sites for our distribution centers to provide direct access to our regional markets. This proximity allows us to reduce our transportation costs relative to those of our competitors that seek to service these customers from locations that are often several hundred miles away. The opening of our Lancaster, Texas distribution center significantly reduced the miles driven associated with servicing the customers of that facility as many of those customers were previously serviced from our Aurora, Colorado facility. We believe that we incur lower inbound freight expense than our regional competitors, because our scale allows us to buy full and partial truckloads of products. Products are delivered to our distribution centers primarily by our fleet of leased trucks, contract carriers and the suppliers themselves. When financially advantageous, we backhaul between vendors or satellite, staging facilities and our distribution centers using our own trucks. Additionally, we generally can redistribute overstocks and inventory imbalances between distribution centers if needed, which helps to reduce out of stocks and to sell perishable products prior to their expiration date.

We lease our trucks from national leasing companies such as Ryder Truck Leasing and Penske Truck Leasing, which in some cases maintain facilities on our premises for the maintenance and service of these vehicles. Other trucks are leased from regional firms that offer competitive services.

We ship certain orders for supplements or for items that are destined for areas outside of regular delivery routes through United Parcel Service and other independent carriers. Deliveries to areas outside the continental United States and Canada are typically shipped by ocean-going containers on a weekly basis.

Our Focus on Technology

We have made significant investments in distribution, financial, information and warehouse management systems. We continually evaluate and upgrade our management information systems at our regional operations based on the best practices in the distribution industry to make the systems more efficient, cost-effective and responsive to customer needs. These systems include functionality in radio frequency inventory control, pick-to-voice systems, pick-to-light systems, computer-assisted order processing and slot locator/retrieval assignment systems. At our receiving docks, warehouse associates attach computer-generated, preprinted locator tags to inbound products. These tags contain the expiration date, locations, quantity, lot number and other information about the products in bar code format. Customer returns are processed by scanning the UPC bar codes. We also employ a management information system that enables us to lower our inbound transportation costs by making optimum use of our own fleet of trucks or by consolidating deliveries into full truckloads. Orders from multiple suppliers and multiple distribution centers are consolidated into single truckloads for efficient use of available vehicle capacity and return-haul trips. In addition, we utilize route efficiency software that assists us in developing the most efficient routes for our outbound trucks. We will continue the roll-out of our new national supply chain platform and warehouse management system, which was first launched in our new Lancaster, Texas facility in September 2010 and in our Ridgefield, Washington facility in July 2012. We expect to complete the roll-out to all existing facilities by the end of fiscal 2017.

Intellectual Property

We do not own or have the right to use any patent, trademark, trade name, license, franchise, or concession which upon loss would have a material adverse effect on our results of operations or financial condition.

Competition

Our largest competition comes from direct distribution, whereby a customer reaches a product volume level that justifies distribution directly from the manufacturer in order to obtain a lower price. Our major wholesale distribution competitor in both the United States and Canada is KeHE Distributors, LLC ("Kehe"), which acquired Tree of Life Distribution, Inc. ("Tree of Life") in 2010. In addition to its natural and organic products, Kehe distributes specialty food products and markets its own private label program. Kehe's subsidiary, Tree of Life, has also earned QAI certification. We also compete in the United States and Canada with over 200 smaller regional and local distributors of natural, organic, ethnic, kosher, gourmet and other specialty foods that focus on niche or regional markets, and with national, regional and local distributors of conventional groceries and companies that distribute to their own retail facilities.

We believe that distributors in the natural and specialty products industries primarily compete on distribution service levels, product quality, depth of inventory selection, price and quality of customer service. We believe that we currently compete effectively with respect to each of these factors.

Our natural products retail stores compete against other natural products outlets, conventional supermarkets and specialty stores. We believe that retailers of natural products compete principally on product quality and selection, price, customer service, knowledge of personnel and convenience of location. We believe that we currently compete effectively with respect to each of these factors.

Government Regulation

Our operations and many of the products that we distribute in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. In the United States, our facilities generally are inspected at least once annually by state or federal authorities.

The Surface Transportation Board and the Federal Highway Administration regulate our trucking operations. In addition, interstate motor carrier operations are subject to safety requirements prescribed by the United States Department of Transportation and other relevant federal and state agencies. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

Our operations do not generally subject us to federal, provincial, state and local environmental laws and regulations. However, certain of our distribution centers have above-ground storage tanks for hydrogen fuel, diesel fuel and other petroleum products, which are subject to laws regulating such storage tanks.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

Employees

As of August 3, 2013, we had approximately 7,300 full and part-time employees, 432 of whom (approximately 5.9%) are covered by collective bargaining agreements at our Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa, Dayville, Connecticut and Auburn, Washington facilities. The Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa, Dayville, Connecticut and Auburn, Washington agreements expire in June 2014, March 2014, June 2014, July 2014 and February 2017, respectively. During fiscal 2013, for the first time in the Company's history, we experienced a work stoppage by our unionized employees in Auburn Washington. However, we continue to believe that our relations with our employees are good.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Available Information

Our internet address is http://www.unfi.com. The contents of our website are not part of this Annual Report on Form 10-K, and our internet address is included in this document as an inactive textual reference only. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to

Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") available free of charge through our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the Securities and Exchange Commission.

We have adopted a code of conduct and ethics that applies to our Chief Executive Officer, Chief Financial Officer and employees within our finance operations, and sales departments. Our code of conduct and ethics is publicly available on our website at www.unfi.com and is available free of charge by writing to United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908, Attn: Investor Relations. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of the code of conduct and ethics on our website at www.unfi.com. Please note that our website address is provided as an inactive textual reference only.

Executive Officers of the Registrant

Our executive officers are elected on an annual basis and serve at the discretion of our Board of Directors. Our executive officers and their ages as of October 1, 2013 are listed below:

Name	Age	Position
Steven L. Spinner	53	President and Chief Executive Officer
Mark E. Shamber	44	Senior Vice President, Chief Financial Officer and Treasurer
Joseph J. Traficanti	62	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Sean F. Griffin	54	Senior Vice President, Group President
Eric A. Dorne	52	Senior Vice President, Chief Information Officer
Thomas A. Dziki	52	Senior Vice President, Chief Human Resource and Sustainability Officer
Craig H. Smith	54	Senior Vice President, National Sales and Service
Donald P. McIntyre	58	Senior Vice President, National Supply Chain and Strategy
David A. Matthews	48	Senior Vice President, National Sales, and President of UNFI International
Thomas J. Grillea	57	Division President
Christopher P. Testa	43	President, Woodstock Farms Manufacturing and Blue Marble Brands

Steven L. Spinner has served as our President and Chief Executive Officer and as a member of our Board of Directors since September 2008. Mr. Spinner served as the Interim President of our Eastern Region, after David Matthews became President of UNFI International in September 2010 and prior to the hiring of Craig H. Smith in December 2010. Prior to joining us in September 2008, Mr. Spinner served as a director and as Chief Executive Officer of Performance Food Group Company ("PFG") from October 2006 to May 2008, when PFG was acquired by affiliates of The Blackstone Group and Wellspring Capital Management. Mr. Spinner previously had served as PFG's President and Chief Operating Officer beginning in May 2005. Mr. Spinner served as PFG's Senior Vice President and Chief Executive Officer—Broadline Division from February 2002 to May 2005 and as PFG's Broadline Division President from August 2001 to February 2002.

Mark E. Shamber has served as Senior Vice President, Chief Financial Officer and Treasurer since October 2006. Mr. Shamber previously served as our Vice President, Chief Accounting Officer and Acting Chief Financial Officer and Treasurer from January 2006 until October 2006, as Vice President and Corporate Controller from August 2005 to October 2006 and as our Corporate Controller from June 2003 until August 2005. From February 1995 until June 2003, Mr. Shamber served in various positions of increasing responsibility up to and including senior manager within the assurance and advisory business systems practice at the international accounting firm of Ernst & Young LLP.

Joseph J. Traficanti has served as our Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since April 2009. Prior to joining us, Mr. Traficanti served as Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of PFG from November 2004 until April 2009.

Sean F. Griffin has served as our Senior Vice President, Group President since June 2012, and Mr. Griffin served as our Senior Vice President, National Distribution from January 2010 to June 2012. Prior to joining us, Mr. Griffin was East Region Broadline President of PFG. In this role he managed over ten divisions and $2 billion in sales. Previously he served as President of PFG—Springfield, MA from 2003 until 2008. He began his career with Sysco Corporation in 1986 and has held various leadership positions in the foodservice distribution industry with U.S. Foodservice, Alliant Foodservice and Sysco Corporation.

Eric A. Dorne has served as our Senior Vice President, Chief Information Officer since September 2011. Prior to joining us, Mr. Dorne was Senior Vice President and Chief Information Officer for The Great Atlantic & Pacific Tea Company, Inc., the parent company of the A&P, Pathmark, SuperFresh, Food Emporium and Waldbaum's supermarket chains located in the Eastern United States from January 2011 to August 2011, and Vice President and Chief Information Officer from August 2005 to January 2011. In his more than thirty years at The Great Atlantic & Pacific Tea Company, Mr. Dorne held various executive positions including Vice President of Enterprise IT Application Management and Development, Vice President of Store Operations Systems and Director of Retail Support Services.

Thomas A. Dziki has served as our Senior Vice President, Chief Human Resource and Sustainability Officer since August 2010. Prior to August 2010, Mr. Dziki served as our Senior Vice President of Sustainable Development since January 2010, as our Vice President of Sustainable Development since June 2009, and as National Vice President of Real Estate and Construction since August 2006. Prior to that time, Mr. Dziki had served as President of Woodstock Farms Manufacturing and Select Nutrition from December 2004 until August 2006, Corporate Vice President of Special Projects from December 2003 to November 2004 and as our Manager of Special Projects from May 2002 to December 2003. Prior to joining us, Mr. Dziki served as a private consultant to our company, our subsidiaries, Woodstock Farms Manufacturing, Earth Origins, Albert's, and our predecessor company, Cornucopia Natural Foods, Inc., from 1995 to May 2002.

Craig H. Smith has served as our Senior Vice, National Sales and Service since September 2013. From December 2010 to August 2013, Mr. Smith served as our President of the Eastern Region. Prior to joining us, Mr. Smith was Atlantic Region President of U.S. Foodservice, a leading broadline foodservice distributor of national, private label, and signature brand items in the United States from May 2008 to December 2010. In his seventeen years at U.S. Foodservice, Mr. Smith held various executive positions including SVP Street Sales, North Region Zone President, Detroit Market President and Boston Market President. Prior to U.S. Foodservice, Mr. Smith held several positions at food service industry manufacturer and distributor Rykoff-Sexton, Inc. from 1982 until 1993.

Donald P. McIntyre has served as our Senior Vice President, National Supply Chain and Strategy since September 2013. From July 2012 to August 2013, Mr. McIntyre served as our President of the Western Region. Prior to joining us, Mr. McIntyre served as President and CEO of Claridge Foods from March 2006 to January 2012. Mr. McIntyre also held several senior positions within subsidiaries of Sara Lee Corporation, including President and CEO of Sara Lee Coffee & Tea from April 2004 to March 2006, and CFO of Sara Lee Coffee & Tea from August 2002 to March 2004.

David A. Matthews has served as our Senior Vice President, National Sales, since July 2012, and President of UNFI International with responsibility for our Canadian and other international operations since September 2010. From June 2009 to September 2010 he was our President of the Eastern Region. Prior to joining us, Mr. Matthews served as President and CEO of Progressive Group Alliance ("ProGroup"), a wholly owned subsidiary of PFG from January 2007 to May 2009, as Chief Financial Officer of ProGroup from December 2004 to January 2007, and as Senior Vice President of Finance and Technology of ProGroup from July 2000 to December 2004.

Thomas J. Grillea has served as our President of Earth Origins Market since May 2008 and President of Select Nutrition Distributors since September 2007. Mr. Grillea also served as our President of Woodstock Farms Manufacturing from May 2009 to September 2012 and oversaw Blue Marble Brands from September 2010 to September 2012. Mr. Grillea served as our General Manager for Select Nutrition Distributors from September 2006 to September 2007. Prior to joining us, Mr. Grillea served in a management capacity for Whole Foods Market from 2004 through 2005, and in various management capacities for American Health and Diet Centers and the Vitamin Shoppe from 1998 through 2003.

Christopher P. Testa has served as our President, Woodstock Farms Manufacturing since September 2012 and President, Blue Marble Brands since August 2009. Prior to joining us, Mr. Testa served as Vice President of Marketing for Cadbury Schweppes Americas Beverages from August 2002 to May 2005 and as CEO of Wild Waters, Inc. from May 2005 to August 2009.

ITEM 1A. RISK FACTORS

Our business, financial condition and results of operations are subject to various risks and uncertainties, including those described below and elsewhere in this Annual Report on Form 10-K. This section discusses factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties applicable to our business. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements."

We depend heavily on our principal customer and our success is heavily dependent on our principal customer's ability to grow its business.

Whole Foods Market accounted for approximately 36% of our net sales in fiscal 2013. We serve as the primary distributor of natural, organic and specialty non-perishable products to Whole Foods Market in all of its regions in the United States under the terms of our amended distribution agreement which expires on September 25, 2020. Our ability to maintain a close mutually beneficial relationship with Whole Foods Market is an important element to our continued growth.

The loss or cancellation of business from Whole Foods Market, including from increased distribution to their own facilities or closures of stores, could materially and adversely affect our business, financial condition or results of operations. Similarly, if Whole Foods Market is not able to grow its business, including as a result of a reduction in the level of discretionary spending by its customers, our business, financial condition or results of operations may be materially and adversely affected.

Our operations are sensitive to economic downturns.

The grocery industry is sensitive to national and regional economic conditions and the demand for the products that we distribute, particularly our specialty products, may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of natural and organic products that consumers purchase where there are non-organic, which we refer to as conventional, alternatives, given that many natural and organic products, and particularly natural and organic foods, often have higher retail prices than do their conventional counterparts.

Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry and our increased focus on sales to the conventional supermarket channel.

The grocery distribution industry generally is characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce our profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. Over the last three fiscal years, we have increased our sales to our supernatural chain and conventional supermarket customers in relation to our total sales. In the fourth quarter of fiscal 2011, we announced that we had entered into a three-year distribution arrangement to supply Safeway with nonproprietary natural, organic and specialty products, which further increased the percentage of our total sales to conventional supermarkets. Sales to customers within our supernatural chain and conventional supermarket channels generate a lower gross margin than do sales to our independent customers. Many of these customers, including our largest customer, have agreements with us that include volume discounts. As the amounts these customers purchase from us increase, the price that they pay for the products they purchase is reduced, putting downward pressure on our gross margins on these sales. To compensate for these lower gross margins, we must reduce the expenses we incur to service these customers. If we are unable to reduce our expenses as a percentage of net sales, including our expenses related to servicing this lower gross margin business, our business, financial condition or results of operations could be adversely impacted.

Our business may be sensitive to inflationary and deflationary pressures.

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon our profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends of our customers' customers, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers. If we are unable to reduce our expenses as a percentage of net sales, our business, financial condition or results of operations could be adversely impacted.

Our customers generally are not obligated to continue purchasing products from us.

Many of our customers buy from us under purchase orders, and we generally do not have agreements with or commitments from these customers for the purchase of products. We cannot assure you that our customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our customers' sales volumes or orders for products supplied by us may have a material adverse effect on our business, financial condition or results of operations.

We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Bidding for contracts or arrangements with customers, particularly within the supernatural chain and conventional supermarket channels, is highly competitive and distributors may market their services to a particular customer over a long period of time before they are invited to bid. Our competition comes from a variety of sources, including other distributors of natural products as well as specialty grocery and mass market grocery distributors and retail customers that have their own distribution channels. We cannot assure you that mass market grocery distributors will not increase their emphasis on natural products and more directly compete with us including through self-distribution of particular items or purchases of particular items directly from suppliers or that new competitors will not enter the market. These distributors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We cannot assure you that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share or that certain of our customers will increase distribution to their own retail facilities. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, financial condition or results of operations.

We cannot assure you that we will be able to compete effectively against current and future competitors.

Our investment in information technology may not result in the anticipated benefits.

Much of our sales growth is occurring in our lower gross margin supernatural and conventional supermarket channels. In our attempt to reduce operating expenses and increase operating efficiencies, we have aggressively invested in the development and implementation of new information technology. Following the start-up inefficiencies associated with the initial implementation of our technological initiatives in our Lancaster, Texas distribution center during fiscal 2011, we revised the timeline for the broader implementation of our proposed technological developments and now expect to complete the roll-out by the end of fiscal 2017. While we currently believe this revised timeline will be met, we may not be able to implement these technological changes in the time frame that we have planned and delays in implementation could negatively impact our business, financial condition or results of operations. In addition, the costs to make these changes may exceed our estimates and will exceed the benefits during the early stages of implementation. Even if we are able to implement the changes in accordance with our revised plans, and within our current cost estimates, we may not be able to achieve the expected efficiencies and cost savings from this investment, which could have an adverse effect on our business, financial condition or results of operations.

Failure by us to develop and operate a reliable technology platform could negatively impact our business.

Our ability to decrease costs and increase profits, as well as our ability to serve customers most effectively, depends on the reliability of our technology platform. We use software and other technology systems, among other things, to generate and select orders, to load and route trucks and to monitor and manage our business on a day-to-day basis. Any disruption to these computer systems could adversely impact our customer service, decrease the volume of our business and result in increased costs negatively affecting our business, financial condition or results of operations.

We have experienced losses due to the uncollectability of accounts receivable in the past and could experience increases in such losses in the future if our customers are unable to timely pay their debts to us.

Certain of our customers have from time to time experienced bankruptcy, insolvency and/or an inability to pay their debts to us as they come due. If our customers suffer significant financial difficulty, they may be unable to pay their debts to us timely or at all, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely affect our revenues and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely affect our ability to collect receivables. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have material adverse effect on our business, financial condition, results of operations or cash flows. During periods of economic weakness, small to medium-sized businesses, like many of our independently owned natural products retailer customers, may be impacted more severely and more quickly than larger businesses. Similarly, these smaller businesses may be more likely to be more severely impacted by events outside of their control, like significant weather events. Consequently, the ability of such businesses to repay their obligations to us may deteriorate, and in some cases this deterioration may occur quickly, which could adversely impact our business, financial condition or results of operations.

Our acquisition strategy may adversely affect our business.

A portion of our past growth has been achieved through acquisitions of, or mergers with, other distributors of natural, organic and specialty products. We also continually evaluate opportunities to acquire other companies. We believe that there are risks related to acquiring companies, including an inability to successfully identify suitable acquisition candidates or consummate such potential acquisitions. To the extent that our future growth includes acquisitions, we cannot assure you that we will not overpay for acquisitions, lose key employees of acquired companies, or fail to achieve potential synergies or expansion into new markets as a result of our acquisitions. Therefore, future acquisitions, if any, may have a material adverse effect on our results of operations, particularly in periods immediately following the consummation of those transactions while the operations of the acquired business are being integrated with our operations. Achieving the benefits of acquisitions depends on timely, efficient and successful execution of a number of post-acquisition events, including, among other things:

- maintaining the customer and supplier base;
- optimizing delivery routes;
- coordinating administrative, distribution and finance functions; and
- integrating management information systems and personnel.

The integration process could divert the attention of management and any difficulties or problems encountered in the transition process could have a material adverse effect on our business, financial condition or results of operations. In particular, the integration process may temporarily redirect resources previously focused on reducing product cost and operating expenses, resulting in lower gross profits in relation to sales. In addition, the process of combining companies could cause the interruption of, or a loss of momentum and operating profits in, the activities of the respective businesses, which could have an adverse effect on their combined operations.

In connection with acquisitions of businesses in the future, if any, we may decide to consolidate the operations of any acquired business with our existing operations or make other changes with respect to the acquired business, which could result in special charges or other expenses. Our results of operations also may be adversely affected by expenses we incur in making acquisitions, by amortization of acquisition-related intangible assets with definite lives and by additional depreciation attributable to acquired assets. Any of the businesses we acquire may also have liabilities or adverse operating issues, including some that we fail to discover before the acquisition, and our indemnity for such liabilities may also be limited. Additionally, our ability to make any future acquisitions may depend upon obtaining additional financing. We may not be able to obtain additional financing on acceptable terms or at all. To the extent that we seek to acquire other businesses in exchange for our common stock, fluctuations in our stock price could have a material adverse effect on our ability to complete acquisitions.

We may have difficulty managing our growth.

The growth in the size of our business and operations has placed, and is expected to continue to place, a significant strain on our management. Our future growth may be limited by our inability to acquire new distribution centers or expand our existing distribution centers, make acquisitions, successfully integrate acquired entities or significant new customers, implement information systems initiatives or adequately manage our personnel. Our future growth is limited in part by the size and location of our distribution centers. As we near maximum utilization of a given facility or maximize our processing capacity, operations may be constrained and inefficiencies have been and may be created, which could adversely affect our results of operations unless the facility is expanded, volume is shifted to another facility or additional processing capacity is added. Conversely, as we add additional facilities or expand existing operations or facilities, excess capacity may be created. Any excess capacity may also create inefficiencies and adversely affect our results of operations. We cannot assure you that we will be able to successfully expand our existing distribution centers or open new distribution centers in new or existing markets as needed to accommodate or facilitate growth. Even if we are able to expand our distribution network, our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems , including our warehouse management systems, on a timely basis and to expand, train, motivate and manage our work force. We cannot assure you that our existing personnel, systems, procedures and controls will be adequate to support the future growth of our operations. Our inability to manage our growth effectively could have a material adverse effect on our business, financial condition or results of operations.

Increased fuel costs may adversely affect our results of operations.

Increased fuel costs may have a negative impact on our results of operations. The high cost of diesel fuel can increase the price we pay for products as well as the costs we incur to deliver products to our customers. These factors, in turn, may negatively impact our net sales, margins, operating expenses and operating results. To manage this risk, we have in the past periodically entered, and may in the future periodically enter, into heating oil derivative contracts to hedge a portion of our projected diesel fuel requirements. Heating crude oil prices have a highly correlated relationship to fuel prices, making these derivatives effective in offsetting changes in the cost of diesel fuel. We are not party to any commodity swap agreements and, as a result, our exposure to volatility in the price of diesel fuel has increased relative to our exposure to volatility in prior periods in which we had outstanding heating oil derivative contracts. We do not enter into fuel hedge contracts for speculative purposes. We have in the past, and may in the future, periodically enter into forward purchase commitments for a portion of our projected monthly diesel fuel requirements at fixed prices. As of August 3, 2013, we had no forward diesel fuel commitments. If fuel prices decrease significantly, these forward purchases may prove ineffective and result in us paying higher than the then market costs for a portion of our diesel fuel. We also maintain a fuel surcharge program which allows us to pass some of our higher fuel costs through to our customers. We cannot guarantee that we will continue to be able to pass a comparable proportion or any of our higher fuel costs to our customers in the future, which may adversely affect our business, financial condition or results of operations.

Disruption of our distribution network could adversely affect our business.

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business financial condition or results of operations.

The cost of the capital available to us and any limitations on our ability to access additional capital may have a material adverse effect on our business, financial condition or results of operations.

In May 2012, we amended and restated our revolving credit facility pursuant to which we now have a $500 million secured revolving credit facility which matures on May 24, 2017; of which up to $450.0 million is available to our U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. The borrowings of the US portion of the credit facility accrue interest, at our option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum and (z) one-month LIBOR plus one percent (1%) per annum plus an initial margin of 0.50%, or (ii) the London Interbank Offered Rate ("LIBOR") for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian over advance loans or Canadian protective advances accrue interest, at our option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00% plus an initial margin of 0.50%, or (ii) a bankers' acceptance equivalent rate of the rate of interest per annum equal to the annual rates applicable to Canadian Dollar bankers' acceptances on the "CDOR Page" of Reuter Monitor Money Rates Service, plus five basis points, and an initial margin of 1.50% (the "CDOR rate"). All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin.

As of August 3, 2013, our borrowing base, based on accounts receivable and inventory levels and described more completely below under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Revenues," was $484.5 million, with remaining availability of $319.3 million. During fiscal 2012, we used borrowings under our amended and restated revolving credit facility to pay off our term loan and refinance existing indebtedness under our predecessor revolving credit facility.

In order to maintain our profit margins, we rely on strategic investment buying initiatives, such as discounted bulk purchases, which require spending significant amounts of working capital up front to purchase products that we will sell over a multi-month time period. In the event that our cost of capital increases, such as during a period in which we are not in compliance with the fixed charge coverage ratio covenants under our revolving credit facility, or our ability to borrow funds or raise equity capital is limited, we could suffer reduced profit margins and be unable to grow our business organically or through acquisitions, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt agreements contain restrictive covenants that may limit our operating flexibility.

Our debt agreements contain financial covenants and other restrictions that limit our operating flexibility, limit our flexibility in planning for or reacting to changes in our business and make us more vulnerable to economic downturns and competitive pressures. Our indebtedness could have significant negative consequences, including:

- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;

- limiting our flexibility in planning for or reacting to changes in our business and the industry in which we compete; and
- placing us at a competitive disadvantage compared to competitors with less leverage or better access to capital resources.

In addition, our revolving credit facility requires that we comply with various financial tests and imposes certain restrictions on us, including among other things, restrictions on our ability to incur additional indebtedness, create liens on assets, make loans or investments or pay dividends. Failure to comply with these covenants could have an adverse effect on our business, financial condition or results of operations.

Our operating results are subject to significant fluctuations.

Our operating results may vary significantly from period to period due to:

- demand for our products; including as a result of seasonal fluctuations;
- changes in our operating expenses, including fuel and insurance expenses;
- management's ability to execute our business and growth strategies;
- changes in customer preferences, including levels of enthusiasm for health, fitness and environmental issues;
- public perception of the benefits of natural and organic products when compared to similar conventional products;
- fluctuation of natural product prices due to competitive pressures;
- personnel changes;
- general economic conditions including inflation;
- supply shortages, including a lack of an adequate supply of high-quality agricultural products due to poor growing conditions, water shortages, natural disasters or otherwise;
- volatility in prices of high-quality agricultural products resulting from poor growing conditions, water shortages, natural disasters or otherwise; and
- future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and that such comparisons cannot be relied upon as indicators of future performance.

Conditions beyond our control can interrupt our supplies and increase our product costs.

We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, which we purchase from more than 6,000 suppliers. The majority of our suppliers are based in the United States and Canada, but we also source products from suppliers throughout Europe, Asia, Central America, South America, Africa and Australia. For the most part, we do not have long-term contracts with our suppliers committing them to provide products to us. Although our purchasing volume can provide benefits when dealing with suppliers, suppliers may not provide the products needed by us in the quantities and at the prices requested. We are also subject to delays caused by interruption in production and increases in product costs based on conditions outside of our control. These conditions include work slowdowns, work interruptions, strikes or other job actions by employees of suppliers, short-term weather conditions or more prolonged climate change, crop conditions, product recalls, water shortages, transportation interruptions, unavailability of fuel or increases in fuel costs, competitive demands, raw material shortages and natural disasters or other catastrophic events (including, but not limited to food-borne illnesses). We experienced higher manufacturer out-of-stocks during fiscal 2013 causing us to incur higher operating expenses as we moved products around our distribution facilities as we sought to keep our service level high, and we cannot be sure when this trend will end or whether it will recur during future years. As the consumer demand for natural and organic products has increased, certain retailers and other producers have entered the market and attempted to buy certain raw materials directly, limiting their availability to be used in certain vendor products. Further, increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt our supply chain or impact demand for our products. In the summer months of 2012, certain agricultural areas of the United States and Mexico experienced severe drought. The impact of sustained droughts are uncertain and could result in volatile input costs. Input costs could increase at any point in time for a large portion of the products that we sell for a prolonged period. Our inability to obtain adequate products as a result of any of the foregoing factors or otherwise could mean that we could not fulfill our obligations to customers, and customers may turn to other distributors. In that case, our financial condition, results of operations and business could be adversely affected.

We are subject to significant governmental regulation.

Our business is highly regulated at the federal, state and local levels and our products and distribution operations require various licenses, permits and approvals. In particular:

- the products that we distribute in the United States are subject to inspection by the United States Food and Drug Administration;
- our warehouse and distribution centers are subject to inspection by the USDA and state health authorities; and
- the United States Department of Transportation and the United States Federal Highway Administration regulate our United States trucking operations.

Our Canadian operations are similarly subject to extensive regulation, including the English and French dual labeling requirements applicable to products that we distribute in Canada. The loss or revocation of any existing licenses, permits or approvals or the failure to obtain any additional licenses, permits or approvals in new jurisdictions where we intend to do business could have a material adverse effect on our business, financial condition or results of operations. In addition, as a distributor and manufacturer of natural, organic, and specialty foods, we are subject to increasing governmental scrutiny of and public awareness regarding food safety and the sale, packaging and marketing of natural and organic products. Compliance with these laws may impose a significant burden on our operations. If we were to manufacture or distribute foods that are or are perceived to be contaminated, any resulting product recalls could have an adverse effect on our business, financial condition or results of operations. Additionally, concern over climate change, including the impact of global warming, has led to significant United States and international legislative and regulatory efforts to limit greenhouse gas emissions. Increased regulation regarding greenhouse gas emissions, especially diesel engine emissions, could impose substantial costs on us. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our results of operations. It is reasonably possible, however, that it could impose material costs on us which we may be unable to pass on to our customers.

Product liability claims could have an adverse effect on our business.

We face an inherent risk of exposure to product liability claims if the products we manufacture or sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products manufactured or sold by us, including products sold by companies before we acquired them. We have, and the companies we have acquired have had, liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us or against companies we have acquired. We generally seek contractual indemnification from manufacturers, but any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If we or any of our acquired companies do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, financial condition or results of operations.

We are dependent on a number of key executives.

Management of our business is substantially dependent upon the services of certain key management employees. Loss of the services of any officers or any other key management employee could have a material adverse effect on our business, financial condition or results of operations.

Union-organizing activities could cause labor relations difficulties.

As of August 3, 2013 we had approximately 7,300 full and part-time employees, 432 of whom (approximately 5.9%) are covered by collective bargaining agreements at our Edison, New Jersey, Auburn, Washington, Leicester, Massachusetts, Iowa City, Iowa, Dayville, Connecticut and Auburn, Washington facilities. The Edison, New Jersey, Leicester, Massachusetts, Iowa City, Iowa, Dayville, Connecticut and Auburn, Washington agreements expire in June 2014, March 2014, June 2014, July 2014, and February 2017, respectively. We have in the past been the focus of union-organizing efforts, and it is likely that we will be the focus of similar efforts in the future.

As we increase our employee base and broaden our distribution operations to new geographic markets, our increased visibility could result in increased or expanded union-organizing efforts. In the event we are unable to negotiate contract renewals with our union associates, we could be subject to work stoppages. In that event, it would be necessary for us to hire replacement workers to continue to meet our obligations to our customers. The costs to hire replacement workers would negatively impact the profitability of the facility, and depending on the length of time that we are required to employ replacement workers these costs could be significant and could have a material adverse effect on our business, financial condition or results of operations.

We may fail to establish sufficient insurance reserves and adequately estimate for future workers' compensation and automobile liabilities.

We are primarily self-insured for workers' compensation and automobile liability insurance. We believe that our workers' compensation and automobile insurance coverage is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, should they occur, could have a material and adverse effect on our business, financial condition or results of operations. In addition, the cost of workers' compensation insurance and automobile insurance fluctuates based upon our historical trends, market conditions and availability.

Any projection of losses concerning workers' compensation and automobile insurance is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual losses incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. If we suffer a substantial loss that is not covered by our self-insurance reserves, the loss and attendant expenses could harm our business and operating results. We have purchased stop loss coverage from third parties, which limits our exposure above the amounts we have self-insured.

The market price for our common stock may be volatile.

At times, there has been significant volatility in the market price of our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

- our quarterly operating results or the operating results of other distributors of organic or natural food and non-food products and of supernatural chains and conventional supermarkets and other of our customers;
- changes in general conditions in the economy, the financial markets or the organic or natural food and non-food product distribution industries;
- changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;
- announcements by us or our competitors of significant acquisitions;
- increases in labor, energy, fuel costs or the costs of food products;
- natural disasters, severe weather conditions or other developments affecting us or our competitors;
- publication of research reports about us, the benefits of organic and natural products, or the organic or natural food and non-food product distribution industries generally;
- changes in market valuations of similar companies;
- additions or departures of key management personnel;
- actions by institutional stockholders; and
- speculation in the press or investment community.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We maintained twenty-seven distribution centers at August 3, 2013 which were utilized by our wholesale division. These facilities, including offsite storage space, consisted of an aggregate of approximately 6.5 million square feet of storage space, which we believe represents the largest capacity of any distributor within the United States in the natural, organic and specialty products industry. We are also constructing two new distribution centers in Racine, Wisconsin in the village of Sturtevant and Hudson Valley, New York in the town of Montgomery, with an additional distribution center planned for Northern California.

Set forth below for each of our distribution centers is its location and the expiration of leases as of August 3, 2013 for those distribution centers that we do not own.

Location	Lease Expiration
Atlanta, Georgia	Owned
Auburn, California	Owned
Auburn, Washington	August 2019
Aurora, Colorado	July 2015
Aurora, Colorado	October 2033
Burnaby, British Columbia	October 2018
Charlotte, North Carolina	September 2019
Chesterfield, New Hampshire	Owned
Concord, Ontario	December 2021
Dayville, Connecticut	Owned
Greenwood, Indiana	Owned
Iowa City, Iowa	Owned
Lancaster, Texas	July 2025
Leicester, Massachusetts	November 2015
Logan Township, New Jersey	May 2028
Moreno Valley, California	July 2023
Mounds View, Minnesota	November 2015
New Oxford, Pennsylvania	Owned
Philadelphia, Pennsylvania	January 2014
Richmond, British Columbia	August 2022
Ridgefield, Washington	Owned
Rocklin, California	Owned
Sarasota, Florida	July 2017
Scotstown, Quebec	Owned
St. Laurent, Quebec	July 2017
Vernon, California	Owned
York, Pennsylvania	May 2020

We lease facilities to operate thirteen natural products retail stores through our Earth Origins division in Florida, Maryland and Massachusetts and one retail store through our UNFI Canada division, each with various lease expiration dates. We also lease a processing and manufacturing facility in Edison, New Jersey with a lease expiration date of March 31, 2018.

We lease office space in Santa Cruz, California, Chesterfield, New Hampshire, Uniondale, New York, Richmond, Virginia, and Providence, Rhode Island, the site of our corporate headquarters. Our leases have been entered into upon terms that we believe to be reasonable and customary.

We also lease a warehouse facility in Minneapolis, Minnesota that we acquired in connection with our acquisition of Roots & Fruits Produce Cooperative in 2005. This facility is currently being subleased under an agreement that expires concurrently with our lease termination in November 2016. We also lease offsite storage space near certain of our distribution facilities.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of our business. There are no pending material legal proceedings to which we are a party or to which our property is subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Global Select Market® under the symbol "UNFI." Our common stock began trading on the Nasdaq Stock Market® on November 1, 1996.

The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock on the Nasdaq Global Select Market®:

Fiscal 2013	High	Low
First Quarter	$61.26	$52.72
Second Quarter	56.01	50.25
Third Quarter	56.45	47.20
Fourth Quarter	60.42	47.67
Fiscal 2012		
First Quarter	$42.53	$35.07
Second Quarter	44.68	32.83
Third Quarter	50.37	43.81
Fourth Quarter	55.86	47.98

On August 3, 2013, we had 82 stockholders of record. The number of record holders may not be representative of the number of beneficial holders of our common stock because depositories, brokers or other nominees hold many shares.

We have never declared or paid any cash dividends on our capital stock. We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and development of our business, and we have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements and financial condition, requirements of the financing agreements to which we are then a party and other factors considered relevant by our Board of Directors. Additionally, the terms of our existing revolving credit facility restrict us from making any cash dividends unless certain conditions and financial tests are met.

We did not repurchase any shares during the fourth quarter ended August 3, 2013.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock for the last five fiscal years with the cumulative total return on (i) an index of Food Service Distributors and Grocery Wholesalers and (ii) The NASDAQ Composite Index. The comparison assumes the investment of $100 on August 2, 2008 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends. The stock price performance shown below is not necessarily indicative of future performance.

The index of Food Distributors and Wholesalers (referred to below as the "Peer Group") includes Nash Finch Company, SuperValu, Inc. and SYSCO Corporation.

This performance graph shall not be deemed "soliciting material" or be deemed to be "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

COMPARISION OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among United Natural Foods, Inc., the NASDAQ Composite Index, and Index of Food Distributors and Wholesalers



$350
$300
$250
$200
$150
$100
$50
$0
8/2/08
8/1/09
7/31/10
7/30/11
7/28/12
8/3/13
United Natural Foods, Inc.
NASDAQ Composite
Index of Food Distributors and Wholesalers

---

* *$100 invested on 8/2/08 in UNFI common stock or 7/31/08 in relevant index, including reinvestment of dividends. Index calculated on a month-end basis.*

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below are derived from our consolidated financial statements, which have been audited by KPMG LLP, our independent registered public accounting firm. The historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with and is qualified by reference to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K.

Consolidated Statement of Income Data:(1)	August 3, 2013	July 28, 2012	July 30, 2011	July 31, 2010	August 1, 2009
	(53 weeks)				
	(In thousands, except per share data)				
Net sales	$6,064,355	$5,236,021	$4,530,015	$3,757,139	$3,454,900
Cost of sales	5,039,279	4,320,018	3,705,205	3,060,208	2,794,419
Gross profit	1,025,076	916,003	824,810	696,931	660,481
Operating expenses	837,953	755,744	688,859	582,029	550,560
Restructuring and asset impairment expense	1,629	5,101	6,270	—	—
Total operating expenses	839,582	760,845	695,129	582,029	550,560
Operating income	185,494	155,158	129,681	114,902	109,921
Other expense (income):					
Interest expense	5,897	4,734	5,000	5,845	9,914
Interest income	(632)	(715)	(1,226)	(247)	(450)
Other, net	6,113	356	(528)	(2,698)	275
Total other expense, net	11,378	4,375	3,246	2,900	9,739
Income before income taxes	174,116	150,783	126,435	112,002	100,182
Provision for income taxes	66,262	59,441	49,762	43,681	40,998
Net income	$ 107,854	$ 91,342	$ 76,673	$ 68,321	$ 59,184
Per share data—Basic:					
Net income	$ 2.19	$ 1.87	$ 1.62	$ 1.58	$ 1.38
Weighted average basic shares of common stock	49,217	48,766	47,459	43,184	42,849
Per share data—Diluted:					
Net income	$ 2.18	$ 1.86	$ 1.60	$ 1.57	$ 1.38
Weighted average diluted shares of common stock	49,509	49,100	47,815	43,425	42,993

Consolidated Balance Sheet Data:	August 3, 2013	July 28, 2012	July 30, 2011	July 31, 2010	August 1, 2009
	(In thousands)				
Working capital	$ 716,951	$ 612,700	$ 381,071	$ 194,190	$ 169,053
Total assets	1,729,908	1,493,946	1,400,988	1,250,799	1,058,550
Total long-term debt and capital leases, excluding current portion	33,091	635	986	48,433	53,858
Total stockholders' equity	$1,099,146	$ 978,716	$ 869,667	$ 630,447	$ 544,472

(1) Includes the effect of acquisitions from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plans," "seek," "should," "will," and "would," or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or of financial positions or state other "forward-looking" information.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

- our dependence on principal customers;
- our sensitivity to general economic conditions, including the current economic environment, changes in disposable income levels and consumer spending trends;
- our ability to reduce our expenses in amounts sufficient to offset our increased focus on sales to conventional supermarkets and the resulting lower gross margins on these sales;
- our reliance on the continued growth in sales of natural and organic foods and non-food products in comparison to conventional products;
- our ability to timely and successfully deploy our new warehouse management system throughout our distribution centers and our transportation management system Company-wide;
- increased fuel costs;
- our sensitivity to inflationary and deflationary pressures;
- the relatively low margins and economic sensitivity of our business;
- the potential for disruptions in our supply chain by circumstances beyond our control;
- the ability to identify and successfully complete acquisitions of other natural, organic and specialty food and non-food products distributors; and
- management's allocation of capital and the timing of capital expenditures.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully review the risks described under "Part I. Item 1A. Risk Factors," as well as any other cautionary language in this Annual Report on Form 10-K, as the occurrence of any of these events could have an adverse effect on our business, results of operation and financial condition.

Overview

We believe we are a leading national distributor based on sales of natural, organic and specialty foods and non-food products in the United States and Canada and that our twenty-seven distribution centers, representing approximately 6.5 million square feet of warehouse space, provide us with the largest capacity of any North American-based distributor in the natural, organic and specialty products industry. We offer more than 65,000 high-quality natural, organic and specialty foods and non-food products, consisting of national brands, regional brands, private label and master distribution products, in six product categories: grocery and general merchandise, produce, perishables and frozen foods, nutritional supplements and sports nutrition, bulk and food service products and personal care items. We serve more than 31,000 customer locations primarily located across the United States and Canada, the majority of which can be classified into one of the following categories: independently owned natural products retailers, which include buying clubs; supernatural chains, which consist solely of Whole Foods Market; conventional supermarkets, which include mass market chains; and other which includes foodservice and international customers outside of Canada.

Our operations are comprised of three principal operating divisions. These operating divisions are:

- our wholesale division, which includes our broadline natural, organic and specialty distribution business in the United States, UNFI Canada, which is our natural, organic and specialty distribution business in Canada, Albert's, which is a leading distributor of organically grown produce and non-produce perishable items within the United States, and Select Nutrition, which distributes vitamins, minerals and supplements;
- our retail division, consisting of Earth Origins, which operates our thirteen natural products retail stores within the United States; and
- our manufacturing division, consisting of Woodstock Farms Manufacturing, which specializes in the international importation, roasting, packaging and distribution of nuts, dried fruit, seeds, trail mixes, granola, natural and organic snack items, and confections, and our Blue Marble Brands product lines.

In recent years, our sales to existing and new customers have increased through the continued growth of the natural and organic products industry in general, increased market share as a result of our high quality service and a broader product selection, including specialty products, and the acquisition of, or merger with, natural and specialty products distributors, the expansion of our existing distribution centers; the construction of new distribution centers; the introduction of new products and the development of our own line of natural and organic branded products. Through these efforts, we believe that we have been able to broaden our geographic penetration, expand our customer base, enhance and diversify our product selections and increase our market share.

We have been the primary distributor to Whole Foods Market for more than fifteen years. Effective June 2010, we amended our distribution agreement with Whole Foods Market to extend the term of the agreement to September 25, 2020. Under the terms of the amended agreement, we will continue to serve as the primary wholesale natural grocery distributor to Whole Foods Market in its United States regions where we were serving as the primary distributor at the time of the amendment. In September and October 2010 respectively, we acquired certain assets of Whole Foods Distribution previously used for their self-distribution of non-perishables in their Rocky Mountain and Southwest regions. We now serve as the primary distributor to Whole Foods Market in all of its regions in the United States and have amended our distribution agreement with Whole Foods Market effective October 2010 to include these regions. Whole Foods Market accounted for approximately 36% of our net sales for the years ended August 3, 2013 and July 28, 2012.

In June 2010, we acquired the SDG assets of SunOpta through our wholly-owned subsidiary, UNFI Canada for cash consideration of $65.8 million. With the acquisition, we became the largest distributor of natural, organic and specialty foods, including kosher foods, in Canada. This was a strategic acquisition as UNFI Canada provides us with an immediate platform for growth in the Canadian market. During fiscal 2012, we utilized our UNFI Canada platform to further expand in the Canadian market, including through our purchase of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011. During the first quarter of fiscal 2013, we also utilized this platform for our August 2012 acquisition of substantially all of the assets of a dairy distribution business in the central Canada market.

The ability to distribute specialty food items (including ethnic, kosher and gourmet) has accelerated our expansion into a number of high-growth business markets and allowed us to establish immediate market share in the fast-growing specialty foods market. We have now integrated specialty food products and natural and organic specialty non-food products into most of our broadline distribution centers across the United States and Canada. Due to our expansion into specialty foods, we were awarded new business with a number of conventional supermarkets over the past three fiscal years that we previously had not done business with because we did not distribute specialty products. We believe that distribution of these products enhances our conventional supermarket business channel and that our complementary product lines continue to present opportunities for cross-selling.

In June 2011, we entered into an asset purchase agreement with L&R Distributors pursuant to which we agreed to sell our conventional non-foods and general merchandise lines of business, including certain inventory related to these product lines. This divestiture was completed in the first quarter of fiscal 2012, and has allowed us to concentrate on our core business of the distribution of natural, organic, and specialty foods and non-food products.

To maintain our market leadership and improve our operating efficiencies, we seek to continually:

- expand our marketing and customer service programs across regions;
- expand our national purchasing opportunities;
- offer a broader product selection;
- offer operational excellence with high service levels and a higher percentage of on-time deliveries than our competitors;
- centralize general and administrative functions to reduce expenses;
- consolidate systems applications among physical locations and regions;
- increase our investment in people, facilities, equipment and technology;
- integrate administrative and accounting functions; and
- reduce the geographic overlap between regions.

Our continued growth has allowed us to expand our existing facilities and open new facilities in an effort to achieve increasing operating efficiencies. We have made significant capital expenditures and incurred considerable expenses in connection with the opening and expansion of our facilities. At August 3, 2013, our distribution capacity totaled approximately 6.5 million square feet. In September 2010, we began shipping products from our distribution center in Lancaster, Texas, which serves customers throughout the Southwestern United States, including Texas, Oklahoma, New Mexico, Arkansas and Louisiana. In October 2010, in connection with the acquisition of the Rocky Mountain distribution business of Whole Foods Distribution, we took over the operations, including the assumption of an operating lease at a distribution center in Aurora, Colorado, augmenting our existing Aurora, Colorado distribution center, which was at capacity, in serving customers in Colorado, Utah, Arizona and New Mexico. In May 2013, we began operations at our new 540,000 square foot distribution center in Aurora, Colorado, replacing our existing two broadline distribution centers, an Albert's distribution center and an off-site storage location. In May 2013, we also began operations at our new Albert's distribution center in Logan, New Jersey. We have also announced a multi-year expansion project with additional distribution centers planned for the United States in Racine,

Wisconsin in the village of Sturtevant, Hudson Valley, New York in the town of Montgomery as well as in Northern California.

Our net sales consist primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also consist of amounts charged by us to customers for shipping and handling and fuel surcharges. The principal components of our cost of sales include the amounts paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to our distribution centers. Cost of sales also includes amounts incurred by us at our manufacturing subsidiary, Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment, offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Our gross margin may not be comparable to other similar companies within our industry that may include all costs related to their distribution network in their costs of sales rather than as operating expenses. We include purchasing and outbound transportation expenses within our operating expenses rather than in our cost of sales. Total operating expenses include salaries and wages, employee benefits (including payments under our Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation, depreciation and amortization expense. Other expenses (income) include interest on our outstanding indebtedness, including the financing obligation related to our Aurora, Colorado distribution center, interest income and miscellaneous income and expenses. Fiscal year 2013 other expense also includes a pre-tax charge of $4.9 million in the first quarter related to an agreement to settle a multi-state unclaimed property audit.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined critical accounting policies as those that are both most important to the portrayal of our financial condition and results and require our most difficult, complex or subjective judgments or estimates. Based on this definition, we believe our critical accounting policies are: (i) determining our allowance for doubtful accounts, (ii) determining our reserves for the self-insured portions of our workers' compensation and automobile liabilities and (iii) valuing goodwill and intangible assets. For all financial statement periods presented, there have been no material modifications to the application of these critical accounting policies.

Allowance for doubtful accounts

We analyze customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of our allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders. Our accounts receivable balance was $339.6 million and $305.2 million, net of the allowance for doubtful accounts of $9.3 million and $6.2 million, as of August 3, 2013 and July 28, 2012, respectively. Our notes receivable balances were $3.3 million and $3.7 million, net of the allowance for doubtful accounts of $0.8 million and $0.7 million, as of August 3, 2013 and July 28, 2012, respectively.

Insurance reserves

We are primarily self-insured for workers' compensation, and general and automobile liability insurance. It is our policy to record the self-insured portions of our workers' compensation and automobile liabilities based upon actuarial methods of estimating the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns. If actual claims incurred are greater than those anticipated, our reserves may be insufficient and additional costs could be recorded in our consolidated financial statements. Accruals for workers' compensation and automobile liabilities totaled $18.5 million and $19.5 million as of August 3, 2013 and July 28, 2012, respectively.

Valuation of goodwill and intangible assets

We are required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have elected to perform our annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year. We test for goodwill impairment at the reporting unit level, which are at or one level below the operating segment level. Beginning in fiscal 2012, the first step in our annual assessment of each of our reporting units is a qualitative assessment as allowed under Accounting Standards Update ("ASU") No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"), unless we believe it is more likely than not that a reporting unit's fair value is less than the carrying value. In order to qualify for an exclusion from the quantitative two-step goodwill test, the thresholds used by the Company for this determination are that a reporting unit must (1) have passed its previous two-step test with a margin of calculated fair value versus carrying value of at least 20%, (2) have had no significant changes to its working capital structure, and (3) have current year income which is at least 85% of prior year amounts. For reporting units which do not meet this exclusion, the quantitative goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

As of August 3, 2013, our annual assessment of each of our reporting units indicated that no impairment of goodwill existed. Approximately 91.2% of our goodwill is within our wholesale reporting unit. Total goodwill as of August 3, 2013 and July 28, 2012 was $201.9 million and $193.7 million, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and between annual tests if events occur or circumstances change that would indicate that the value of the asset may be impaired. In accordance with ASU No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU No. 2012-02"), we analyzed several qualitative factors to determine whether it was more likely than not that an indefinite-lived intangible asset was impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. Impairment would be measured as the difference between the fair value of the asset and its carrying value. During fiscal 2012, our long-term plans related to the trade name of a portion of our Canadian wholesale distribution business evolved, and we decided to phase out this trade name. As a result, we began amortizing this trade name over a period of ten years. As a result, our branded product line asset group is the only remaining indefinite lived intangible asset. As of our most recent annual impairment review, the branded product line asset group was determined not to be impaired. The qualitative factors used in the impairment assessment for the branded product line asset group included a review of the most recent quantitative impairment review through which we confirmed that fair value exceeded carrying value by at least 20% and that pre-tax operating income was at least 85% of the prior year. We believe these projections are reasonable based on our historical trends and expectation of future results. Total indefinite lived intangible assets as of August 3, 2013 and July 28, 2012 were $28.3 million and $28.2 million, respectively.

Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the asset's useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model. During the fiscal year ended August 3, 2013, an impairment charge of $1.6 million was recognized in connection with the termination of a long-term licensing agreement and the write-off of the associated intangible asset. Total finite-lived intangible assets as of August 3, 2013 and July 28, 2012 were $21.3 million and $24.3 million, respectively.

The assessment of the recoverability of goodwill and intangible assets will be impacted if estimated future cash flows are not achieved.

Results of Operations

The following table presents, for the periods indicated, certain income and expense items expressed as a percentage of net sales:

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
Net sales	100.0%	100.0%	100.0%
Cost of sales	83.1%	82.5%	81.8%
Gross profit	16.9%	17.5%	18.2%
Operating expenses	13.8%	14.4%	15.2%
Restructuring and asset impairment expenses	—%	0.1%	0.1%
Total operating expenses	13.8%	14.5%	15.3%
Operating income	3.1%	3.0%	2.9%
Other expense (income):			
Interest expense	0.1%	0.1%	0.1%
Interest income	—%	—%	—%
Other, net	0.1%	—%	—%
Total other expense, net	0.2%	0.1%	0.1%
Income before income taxes	2.9%	2.9%	2.8%
Provision for income taxes	1.1%	1.1%	1.1%
Net income	1.8%	1.7%*	1.7%

* Total reflects rounding

Fiscal year ended August 3, 2013 compared to fiscal year ended July 28, 2012

Net Sales

Our net sales for the fiscal year ended August 3, 2013 increased approximately 15.8%, or $828 million, to a record $6.06 billion from $5.24 billion for the fiscal year ended July 28, 2012. This increase was primarily due to growth in our wholesale segment of $821.8 million. Our organic growth (sales growth excluding the impact of acquisitions) of 14.8% is due to the continued growth of the natural and organic products industry in general, increased market share as a result of our focus on service and value added services, and a broader selection of products, including specialty foods. In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $53.8 million in incremental net sales related to our acquisitions of certain assets of three distributors completed during the first quarter of fiscal 2013. Our net sales for the fiscal year ended August 3, 2013 were also favorably impacted by approximately 2.2%, or $118.7 million, due to the addition of an extra week in the fiscal year compared to fiscal 2012, and by moderate price inflation of approximately 2% during the year.

Our net sales by customer type for the years ended August 3, 2013 and July 28, 2012 were as follows (in millions):

Customer Type	2013 Net Sales	% of Total Net Sales	2012 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$2,040	34%	$1,847	35%
Supernatural chains	2,207	36%	1,883	36%
Conventional supermarkets	1,501	25%	1,246	24%
Other	316	5%	260	5%
Total	$6,064	100%	$5,236	100%

Net sales to our independent retailer channel increased by approximately $193 million, or 10.4% during the year ended August 3, 2013 compared to the year ended July 28, 2012. While net sales in this channel have increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales compared to the prior year.

Whole Foods Market is our only supernatural chain customer, and net sales to Whole Foods Market for the year ended August 3, 2013 increased by approximately $324 million or 17.2% over the prior year and accounted for approximately 36% of our total net sales for each of the years ended August 3, 2013 and July 28, 2012. The increase in sales to Whole Foods Market is primarily due to the increases in same-store sales, and to a lesser extent, the expanded primary distribution agreement noted above.

Net sales to conventional supermarkets for the year ended August 3, 2013 increased by approximately $255 million, or 20.5% from fiscal 2012 and represented approximately 25% of total net sales in fiscal 2013 compared to 24% in fiscal 2012. The increase in net sales to conventional supermarkets is due to increased demand for our products, conventional supermarkets expanding the breadth of products carried in their stores, and the additional two months of sales in fiscal 2013 versus the ten months of sales in fiscal 2012 to a large national customer which we began servicing during the first quarter of fiscal 2012.

Other net sales, which include sales to foodservice and sales from the United States to countries other than Canada, as well as sales through our retail division, manufacturing division, and our branded product lines, increased by approximately $56 million or 21.5% during the fiscal year ended August 3, 2013 over the prior fiscal year and accounted for approximately 5% of total net sales in fiscal 2013 and fiscal 2012. The increase in other net sales was primarily driven by an increase in broadline distribution sales to foodservice customers.

As we continue to aggressively pursue new customers and as economic conditions continue to stabilize, we expect net sales for fiscal 2014 to grow over fiscal 2013. We believe that the integration of our specialty business into our national platform has allowed us to attract customers that we would not have been able to attract without that business and will continue to allow us to pursue a broader array of customers as many customers seek a single source for their natural, organic and specialty products. We believe that our projected sales growth will come from both sales to new customers and an increase in the number of products that we sell to existing customers. We expect that most of this sales growth will occur in our lower gross margin supernatural and conventional supermarket channels. Although sales to these customers typically generate lower gross margins than sales to customers within our independent retailer channel, they also typically carry a lower average cost to serve than sales to our independent customers. We also believe that food price inflation similar to the levels experienced in fiscal 2013 will contribute to our projected net sales growth in fiscal 2014.

Cost of Sales and Gross Profit

Our gross profit increased approximately 11.9%, or $109.1 million, to $1.03 billion for the year ended August 3, 2013, from $916.0 million for the year ended July 28, 2012. Our gross profit as a percentage of net sales was 16.9% for the year ended August 3, 2013 and 17.5% for the year ended July 28, 2012. The decrease in gross profit as a percentage of net sales is primarily due to the continued change in the mix of net sales by channel that began during the second fiscal quarter of 2010, as well as a reduced number of promotional opportunities driven by higher supplier out of stocks and the increased sales of customers' private label brands, which carry a lower gross margin, combined with higher inbound freight costs. Our decision to maintain higher service levels despite greater supplier out of stocks also negatively impacted our gross margin in fiscal 2013 due to increased costs to move freight on an expedited basis and between our facilities.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended August 3, 2013 approximately $579 million of our total net sales growth of $828 million was from increased net sales in the conventional supermarket and supernatural channels. As a result, approximately 61% of our total net sales in fiscal 2013 were to the conventional supermarket and supernatural channels compared to approximately 60% in fiscal 2012. This change in sales mix from 2012 to 2013 resulted in lower gross profits as a percentage of net sales during fiscal 2013 than we experienced in fiscal 2012. We anticipate net sales growth in the conventional supermarket and supernatural channels will continue to outpace growth in the independent and other channels.

We expect that our growth with Whole Foods Market and our opportunities in the conventional supermarket channel will continue to generate lower gross profit percentages than our historical rates, particularly during the time period when we are on-boarding new business and incurring costs of hiring and training additional associates and increasing inventory levels before a new customer has reached expected purchasing levels. We will seek to fully offset these reductions in gross profit percentages by reducing our operating expenses as a percentage of net sales primarily through improved efficiencies in our supply chain and improvements to our information technology infrastructure.

Operating Expenses

Our total operating expenses increased approximately 10.3%, or $78.7 million, to $839.6 million for the year ended August 3, 2013, from $760.8 million for the year ended July 28, 2012. The increase in total operating expenses for the year ended August 3, 2013 was primarily due to higher sales volume, approximately $6.3 million in labor action related costs at our Auburn, Washington facility and approximately $1.6 million related to the termination of a licensing agreement and write-off of the associated intangible asset. Operating expenses for the year ended July 28, 2012 included $5.1 million of severance and other restructuring expenses associated with the divestiture of our conventional non-food and general merchandise lines of business and $1.6 million in start-up expenses incurred in connection with onboarding a large national conventional supermarket customer.

Total operating expenses for fiscal 2013 include share-based compensation expense of $15.1 million, compared to $11.4 million in fiscal 2012. Share-based compensation expense for the years ended August 3, 2013 and July 28, 2012 includes approximately $1.5 million and $1.7 million, respectively, in expense related to performance share-based awards granted to our Chief Executive Officer related to certain financial goals for those years ended August 3, 2013 and July 28, 2012. The Company recorded $1.7 million and $0.4 million for the years ended August 3, 2013 and July 28, 2012, respectively, related to performance-based equity compensation arrangements with a 2-year performance-based vesting component that was established for members of our executive leadership team. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 13.8% for the year ended August 3, 2013, from approximately 14.5% for the year ended July 28, 2012. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses and higher fixed cost coverage due to higher sales, as well as expense control programs across all of our divisions. Our operating expenses as a percentage of net sales for fiscal 2013 were negatively impacted by $6.3 million in labor action related costs at our Auburn, Washington facility and approximately $1.6 million related to the termination of a licensing agreement and write-off of the associated intangible asset. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled and optimize use of trailer space, reducing idle times and other similar measures. We expect that we will be able to continue to reduce our operating expenses as we continue the roll-out of our supply chain initiatives including a national warehouse management and procurement system, which was first launched in the Lancaster, Texas facility in September 2010, launched in the Ridgefield, Washington facility in July 2012 and is expected to be rolled out in all of our existing, broadline distribution centers by the end of fiscal 2017.

Operating Income

Operating income increased approximately 19.6%, or $30.3 million, to $185.5 million for the year ended August 3, 2013, from $155.2 million for the year ended July 28, 2012. As a percentage of net sales, operating income was 3.1% for the year ended August 3, 2013 compared to 3.0% for the year ended July 28, 2012. The increase in operating income is primarily attributable to sales growth and lower operating expenses as a percentage of net sales during fiscal 2013 compared to fiscal 2012.

Other Expense (Income)

Other expense (income) increased $7.0 million to $11.4 million for the year ended August 3, 2013, from $4.4 million for the year ended July 28, 2012. Other expense for the year ended August 3, 2013 includes a pre-tax charge of $4.9 million related to an agreement to settle a multi-state unclaimed property audit. Interest expense for the year ended August 3, 2013 increased to $5.9 million from $4.7 million in the year ended July 28, 2012 primarily due to $0.7 million of non-cash interest expense related to the Aurora, Colorado facility as we are accounting for this facility under the financing method due to our meeting the criteria for continuing involvement in this sale-leaseback transaction. Interest income for the year ended August 3, 2013 decreased to $0.6 million from $0.7 million in the year ended July 28, 2012.

Provision for Income Taxes

Our effective income tax rate was 38.1% and 39.4% for the years ended August 3, 2013 and July 28, 2012, respectively. The decrease in the effective income tax rate was impacted by a net benefit for the reversal of uncertain tax positions for the year ended August 3, 2013, and one time tax credits associated with a renewable energy project in Moreno Valley, California. Our effective income tax rate in both fiscal years was also affected by increased state taxes resulting from the states in which we operate.

Net Income

Reflecting the factors described in more detail above, net income increased $16.5 million to $107.9 million, or $2.18 per diluted share, for the year ended August 3, 2013, compared to $91.3 million, or $1.86 per diluted share for the year ended July 28, 2012.

Fiscal year ended July 28, 2012 compared to fiscal year ended July 30, 2011

Net Sales

Our net sales for the fiscal year ended July 28, 2012 increased approximately 15.6%, or $706 million, to $5.2 billion from $4.5 billion for the fiscal year ended July 30, 2011. This increase was primarily due to growth in our wholesale segment of $702.8 million, which includes net sales from a national conventional supermarket customer that began shipping in October 2011 and the strong performance of our UNFI Canada division. Our organic growth (sales growth excluding the impact of acquisitions) was due to the continued growth of the natural and organic products industry in general, increased market share as a result of our focus on service and value added services, and a broader selection of products, including specialty foods. We believe that the integration of our specialty business has allowed us to attract customers that we would not have been able to attract without that business as many customers seek a single source for their natural, organic and specialty products. Our net sales for the fiscal year ended July 28, 2012 were also favorably impacted by moderate price inflation.

In addition to net sales growth attributable to our organic growth, we also benefited from the inclusion of $25.4 million in incremental net sales resulting from expanded distribution to Whole Foods Market during fiscal 2012 following the acquisition of the Southwest and Rocky Mountain distribution business of Whole Foods Distribution and expanded distribution agreement with Whole Foods Market in the first quarter of fiscal 2011 and approximately $4.2 million in sales resulting from our acquisition of substantially all of the assets of a specialty food distribution business in the Ontario market in November 2011.

Our net sales by customer type for the years ended July 28, 2012 and July 30, 2011 were as follows (in millions):

Customer Type	2012 Net Sales	% of Total Net Sales	2011 Net Sales	% of Total Net Sales
Independently owned natural products retailers	$1,847	35%	$1,693	37%
Supernatural chains	1,883	36%	1,627	36%
Conventional supermarkets	1,246	24%	991	22%
Other	260	5%	219	5%
Total	$5,236	100%	$4,530	100%

Net sales to our independent retailer channel increased by approximately $154 million, or 9.1% during the year ended July 28, 2012 compared to the year ended July 30, 2011. While net sales in this channel have increased, they have grown at a slower rate than net sales in our supernatural and conventional supermarket channels, and therefore represent a lower percentage of our total net sales in fiscal 2012 compared to the prior year.

Whole Foods Market is our only supernatural chain customer, and net sales to Whole Foods Market for the year ended July 28, 2012 increased by approximately $256 million or 15.8% over the prior year and accounted for approximately 36% of our total net sales for the years ended July 28, 2012 and July 30, 2011. The increase in sales to Whole Foods Market is primarily due to the increases in same-store sales, and to a lesser extent, the expanded primary distribution agreement noted above.

Net sales to conventional supermarkets for the year ended July 28, 2012 increased by approximately $255 million, or 25.7% from fiscal 2011 and represented approximately 24% of total net sales in fiscal 2012 compared to 22% in fiscal 2011. The increase in net sales to conventional supermarkets was primarily due to a large national customer which we began servicing during the first quarter of fiscal 2012, as part of our strategy to be the sole supplier of natural, organic and specialty products to our conventional supermarket customers.

Other net sales, which include sales to foodservice and sales from the United States to countries other than Canada, as well as sales through our retail division, manufacturing division, and our branded product lines, increased by approximately $41 million or 18.7% during the fiscal year ended July 28, 2012 over the prior fiscal year and accounted for approximately 5% of total net sales in fiscal 2012 and fiscal 2011.

Cost of Sales and Gross Profit

Our gross profit increased approximately 11.1%, or $91.2 million, to $916.0 million for the year ended July 28, 2012, from $824.8 million for the year ended July 30, 2011. Our gross profit as a percentage of net sales was 17.5% for the year ended July 28, 2012 and 18.2% for the year ended July 30, 2011. The change in gross profit as a percentage of net sales is primarily due to the change in the mix of net sales by channel that began during the second quarter of fiscal 2010 as well as higher inventory shrink related to perishable items and improper storage of products in certain categories, and use of third parties for inbound freight during fiscal 2012, partially offset by higher fuel surcharge revenue during the year ended July 28, 2012.

Our gross profits are generally higher on net sales to independently owned retailers and lower on net sales in the conventional supermarket and the supernatural channels. For the year ended July 28, 2012 approximately $512 million of our total net sales growth of $706 million was from increased net sales in the conventional supermarket and supernatural channels. As a result, approximately 60% of our total net sales in fiscal 2012 were to the conventional supermarket and supernatural channels compared to approximately 58% in fiscal 2011. This change in sales mix from 2011 to 2012 resulted in lower gross profits as a percentage of sales during fiscal 2012. We anticipate net sales growth in the conventional supermarket and supernatural channels will continue to outpace growth in the independent and other channels.

Operating Expenses

Our total operating expenses increased approximately 9.5%, or $65.7 million, to $760.8 million for the year ended July 28, 2012, from $695.1 million for the year ended July 30, 2011. The increase in total operating expenses for the year ended July 28, 2012 was primarily due to higher sales volume, $5.1 million of severance and other restructuring expenses associated with the divestiture of our conventional non-food and general merchandise lines of business and $1.6 million in start-up expenses incurred in connection with onboarding a large national conventional supermarket customer. Operating expenses for the year ended July 30, 2011 included $6.3 million in restructuring and asset impairment charges associated with the divestiture of our conventional non-foods and general merchandise lines of business.

Total operating expenses for fiscal 2012 include share-based compensation expense of $11.4 million, compared to $9.2 million in fiscal 2011. Share-based compensation expense for the years ended July 28, 2012 and July 30, 2011 includes approximately $1.7 million and $0.7 million, respectively, in expense related to performance share-based awards granted to our Chief Executive Officer related to certain financial goals for those various periods ended July 28, 2012 and July 30, 2011. During fiscal 2012, $0.4 million was recognized related to a new performance-based equity compensation arrangement with a 2-year performance-based vesting component that was established for members of our executive leadership team. See Note 3 "Equity Plans" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

As a percentage of net sales, total operating expenses decreased to approximately 14.5% for the year ended July 28, 2012, from approximately 15.3% for the year ended July 30, 2011. The decrease in total operating expenses as a percentage of net sales was primarily attributable to the growth in the supernatural and conventional supermarket channels which in general have lower operating expenses, higher fixed cost coverage due to higher sales, as well as expense control programs across all of our divisions. We were able to manage our fuel costs despite rising prices by locking in the price of a portion of our expected fuel usage, updating and revising existing routes to reduce miles traveled, reducing idle times and other similar measures. Our expansion into Lancaster, Texas, where our facility began servicing customers in late September 2010, has helped to further reduce our fuel costs as a percentage of net sales as we are able to reduce the number of miles traveled to serve our customers in Texas, Oklahoma, New Mexico, Arkansas and Louisiana who were previously primarily served from our facility in Denver, Colorado. These improvements in our operating expenses were offset in part by higher health insurance costs, higher workers' compensation costs and the above described higher share-based compensation costs.

Operating Income

Operating income increased approximately 19.7%, or $25.5 million, to $155.2 million for the year ended July 28, 2012, from $129.7 million for the year ended July 30, 2011. As a percentage of net sales, operating income was 3.0% for the year ended July 28, 2012 compared to 2.9% for the year ended July 30, 2011. The increase in operating income was primarily attributable to sales growth and lower operating expenses as a percentage of net sales during fiscal 2012 compared to fiscal 2011.

Other Expense (Income)

Other expense (income) increased $1.2 million to $4.4 million for the year ended July 28, 2012, from $3.2 million for the year ended July 30, 2011. Interest expense for the year ended July 28, 2012 decreased to $4.7 million from $5.0 million in the year ended July 30, 2011, but was negatively impacted by $0.3 million related to the settlement in the fourth quarter of fiscal 2012 of the interest rate swap that we entered into in July 2005 in connection with our term loan that we paid off in May 2012. The decrease in interest expense was due primarily to lower average debt levels during the year. Interest income for the year ended July 28, 2012 decreased to $0.7 million from $1.2 million in the year ended July 30, 2011, primarily as a result of lower average cash balances during the year.

Provision for Income Taxes

Our effective income tax rate was 39.4% for the years ended July 28, 2012 and July 30, 2011. Our effective income tax rate in both fiscal years was primarily affected by state taxes in the states in which we operate. Certain incentive stock option expenses are not deductible for tax purposes unless a disqualifying disposition occurs. A disqualifying disposition occurs when the option holder sells shares within one year of exercising an incentive stock option and within two years of original grant. We receive a tax benefit in the period that the disqualifying disposition occurs. Our effective income tax rate will continue to be effected by the tax impact related to incentive stock options and the timing of tax benefits related to disqualifying dispositions, however we expect this impact to diminish as in recent years we have granted non-qualified stock options in lieu of incentive stock options.

Net Income

Reflecting the factors described in more detail above, net income increased $14.7 million to $91.3 million, or $1.86 per diluted share, for the year ended July 28, 2012, compared to $76.7 million, or $1.60 per diluted share on a lower share base, for the year ended July 30, 2011.

Liquidity and Capital Resources

We finance our day to day operations and growth primarily with cash flows from operations, borrowings under our credit facility, operating leases, trade payables and bank indebtedness. In addition, from time to time, we may issue equity and debt securities to finance our operations and acquisitions. We believe that our cash on hand and available credit through our amended and restated revolving credit facility as discussed below is sufficient for our operations and planned capital expenditures over the next twelve months. We expect to generate an average of $50 million to $100 million in cash flow from operations per year for the 2014 and 2015 fiscal years. We intend to continue to utilize this cash generated from operations to fund acquisitions, fund investment in working capital and capital expenditure needs, including expansion of our distribution facilities, and reduce our debt levels. We intend to manage capital expenditures to approximately 1.4% of net sales for fiscal 2014, reflecting an increase over levels experienced in fiscal 2012 and fiscal 2013 as we construct new distribution centers in New York and Wisconsin in fiscal 2014. We expect to finance these requirements with cash generated from operations and borrowings under our amended and restated revolving credit facility. Our planned capital projects will provide both new and expanded facilities as well as technology that we believe will provide us with increased efficiency and the capacity to continue to support the growth of our customer base. Future investments and acquisitions may be financed through equity, long-term debt negotiated at the time of the potential acquisition or borrowings under our amended and restated revolving credit facility.

In May 2012, we amended and restated our revolving credit facility, pursuant to which we now have a $500 million revolving credit facility which matures on May 24, 2017, of which up to $450.0 million is available to our U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. This credit facility also provides a one-time option, subject to approval by the lenders under the revolving credit facility, to increase the borrowing base by up to an additional $100 million. The borrowings of the US portion of the credit facility accrue interest, at our option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum and (z) one-month LIBOR plus one percent (1%) per annum plus an initial margin of 0.50%, or (ii) LIBOR for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian overadvance loans or Canadian protective advances accrue interest, at our option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00% plus an initial margin of 0.50%, or (ii) the CDOR rate, and an initial margin of 1.50%. All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin. The revolving credit facility supports our working capital requirements in the ordinary course of business and provides capital to grow our business organically or through acquisitions. Our borrowing base is determined as the lesser of (1) $500 million or (2) the fixed percentages of our previous fiscal month-end eligible accounts receivable and inventory levels. As of August 3, 2013, our borrowing base, based on eligible accounts receivable and inventory levels, was $484.5 million. As of August 3, 2013, the Company had $130.6 million outstanding under our credit facility, $31.8 million in letter of credit commitments and $2.9 million in reserves which generally reduces our available borrowing capacity under its revolving credit facility on a dollar for dollar basis. Our resulting remaining availability was $319.3 million as of August 3, 2013. The revolving credit facility, as amended and restated, subjects us to a springing minimum fixed charge coverage ratio (as defined in the underlying credit agreement) of 1.0 to 1.0 calculated at the end of each of our fiscal quarters on a rolling four quarter basis when aggregate availability (as defined in the underlying credit agreement) is less than the greater of (i) $35.0 million and (ii) 10% of the aggregate borrowing base. We were not subject to fixed charge coverage ratio covenants as of the fiscal year ended August 3, 2013.

Our amended and restated revolving credit facility includes borrowing rates that are approximately 50 to 100 basis points higher than our prior revolving credit facility, depending on remaining availability. However, we do not expect our overall interest expense to increase significantly if rates remain relatively stable as we have terminated our higher fixed rate interest rate swap, which covered our term loan.

In connection with amending and restating our revolving credit facility, we used a portion of our availability to pay off our term loan agreement, which was to mature on July 28, 2012. At that time, our interest rate swap entered into in July 2005 was settled concurrently with a payment of $0.3 million which is reflected within interest expense during the fiscal year ended July 28, 2012.

Our capital expenditures for the 2013 fiscal year were $66.6 million, compared to $31.5 million for fiscal 2012, primarily driven by construction of our new Aurora, Colorado distribution center. We believe that our capital requirements for fiscal 2014 will be between $80 and $95 million. We expect to finance these requirements with cash generated from operations and borrowings under our revolving credit facility. Our planned capital projects will provide both additional warehouse space (including through the build out of our new Racine, Wisconsin distribution facility in the village of Sturtevant and our Hudson Valley, New York distribution facility in the town of Montgomery) and technology that we believe will provide us with increased efficiency and the capacity to continue to support the growth of our customer base. We believe that our future capital requirements after fiscal 2014 will be marginally lower than our anticipated fiscal 2014 requirements, as a percentage of net sales, although we plan to continue to invest in technology and expand our facilities. Future investments and acquisitions will be financed through our revolving credit facility, or with the issuance of equity or long-term debt, negotiated at the time of the potential acquisition.

Net cash provided by operations was $44.3 million for the year ended August 3, 2013, a decrease of $21.9 million from the $66.2 million provided by operations for the year ended July 28, 2012. The primary reasons for the decrease in cash flows from operations for the year ended August 3, 2013 were an increase in inventories of $123.9 million in part as a response to higher supplier out of stocks, and an increase in accounts receivable of $37.3 million due to our sales growth during the year, partially offset by net income of $107.9 million. Net cash provided by operations of $49.8 million for the year ended July 30, 2011 was primarily the result of an increase in net income, partially offset by changes in working capital. Days in inventory was 52 days at August 3, 2013, compared to 50 days at July 28, 2012. The increase in inventory is due in part to efforts to stabilize service levels. Days sales outstanding decreased from 22 at July 28, 2012 to 21 days at August 3, 2013. Working capital increased by $104.3 million, or 17.0%, to $717.0 million at August 3, 2013, compared to working capital of $612.7 million at July 28, 2012, primarily as a result of the increase in our inventory balances.

Net cash used in investing activities increased $37.9 million to $72.3 million for the year ended August 3, 2013, compared to $34.5 million for the year ended July 28, 2012. The increase from the fiscal year ended July 28, 2012 was primarily due to an increase in capital spending associated with our

Logan, New Jersey distribution center coupled with the acquisition of certain assets of three distribution companies during the first quarter of fiscal 2013.

Net cash used in investing activities of $62.7 million for the year ended July 30, 2011 was primarily due to the purchase of the Rocky Mountain and Southwest distribution business of Whole Foods Distribution, a wholly owned subsidiary of Whole Foods Market, during the year ended July 30, 2011.

Net cash provided by financing activities was $22.3 million for the year ended August 3, 2013, primarily due to borrowings, net of repayments, under our amended and restated revolving credit facility of $15.9 million. Net cash used in financing activities was $32.8 million for the year ended July 28, 2012, primarily due to repayments on long-term debt of $47.4 million as we paid off our term loan with availability under our amended and restated revolving credit facility. Net cash provided by financing activities was $16.3 million for the year ended July 30, 2011, primarily due to net proceeds from our secondary equity offering of $138.3 million, partially offset by net repayments on borrowings on notes payable of $127.6 million.

We may from time to time enter into commodity swap agreements to reduce price risk associated with our anticipated purchases of diesel fuel. These commodity swap agreements hedge a portion of our expected fuel usage for the periods set forth in the agreements. We monitor the commodity (NYMEX #2 Heating oil) used in our swap agreements to determine that the correlation between the commodity and diesel fuel is deemed to be "highly effective." During the fiscal years ended August 3, 2013 and July 28, 2012, we had no outstanding commodity swap agreements.

In addition to the previously discussed interest rate and commodity swap agreements, from time-to-time we enter into fixed price fuel supply agreements. As of August 3, 2013, we are not a party to any agreements which required us to purchase diesel fuel. As of July 28, 2012, we had entered into agreements which required us to purchase a total of approximately 4.3 million gallons of diesel fuel at prices ranging from $3.33 to $3.91 per gallon through July 2013. These fixed price fuel agreements qualified for the "normal purchase" exception under ASC 815, *Derivatives and Hedging* as physical deliveries will occur rather than net settlements, therefore the fuel purchases under these contracts will be expensed as incurred and included within operating expenses.

Commitments and Contingencies

The following schedule summarizes our contractual obligations and commercial commitments as of August 3, 2013:

	Payments Due by Period				
	Total	Less than One Year	1–3 Years	3–5 Years	Thereafter
	(in thousands)				
Inventory purchase commitments	$ 26,478	$26,478			
Notes payable(1)	130,594	—	—	130,594	
Long-term debt(2)	34,110	1,019	2,194	2,391	28,506
Deferred compensation	12,287	1,163	2,640	2,227	6,257
Long-term non-capitalized leases	327,639	44,140	82,432	64,396	136,671
Total	$531,108	$72,800	$87,266	$199,608	$171,434

(1) The notes payable obligations shown reflect the expiration of the credit facility, not necessarily the underlying individual borrowings. Notes payable does not included outstanding letters of credit of approximately $31.8 million at August 3, 2013 nor approximately $13.2 million in interest payments (including unused lines fees) projected to be due in future years (less than 1 year—$3.4 million; 1-3 years—$6.9 million; and 3-5 years $2.8 million) based on the variable rates in effect at

August 3, 2013. Variable rates, as well as outstanding principal balances, could change in future periods. See "Liquidity and Capital Resources" above and Note 6 "Notes Payable" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a discussion of our credit facility.

(2) Long-term debt does not include approximately $26.2 million in interest payments projected to be due in future years (less than 1 year—$1.9 million; 1-3 years—$4.8 million; 3-5 years—$4.5 million; thereafter—$15.0 million). See Note 7 "Long-Term Debt" to our Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for a discussion of our long-term debt.

Included in other liabilities in the consolidated balance sheets at August 3, 2013, the Company has a liability, including potential interest and penalties, of $1.4 million for uncertain tax positions that have been taken or are expected to be taken in various income tax returns. The Company does not know the ultimate resolution of these uncertain tax positions and as such, does not know the ultimate timing of payments related to this liability. Accordingly, these amounts are not included in the table above.

Seasonality

Generally, we do not experience any material seasonality. However, our sales and operating results may vary significantly from quarter to quarter due to factors such as changes in our operating expenses, management's ability to execute our operating and growth strategies, personnel changes, demand for natural products, supply shortages and general economic conditions.

Recently Issued Financial Accounting Standards

In February 2013, the Financial Accounting Standards Board issued ASU No. 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU No. 2013-02"). This update supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05, *Presentation of Comprehensive Income*, and ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. ASU No. 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the financial statements or in a single note, any significant amount reclassified out of accumulated other comprehensive income in its entirety in the period, and the income statement line item affected by the reclassification. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU No. 2013-02 is effective for annual reporting periods that begin after December 15, 2012, which will be the first quarter of our fiscal year ending August 2, 2014. The adoption of ASU No. 2013-02 is not expected to have a material impact on the presentation of our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to interest rate fluctuations on our borrowings. As more fully described in Note 8 "Fair Value Measurements" to the Consolidated Financial Statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, we have used interest rate swap agreements to modify variable rate obligations to fixed rate obligations.

During the fiscal year ended July 28, 2012, we were a party to an interest rate swap agreement entered into in July 2005 (the "2005 swap"), which was set to expire in July 2012 concurrent with the maturity of our term loan. The 2005 swap was terminated in connection with our repayment of all borrowings under the term loan during the fourth quarter of fiscal 2012. The 2005 swap had an initial notional principal amount of $50 million and provided for us to pay interest for a seven-year period at a fixed rate of 4.70% while receiving interest for the same period at one-month LIBOR on the same notional principal amount. The 2005 swap had an amortizing notional amount which adjusted down on the dates payments were due on the underlying term loan. The 2005 swap had been entered into as a hedge against LIBOR movements on current variable rate indebtedness at one-month LIBOR plus 1.00%, thereby fixing our effective rate on the notional amount at 5.70%. We accounted for the 2005 swap using hedge accounting treatment because the derivative was determined to be highly effective in achieving offsetting changes in cash flows of the hedged item. Under this method of accounting, we had recorded a liability of $1.3 million representing the fair value of the swap as of July 30, 2011. There was no liability recorded as of July 28, 2012 due to the settlement of the swap in conjunction with the payoff of the underlying term loan in May 2012. We do not enter into derivative agreements for trading purposes.

At August 3, 2013, we had long-term floating rate debt under our amended and restated revolving credit facility of $130.6 million and long-term fixed rate debt of $0.6 million, representing 99.5% and 0.5%, respectively, of our long-term borrowings. At July 28, 2012, we had long-term floating rate debt under our amended and restated revolving credit facility of $115.0 million and long-term fixed rate debt of $1.0 million, representing 99.1% and 0.9%, respectively, of our long-term borrowings. Holding other debt levels constant, a 25 basis point decrease in interest rates would change the unrealized fair market value of the fixed rate debt by approximately $0.6 million and $3,000 at August 3, 2013 and July 28, 2012, respectively. The increase from the prior year is due to the financing obligation recorded related to our Aurora, Colorado facility.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements listed below are filed as part of this Annual Report on Form 10-K.

INDEX TO FINANCIAL STATEMENTS

United Natural Foods, Inc. and Subsidiaries:	Page
Report of Independent Registered Public Accounting Firm	48
Consolidated Balance Sheets	50
Consolidated Statements of Income	51
Consolidated Statements of Comprehensive Income	52
Consolidated Statements of Stockholders' Equity	53
Consolidated Statements of Cash Flows	54
Notes to Consolidated Financial Statements	55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
United Natural Foods, Inc.:

We have audited the accompanying consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of August 3, 2013 and July 28, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended August 3, 2013. We also have audited United Natural Foods, Inc.'s internal control over financial reporting as of August 3, 2013, based on criteria established in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Natural Foods, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Natural Foods, Inc. and subsidiaries as of August 3, 2013 and July 28, 2012, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 3, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 3, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Providence, Rhode Island
October 1, 2013

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	August 3, 2013	July 28, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,111	$ 16,122
Accounts receivable, net of allowance of $9,271 and $6,249, respectively	339,590	305,177
Inventories	702,161	578,555
Deferred income taxes	23,822	25,353
Prepaid expenses and other current assets	38,534	21,654
Total current assets	1,115,218	946,861
Property & equipment, net	338,594	278,455
Goodwill	201,874	193,741
Intangible assets, net of accumulated amortization of $14,214 and $10,809, respectively	49,540	52,496
Other long-term assets	24,682	22,393
Total assets	$1,729,908	$1,493,946
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 283,851	$ 242,179
Accrued expenses and other current liabilities	113,397	91,632
Current portion of long-term debt	1,019	350
Total current liabilities	398,267	334,161
Notes payable	130,594	115,000
Deferred income taxes	41,474	36,260
Other long-term liabilities	27,336	29,174
Long-term debt, excluding current portion	33,091	635
Total liabilities	630,762	515,230
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value, authorized 5,000 shares; none issued or outstanding	—	—
Common stock, $0.01 par value, authorized 100,000 shares; 49,330 issued and outstanding shares at August 3, 2013; 49,011 issued and outstanding shares at July 28, 2012	493	490
Additional paid-in capital	380,109	364,598
Unallocated shares of Employee Stock Ownership Plan	(39)	(89)
Accumulated other comprehensive (loss) income	(1,092)	1,896
Retained earnings	719,675	611,821
Total stockholders' equity	1,099,146	978,716
Total liabilities and stockholders' equity	$1,729,908	$1,493,946

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
Net sales	$6,064,355	$5,236,021	$4,530,015
Cost of sales	5,039,279	4,320,018	3,705,205
Gross profit	1,025,076	916,003	824,810
Operating expenses	837,953	755,744	688,859
Restructuring and asset impairment expenses	1,629	5,101	6,270
Total operating expenses	839,582	760,845	695,129
Operating income	185,494	155,158	129,681
Other expense (income):			
Interest expense	5,897	4,734	5,000
Interest income	(632)	(715)	(1,226)
Other, net	6,113	356	(528)
Total other expense, net	11,378	4,375	3,246
Income before income taxes	174,116	150,783	126,435
Provision for income taxes	66,262	59,441	49,762
Net income	$ 107,854	$ 91,342	$ 76,673
Basic per share data:			
Net income	$ 2.19	$ 1.87	$ 1.62
Weighted average basic shares of common stock	49,217	48,766	47,459
Diluted per share data:			
Net income	$ 2.18	$ 1.86	$ 1.60
Weighted average diluted shares of common stock	49,509	49,100	47,815

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Fiscal year ended								
	August 3, 2013			July 28, 2012			July 30, 2011		
	Pre-tax Amount	Tax (expense) benefit	After-tax Amount	Pre-tax Amount	Tax (expense) benefit	After-tax Amount	Pre-tax Amount	Tax (expense) benefit	After-tax Amount
Net income			$107,854			$91,342			$76,673
Other comprehensive income (loss):									
Foreign currency translation adjustments	$(2,988)	$—	$ (2,988)	$(3,729)	$ —	$ (3,729)	$5,285	$ —	$ 5,285
Change in fair value of swap agreements	—	—	—	1,259	(496)	763	1,234	(502)	732
Total other comprehensive income (loss)	$(2,988)	$—	$ (2,988)	$(2,470)	$(496)	$ (2,966)	$6,519	$(502)	$ 6,017
Total comprehensive income			$104,866			$88,376			$82,690

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock		Treasury Stock		Additional Paid in Capital	Unallocated Shares of ESOP	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balances at July 31, 2010	43,558	$435	27	$(708)	$188,727	$(713)	$(1,155)	$443,861	$ 630,447
Allocation of shares to ESOP						171			171
Issuance of common stock pursuant to secondary offering, net of direct offering costs	4,428	44			138,257				138,301
Stock option exercises and restricted stock vestings, net	534	6			7,348				7,354
Share-based compensation					9,159				9,159
Tax benefit associated with stock plans					1,545				1,545
Fair value of swap agreement, net of tax							732		732
Foreign currency translation							5,285		5,285
Net income								76,673	76,673
Balances at July 30, 2011	48,520	$485	27	$(708)	$345,036	$(542)	$ 4,862	$520,534	$ 869,667
Allocation of shares to ESOP						453			453
Stock option exercises and restricted stock vestings, net	491	5	(27)	708	5,386			(55)	6,044
Share-based compensation					11,372				11,372
Tax benefit associated with stock plans					2,804				2,804
Fair value of swap agreements, net of tax							763		763
Foreign currency translation							(3,729)		(3,729)
Net income								91,342	91,342
Balances at July 28, 2012	49,011	$490	—	$ —	$364,598	$ (89)	$ 1,896	$611,821	$ 978,716
Allocation of shares to ESOP						50			50
Stock option exercises and restricted stock vestings, net	319	3			(1,545)				(1,542)
Share-based compensation					15,104				15,104
Tax benefit associated with stock plans					1,952				1,952
Foreign currency translation							(2,988)		(2,988)
Net income								107,854	107,854
Balances at August 3, 2013	49,330	$493	—	$ —	$380,109	$ (39)	$(1,092)	$719,675	$1,099,146

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Fiscal year ended August 3, 2013	July 28, 2012	July 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 107,854	$ 91,342	$ 76,673
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	42,398	39,560	35,296
Deferred income tax expense (benefit)	6,780	(6,115)	15,520
Share-based compensation	15,104	11,372	9,159
Excess tax benefit from share-based payment arrangements	(1,952)	(2,804)	(1,545)
Gain on disposals of property and equipment	(513)	(313)	(42)
Impairment on long-term assets	—	—	5,790
Impairment of indefinite lived intangibles	1,629	—	200
Unrealized (gain) loss on foreign exchange	(698)	(468)	318
Provision for doubtful accounts	4,227	3,532	635
Non-cash interest expense	651	—	—
Changes in assets and liabilities, net of acquired companies:			
Accounts receivable	(37,295)	(51,193)	(39,791)
Inventories	(123,904)	(62,822)	(66,283)
Prepaid expenses and other assets	(17,702)	15,050	(12,283)
Accounts payable	34,974	16,095	9,583
Accrued expenses	12,778	13,008	16,614
Net cash provided by operating activities	44,331	66,244	49,844
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(66,554)	(31,492)	(40,778)
Purchases of acquired businesses, net of cash acquired	(8,135)	(3,297)	(22,061)
Proceeds from disposals of property and equipment	2,368	332	96
Net cash used in investing activities	(72,321)	(34,457)	(62,743)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from common stock issuance	—	—	138,301
Proceeds from borrowings under revolving credit line	610,046	1,021,517	957,662
Repayments of borrowings under revolving credit line	(594,107)	(1,021,517)	(1,085,232)
Repayments of long-term debt	(353)	(47,447)	(5,033)
Increase in bank overdraft	6,347	8,673	1,739
Proceeds from exercise of stock options	1,942	7,571	10,162
Payment of employee restricted stock tax withholdings	(3,484)	(1,526)	(2,808)
Excess tax benefit from share-based payment arrangements	1,952	2,804	1,545
Capitalized debt issuance costs	—	(2,905)	—
Net cash provided by (used in) financing activities	22,343	(32,830)	16,336
Effect of exchange rate changes on cash and cash equivalents	636	298	(372)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,011)	(745)	3,065
Cash and cash equivalents at beginning of period	16,122	16,867	13,802
Cash and cash equivalents at end of period	$ 11,111	$ 16,122	$ 16,867
Supplemental disclosures of cash flow information:			
Non-cash financing activity	$ 32,826	$ —	$ —
Non-cash investing activity	$ 32,826	$ —	$ —
Cash paid for interest	$ 5,246	$ 4,734	$ 4,752
Cash paid for federal and state income taxes, net of refunds	$ 64,367	$ 52,666	$ 42,018

See accompanying notes to consolidated financial statements.

UNITED NATURAL FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) *Nature of Business*

United Natural Foods, Inc. and subsidiaries (the "Company") is a leading distributor and retailer of natural, organic and specialty products. The Company sells its products primarily throughout the United States and Canada.

(b) *Basis of Presentation*

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The fiscal year of the Company ends on the Saturday closest to July 31. Fiscal 2013, 2012 and 2011 ended on August 3, 2013, July 28, 2012 and July 30, 2011, respectively. Fiscal year 2013 contained 53 weeks and fiscal years 2012 and 2011 each contained 52 weeks. Each of the Company's interim quarters consisted of 13 weeks except for the fourth quarter of fiscal year 2013 which contained 14 weeks.

Net sales consists primarily of sales of natural, organic and specialty products to retailers, adjusted for customer volume discounts, returns and allowances. Net sales also includes amounts charged by the Company to customers for shipping and handling, and fuel surcharges. The principal components of cost of sales include the amount paid to manufacturers and growers for product sold, plus the cost of transportation necessary to bring the product to the Company's distribution centers. Cost of sales also includes amounts incurred by the Company's manufacturing subsidiary, United Natural Trading Co., which does business as Woodstock Farms Manufacturing, for inbound transportation costs and depreciation for manufacturing equipment offset by consideration received from suppliers in connection with the purchase or promotion of the suppliers' products. Operating expenses include salaries and wages, employee benefits (including payments under the Company's Employee Stock Ownership Plan), warehousing and delivery, selling, occupancy, insurance, administrative, share-based compensation and amortization expense. Operating expenses also include depreciation expense related to the wholesale and retail divisions. Other expense (income) includes interest on outstanding indebtedness, interest income and miscellaneous income and expenses. The consolidated statements of cash flows for the fiscal years ended July 28, 2012 and July 30, 2011 have been adjusted to properly present proceeds and borrowings related to the Company's revolving credit facility on a gross basis. These amounts were previously presented on a net basis. The revisions were not material to the Company's consolidated financial statements as a whole.

(c) *Cash Equivalents*

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

(d) *Inventories and Cost of Sales*

Inventories consist primarily of finished goods and are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method. Allowances received from suppliers are recorded as reductions in cost of sales upon the sale of the related products.

(e) *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. Equipment under capital leases is stated at the lower of the present value of minimum lease payments at the inception of the lease or the fair value of the asset. As of August 3, 2013, property and equipment includes the Company's non-cash capital expenditures made by the landlord for our Aurora, Colorado distribution center and related accumulated depreciation. Refer to Note 7, *Long-Term Debt*, for additional information regarding this transaction. Depreciation and amortization of property and equipment is computed on a straight-line basis, over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter.

Applicable interest charges incurred during the construction of new facilities may be capitalized as one of the elements of cost and amortized over the assets' estimated useful lives. There was no interest capitalized during the fiscal years ended August 3, 2013, July 28, 2012 or July 30, 2011.

Property and equipment consisted of the following at August 3, 2013 and July 28, 2012:

	Original Estimated Useful Lives (Years)	2013	2012
	(In thousands, except years)		
Land		$ 12,950	$ 13,311
Buildings and improvements	20-40	192,837	160,940
Leasehold improvements	5-20	97,749	85,648
Warehouse equipment	3-30	117,999	104,310
Office equipment	3-10	74,003	68,674
Computer software	3-7	63,333	50,998
Motor vehicles	3-7	4,461	4,562
Construction in progress		23,298	12,072
		586,630	500,515
Less accumulated depreciation and amortization		248,036	222,060
Net property and equipment		$338,594	$278,455

Depreciation expense amounted to $37.6 million, $35.2 million and $31.1 million for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively.

(f) *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes interest and penalties related to income taxes as a component of income tax expense.

(g) *Long-Lived Assets*

Management reviews long-lived assets, including finite-lived intangible assets, for indicators of impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Cash flows expected to be generated by the related assets are estimated over the assets' useful lives based on updated projections. If the evaluation indicates that the carrying amount of an asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow model.

(h) *Goodwill and Intangible Assets*

Goodwill represents the excess of cost over the fair value of net assets acquired in a business combination. Goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with definite lives are amortized on a straight-line basis over the following lives:

Customer relationships	7-10 years
Trademarks and tradenames	4-10 years

Goodwill is assigned to the reporting units that are expected to benefit from the synergies of the business combination. The Company is required to test goodwill for impairment at least annually, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has elected to perform its annual tests for indications of goodwill impairment during the fourth quarter of each fiscal year.

The Company's reporting units are at or one level below the operating segment level. Approximately 91.2% of the Company's goodwill is within its wholesale reporting unit. In accordance with Accounting Standards Update ("ASU") No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"), the Company is allowed to perform a qualitative assessment for goodwill impairment unless it believes it is more likely than not that a reporting unit's fair value is less than the carrying value. The thresholds used by the Company for this determination in fiscal 2013 were for any reporting units that (1) have passed their previous two-step test with a margin of calculated fair value versus carrying value of at least 20%, (2) have had no significant changes to their working capital structure, and (3) have current year income which is at least 85% of prior year amounts. Based on the qualitative assessment performed for fiscal 2013, all of the Company's reporting units met these thresholds. As each reporting unit's net income has not decreased more than 15% and their working capital requirements have not increased significantly, no quantitative testing was performed in fiscal 2013.

If a reporting unit did not meet the thresholds above, the Company would have performed a two-step goodwill impairment analysis. The first step to identify potential impairment, involves comparing each reporting unit's estimated fair value to its carrying value, including goodwill. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analysis. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment. If required, the second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.

Intangible assets with indefinite lives are tested for impairment at least annually during the fourth quarter and any affected intangible asset is reviewed if events occur or circumstances change that would indicate that the value of the asset may be impaired. Impairment is measured as the difference between the fair value of the asset and its carrying value. In the first quarter of fiscal 2013, the Company entered into an agreement to terminate its licensing agreement with the former owners of an acquired business. In connection with this termination agreement, during the three months ended October 27, 2012, the Company recognized an impairment of $1.6 million representing the remaining unamortized balance of the intangible asset. In accordance with ASU No. 2012-02, *Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Lived Intangible Assets for Impairment* ("ASU 2012-02"), the Company is allowed to perform a qualitative assessment for intangible asset impairment unless it believes it is more likely than not that an intangible asset's fair value is less than the carrying value. The thresholds used by the Company for this determination in the fourth quarter of fiscal 2013 were for any intangible assets (or groups of assets) that (1) have passed their previous two-step test with a margin of calculated fair value versus carrying value of at least 20% and (2) have current year income which is at least 85% of prior year amounts. The Company's only indefinite lived intangible assets are the branded product line asset group. As of August 3, 2013, the Company's annual assessment of its indefinite lived intangible assets indicated that no impairment existed.

The changes in the carrying amount of goodwill and the amount allocated by reportable segment for the years presented are as follows (in thousands):

	Wholesale	Other	Total
Goodwill as of July 30, 2011	$174,612	$17,331	$191,943
Goodwill adjustment for prior year business combinations	2,857	200	3,057
Change in foreign exchange rates	(1,259)	—	(1,259)
Goodwill as of July 28, 2012	$176,210	$17,531	$193,741
Goodwill from current year business combinations	8,979	—	8,979
Contingent consideration for prior year business combinations	—	200	200
Change in foreign exchange rates	(1,046)	—	(1,046)
Goodwill as of August 3, 2013	$184,143	$17,731	$201,874

The following table presents the detail of the Company's other intangible assets (in thousands):

	August 3, 2013			July 28, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing intangible assets:						
Customer relationships	$34,704	$14,136	$20,568	$32,120	$10,286	$21,834
Trademarks and tradenames	771	78	693	3,030	523	2,507
Total amortizing intangible assets	35,475	14,214	21,261	35,150	10,809	24,341
Indefinite lived intangible assets:						
Trademarks and tradenames	28,279	—	28,279	28,155	—	28,155
Total	$63,754	$14,214	$49,540	$63,305	$10,809	$52,496

Amortization expense was $4.8 million, $4.3 million and $3.5 million for the years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively. The estimated future amortization expense for the next five fiscal years on finite lived intangible assets existing as of August 3, 2013 is shown below:

Fiscal Year:	(In thousands)
2014	$ 3,973
2015	3,973
2016	2,941
2017	2,632
2018	2,175
2019 and thereafter	5,567
	$21,261

(i) *Revenue Recognition and Concentration of Credit Risk*

The Company records revenue upon delivery of products. Revenues are recorded net of applicable sales discounts and estimated sales returns. Sales incentives provided to customers are accounted for as reductions in revenue as the related revenue is recorded. The Company's sales are primarily to customers located throughout the United States and Canada.

Whole Foods Market, Inc. was the Company's largest customer in each fiscal year presented. Whole Foods Market, Inc. accounted for approximately 36% of the Company's net sales for the years ended August 3, 2013, July 28, 2012 and July 30, 2011. There were no other customers that individually generated 10% or more of the Company's net sales.

The Company analyzes customer creditworthiness, accounts receivable balances, payment history, payment terms and historical bad debt levels when evaluating the adequacy of its allowance for doubtful accounts. In instances where a reserve has been recorded for a particular customer, future sales to the customer are conducted using either cash-on-delivery terms, or the account is closely monitored so that as agreed upon payments are received, orders are released; a failure to pay results in held or cancelled orders.

(j) *Fair Value of Financial Instruments*

The carrying amounts of the Company's financial instruments including cash, accounts receivable, accounts payable and certain accrued expenses approximate fair value due to the short-term nature of these instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Refer to Note 8, *Fair Value Measurements*, for additional information regarding the fair value hierarchy. The fair value of notes payable and long-term debt are based on the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	August 3, 2013		**July 28, 2012**	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 11,111	$ 11,111	$ 16,122	$ 16,122
Accounts receivable	339,590	339,590	305,177	305,177
Notes receivable	3,315	3,315	3,703	3,703
Liabilities:				
Accounts payable	283,851	283,851	242,179	242,179
Notes payable	130,594	130,594	115,000	115,000
Long-term debt, including current portion	34,110	36,230	985	988

(k) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

(l) *Notes Receivable, Trade*

The Company issues trade notes receivable to certain customers under two basic circumstances; inventory purchases for initial store openings and overdue accounts receivable. Notes issued in connection with store openings are generally receivable over a period not to exceed thirty-six months. Notes issued in connection with overdue accounts receivable may extend for periods greater than one year. All notes are issued at a market interest rate and contain certain guarantees and collateral assignments in favor of the Company.

(m) *Share-Based Compensation*

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")718, *Stock Compensation* ("ASC 718") effective August 1, 2005. ASC 718 requires the recognition of the fair value of share-based compensation in net income. The Company has four share-based employee compensation plans, which are described more fully in Note 3. Share-based compensation consists of stock options, restricted stock awards, restricted stock units, performance shares and performance units. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company's stock at the dates of grant. Generally, stock options, restricted stock awards and restricted stock units granted to employees vest ratably over 4 years from the grant date and grants to members of the Company's Board of Directors vest ratably over 2 years with one third vesting immediately. Beginning in fiscal 2008, the Company's President and Chief Executive Officer has been granted performance shares and performance units which have vested in accordance with the terms of the related Performance Share and Performance Unit agreements. During fiscal 2013 and fiscal 2012, the Company granted performance-based stock units to its executive officers that will vest if the Company achieves certain performance metrics as of and for the years ended August 2, 2014 and August 3, 2013, respectively. The Company recognizes share-based compensation expense on a straight-line basis over the requisite service period of the individual grants, which generally equals the vesting period.

ASC 718 also requires that compensation expense be recognized for only the portion of share-based awards that are expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee and director termination activity to reduce the amount of compensation expense recognized. If the actual forfeitures differ from the estimate, additional adjustments to compensation expense may be required in future periods.

The Company receives an income tax deduction for restricted stock awards and restricted stock units when they vest and for non-qualified stock options exercised by employees equal to the excess of the fair market value of its common stock on the vesting or exercise date over the exercised price. Excess tax benefits (tax benefits resulting from tax deductions in excess of compensation cost recognized) are presented as a cash inflow provided by financing activities in the accompanying consolidated statement of cash flows.

(n) *Earnings Per Share*

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adding the dilutive potential common shares to the weighted average number of common shares that were outstanding during the period. For purposes of the diluted earnings per share calculation, outstanding stock options, restricted stock awards, restricted stock units and performance-based awards, if applicable, are considered common stock equivalents, using the treasury stock method. A reconciliation of the weighted average number of shares outstanding used in the computation of the basic and diluted earnings per share for all periods presented follows:

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
	(In thousands)		
Basic weighted average shares outstanding	49,217	48,766	47,459
Net effect of dilutive common stock equivalents based upon the treasury stock method	292	334	356
Diluted weighted average shares outstanding	49,509	49,100	47,815
Potential anti-dilutive share-based payment awards excluded from the computation above	121	88	99

(o) *Comprehensive Income (Loss)*

Comprehensive income (loss) is reported in accordance with ASU No. 2011-05, *Presentation of Comprehensive Income*, and includes net income and the change in other comprehensive income (loss). Other comprehensive income (loss) is comprised of the net change in fair value of derivative instruments designated as cash flow hedges, as well as foreign currency translation related to the translation of UNFI Canada, Inc. ("UNFI Canada") from the functional currency of Canadian dollars to U.S. dollar reporting currency. For all periods presented, the Company displays comprehensive income (loss) and its components in the consolidated statements of comprehensive income.

(p) *Derivative Financial Instruments*

The Company is exposed to market risks arising from changes in interest rates, fuel costs, and with the creation and operation of UNFI Canada, foreign currency exchange rates. The Company uses derivatives principally in the management of interest rate and fuel price exposure. From time to time the Company may use foreign contracts to hedge transactions in foreign currency. The Company does not utilize derivatives that contain leverage features. For derivative transactions accounted for as hedges, on the date the Company enters into the derivative transaction, the exposure is identified. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge transaction. In this documentation, the Company specifically identifies the asset, liability, firm commitment, forecasted transaction, or net investment that has been designated as the hedged item and states how the hedging instrument is expected to reduce the risks related to the hedged item. The Company measures effectiveness of its hedging relationships both at hedge inception and on an ongoing basis as needed. As of August 3, 2013, the Company was not a party to any derivative financial instruments.

(q) *Shipping and Handling Fees and Costs*

The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are generally recorded in cost of sales, whereas shipping and handling costs for selecting, quality assurance, and outbound transportation are recorded in operating expenses. Outbound shipping and handling costs, totaled $358.8 million, $295.5 million and $266.7 million for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively. The Company began allocating employee benefit expenses to shipping and handling fees and costs in fiscal 2013. Outbound shipping and handling costs for fiscal 2012 and 2011 exclude employee benefit expenses.

(r) *Reserves for Self-Insurance*

The Company is primarily self-insured for workers' compensation, and general and automobile liability insurance. It is the Company's policy to record the self-insured portion of workers' compensation and automobile liabilities based upon actuarial methods to estimate the future cost of claims and related expenses that have been reported but not settled, and that have been incurred but not yet reported. Any projection of losses concerning workers' compensation and automobile liability is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting litigation trends, benefit level changes and claim settlement patterns.

(s) *Operating Lease Expenses*

The Company records lease expense via the straight-line method. For leases with step rent provisions whereby the rental payments increase over the life of the lease, and for leases where the Company receives rent-free periods, the Company recognizes expense based on a straight-line basis based on the total minimum lease payments to be made over the expected lease term.

(t) *Recently Issued Accounting Pronouncements*

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). This update supersedes the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU No. 2011-05, Presentation of Comprehensive Income, and ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component and to present, either on the face of the financial statements or in a single note, any significant amount reclassified out of accumulated other comprehensive income in its entirety in the period, and the income statement line item affected by the reclassification. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU No. 2013-02 is effective for annual reporting periods that begin after December 15, 2012, which will be the first quarter of the Company's fiscal year ending August 2, 2014. The adoption of ASU No. 2013-02 is not expected to have a material impact on the presentation of the Company's consolidated financial statements.

2. ACQUISITIONS

Wholesale Segment

Broadline Distribution Acquisitions. During the first quarter of fiscal 2013, the Company completed three business combinations related to the acquisition of certain assets of three distribution companies. The total consideration related to these acquisitions was approximately $9.2 million, including cash consideration (net of cash acquired) of $8.1 million. In addition, certain of the asset purchase agreements related to these acquisitions provide for future contingent consideration payments of up to $3.7 million through February 2017. Furthermore, in connection with one of the acquisitions, the Company granted restricted stock units which have pro-rata time-based vesting over four years similar to the structure of the majority of the awards of restricted stock units granted to employees, but for which the vesting may be fully accelerated after two years if net sales of the acquired business, as defined in the applicable asset purchase agreement, meets or exceeds a targeted amount in either of the first two years following consummation of the Company's acquisition of the business. The preliminary fair value of the identifiable intangible assets acquired in the three acquisitions was determined by using an income approach. The identifiable intangible assets recorded based on the provisional valuations include customer lists of $3.1 million, which are being amortized on a straight-line basis over estimated useful lives of approximately 5 - 10 years. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are considered Level 3 measurements as defined by authoritative guidance. The Company recorded a total of $9.0 million of goodwill as a result of these acquisitions. These three acquisitions were financed through borrowings under the Company's amended and restated revolving credit facility. The Company is still completing the final valuations of the acquired intangibles for these acquisitions and therefore the Company's estimates and assumptions are subject to change within the measurement period. Acquisition costs related to these purchases were insignificant, have been expensed as incurred and are included within "Operating Expenses" in the Consolidated Statements of Income. Each of these businesses were absorbed by the operations of the Company's broadline distribution business, therefore the Company does not record the expenses for these businesses separately from the rest of the broadline distribution business and it is not possible to provide complete financial results for each acquisition separately or in total. Net sales resulting from these three acquisitions totaled approximately $53.8 million for the fiscal year ended August 3, 2013.

Canadian expansion. During the second quarter of fiscal 2012, through its wholly-owned subsidiary, UNFI Canada, the Company acquired substantially all of the assets of a private specialty food distribution business located in Ontario, Canada. Total cash consideration paid in connection with this acquisition was $3.0 million. In addition, the asset purchase agreement provides for potential earn-outs of up to $1.95 million from November 2011 through November 2014. This acquisition was financed through borrowings under the Company's then existing revolving credit facility. The fair value assigned to an identifiable intangible asset acquired was determined by using an income approach. The identifiable intangible asset recorded based on the provisional valuation includes a customer list of $0.8 million, which is being amortized on a straight-line basis over an estimated useful life of approximately 9.7 years. Significant assumptions utilized in the income approach were based on company-specific information and projections, which are not observable in the market and are considered Level 3 measurements as defined by authoritative guidance. Acquisition costs related to this purchase were insignificant, and have been expensed as incurred and are included within "Operating Expenses" in the Consolidated Statements of Income. Net sales resulting from the acquisition have been included in the Company's results since November 15, 2011, however, neither these sales nor the increase in total assets related to this acquisition were significant compared to the Company's consolidated amounts.

Whole Foods Distribution. During the first quarter of fiscal 2012, the Company finalized its valuation of the customer relationship intangible asset related to the first quarter fiscal 2011 acquisition of the Rocky Mountain and Southwest distribution business of Whole Foods Market Distribution, Inc. ("Whole Foods Distribution"), a wholly owned subsidiary of Whole Foods Market, Inc., whereby the Company (i) acquired inventory at Whole Foods Distribution's Aurora, Colorado and Austin, Texas distribution centers; (ii) acquired substantially all of Whole Foods Distribution's assets, other than the inventory, at the Aurora, Colorado distribution center; (iii) assumed Whole Foods Distribution's obligations under the existing lease agreement related to the Aurora, Colorado distribution center; and (iv) hired substantially all of Whole Foods Distribution's employees working at the Aurora, Colorado distribution center. In connection with the transaction, we also amended our distribution agreement in the first quarter of fiscal 2011 to become the primary distributor to Whole Foods Market, Inc. in those regions. Net sales resulting from the transaction totaled approximately $131.6 million for the year ended July 30, 2011. For the year ended July 28, 2012, net sales resulting from the transaction in the first two months of the fiscal year, which correspond to when we had not yet begun primary distribution in those regions during the prior year, totaled approximately $25.4 million. The Company does not record the expenses for this business separately from the rest of its broadline distribution business, and therefore it is impracticable for the Company to provide complete financial results for this business.

The following table summarizes the consideration paid for the acquisition and the amounts of assets acquired and liabilities assumed recognized at the acquisition date:

	(In thousands)
Inventory	$ 6,911
Property & equipment	1,500
Customer relationships and other intangible assets	7,900
Goodwill	5,600
Total assets	$21,911
Liabilities	—
Cash consideration paid	$21,911

Other Segment

The Company recorded an increase of $0.1 million to its intangible assets during the years ended August 3, 2013 and July 28, 2012 in recognition of ongoing contingent consideration payments in the form of royalties ranging between 2%- 4% of net sales (as defined in the applicable purchase agreement) related to two of its acquisitions of assets of branded product companies during fiscal 2009. The acquisition of assets of a third branded product company during fiscal 2009 requires ongoing contingent consideration payments in the form of earn-outs over a period of 5 years from the acquisition date of November 2008. These earn-outs are based on tiers of net sales for the trailing 12 months, and $0.2 million was paid during the year ended August 3, 2013.

3. EQUITY PLANS

The Company recognized total share-based compensation expense of $15.1 million for the fiscal year ended August 3, 2013, compared to share-based compensation expense of $11.4 million and $9.2 million for the fiscal years ended July 28, 2012 and July 30, 2011, respectively. The share-based compensation expense related to performance-based share awards, including the 2-year long-term incentive awards granted during fiscal 2012 and 2013, was $3.3 million, $2.1 million and $0.7 million for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively.

As of August 3, 2013, there was $18.0 million of total unrecognized compensation cost related to outstanding share-based compensation arrangements (including stock options, restricted stock, restricted stock units and performance-based restricted shares and units). This cost is expected to be recognized over a weighted-average period of 2.5 years.

For stock options, the fair value of each grant was estimated at the date of grant using the Black-Scholes option pricing model. Black-Scholes utilizes assumptions related to volatility, the risk-free interest rate, the dividend yield and expected life. Expected volatilities utilized in the model are based on the historical volatility of the Company's stock price. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The model incorporates exercise and post-vesting forfeiture assumptions based on an analysis of historical data. The expected term is derived from historical information and other factors. The fair value of restricted stock awards, restricted stock units, and performance share units are determined based on the number of shares or units, as applicable, granted and the quoted price of the Company's common stock as of the grant date.

The following summary presents the weighted average assumptions used for stock options granted in fiscal 2013, 2012 and 2011:

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
Expected volatility	29.8%	39.3%	44.7%
Dividend yield	—%	—%	—%
Risk free interest rate	0.3%	0.4%	0.9%
Expected term (in years)	3.0	3.0	3.0

The Company has four equity incentive plans that provide for the issuance of stock options: the 1996 Stock Option Plan (the "1996 Plan"), the 2002 Stock Incentive Plan (the "2002 Plan"), the 2004 Equity Incentive Plan, as amended (the "2004 Plan"), and the 2012 Equity Incentive Plan (the "2012 Plan") (collectively, the "Plans"). The Plans provide for grants of stock options to employees, officers, directors and others. Since fiscal 2010, the Company has not granted stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Vesting requirements for awards under the Plans are at the discretion of the Company's Board of Directors, or Compensation Committee of the Board of Directors. Typically options granted to employees vest ratably over 4 years, while options granted to non-employee directors vest one third immediately with the remainder vesting ratably over 2 years. The maximum term of all incentive and non-statutory stock options granted under the Plans is 10 years. There were 9,050,000 shares authorized for grant under the 1996 Plan, 2002 Plan and 2012 Plan. There were 1,054,267 remaining shares authorized for grant under the 2004 Plan as of December 16, 2010, the effective date when the 2004 Plan was amended to allow for the award of stock options. These shares may be used to issue stock options, restricted stock, restricted stock units or performance based awards. As of August 3, 2013, 302,006 and 1,250,000 shares were available for grant under the 2004 Plan and 2012 Plan, respectively, and the authorization for new grants under the 1996 Plan and 2002 Plan has expired. No shares were issued under the 2012 Plan during fiscal 2013. During fiscal 2010 and fiscal 2012, the Company issued shares from treasury in addition to issuing new shares to satisfy stock option exercises and restricted stock vestings.

The following summary presents the weighted-average remaining contractual term of options outstanding at August 3, 2013 by range of exercise prices:

Exercise Price Range	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares Exercisable	Weighted Average Exercise Price
$12.00 - $24.00	3,500	$15.37	3.3	3,500	$15.37
$24.01 - $34.00	234,212	$28.04	5.2	178,739	$27.48
$34.01 - $44.00	133,265	$37.44	6.4	69,243	$37.06
$44.01 - $60.00	103,260	$58.62	9.1	1,773	$46.77
	474,237	$37.25	6.4	253,255	$30.07

The following summary presents information regarding outstanding stock options as of August 3, 2013 and changes during the fiscal year then ended with regard to options under the Plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	440,832	$31.24		
Granted	101,600	$58.93		
Exercised	(62,683)	$30.82		
Forfeited	(2,500)	$17.71		
Cancelled	(3,012)	$28.28		
Outstanding at end of year	474,237	$37.25	6.4 years	$10,937,491
Exercisable at end of year	253,255	$30.07	4.8 years	$ 7,659,585

The weighted average grant-date fair value of options granted during the fiscal years ended August 3, 2013, July 28, 2012, and July 30, 2011 was $12.21, $10.27 and $10.64, respectively. The aggregate intrinsic value of options exercised during the fiscal years ended August 3, 2013, July 28, 2012, and July 30, 2011, was $1.6 million, $5.2 million and $3.9 million, respectively.

The 2004 Plan was amended during fiscal 2009 to provide for the issuance of up to 2,500,000 equity-based compensation awards, and during fiscal 2011 was further amended to provide for the issuance of stock options in addition to restricted shares and units, performance shares and units, bonus shares and stock appreciation rights. Vesting requirements for the awards under the 2004 Plan are at the discretion of the Company's Board of Directors, or the Compensation Committee thereof, and are typically four equal annual installments for employees and three equal annual installments with one third vesting immediately for non-employee directors. The performance units granted to the Company's President and Chief Executive Officer upon hire during fiscal 2009 vested as of July 31, 2010, those granted during March 2011 vested as of July 30, 2011 and those granted during September 2011 vested as of July 28, 2012, each in accordance with the terms of the related Performance Unit and Performance Share agreements.

The following summary presents information regarding restricted stock awards, restricted stock units, performance shares and performance units under the 2004 Plan as of August 3, 2013 and changes during the fiscal year then ended:

	Number of Shares	Weighted Average Grant-Date Fair Value
Outstanding at July 28, 2012	743,991	$34.59
Granted	340,333	$57.84
Vested	(331,576)	$37.51
Forfeited	(87,478)	$42.40
Outstanding at August 3, 2013	665,270	$44.00

The total intrinsic value of restricted stock awards and restricted stock units vested was $16.7 million, $14.2 million and $9.1 million during the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively. The total intrinsic value of performance share awards and performance units vested was $1.6 million, $1.7 million and $0.7 million during the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively.

During the year ended August 3, 2013, 25,000 performance shares and 5,123 performance units were granted (in each case subject to the issuance of an additional 25,000 shares and 5,123 units if the

Company's performance exceeded specified targeted levels) to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $52.00. Effective August 3, 2013, an additional 695 units were granted and a total of 30,818 performance share and units vested with a corresponding intrinsic value and fair value of $1.6 million and $1.9 million, respectively.

During the year ended July 28, 2012, 25,000 performance shares and 12,500 performance units were granted (in each case subject to the issuance of an additional 25,000 shares and 12,500 units if the Company's performance exceeded specified targeted levels) to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $37.82. Effective July 28, 2012, an additional 6,610 units were granted and a total of 44,110 performance shares and units vested with a corresponding intrinsic value and fair value of $1.7 million and $2.4 million, respectively.

During the year ended July 28, 2012, the Company created a new performance-based equity compensation arrangement with a 2-year performance-based vesting component that was established for members of the Company's executive leadership team. Under this arrangement, the executives are eligible for performance-based stock units equal to a grant-date fair value of approximately 33% of the sum of 125% of their annual base salary and 50% of their cash-based performance award for fiscal 2012. Similar to the performance awards granted to the Company's President and CEO, if the Company's performance exceeds specified targeted levels, the grants may be increased up to an additional 100%. Effective August 3, 2013, the Company issued an aggregate of 23,882 shares to the executive leadership team upon the vesting of an equal number of performance share units based on the final results of the 2-year performance period.

During the year ended July 30, 2011, 25,000 performance shares and 12,500 performance units were granted (in each case subject to the issuance of an additional 25,000 shares and 12,500 units if the Company's performance exceeded specified targeted levels) to the Company's President and CEO, the vesting of which was contingent on the attainment of specific levels of earnings before interest and taxes and return on invested capital. The per share grant-date fair value of these grants was $42.03. Effective July 30, 2011, 18,924 performance shares vested with a corresponding intrinsic value and fair value of $0.8 million. The remainder of the performance shares were forfeited, and no shares were issued for the performance units.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND NOTES RECEIVABLE

The allowance for doubtful accounts and notes receivable consists of the following:

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
	(In thousands)		
Balance at beginning of year	$ 6,956	$ 5,854	$ 7,692
Additions charged to costs and expenses	4,227	3,532	635
Deductions	(1,157)	(2,430)	(2,473)
Balance at end of year	$10,026	$ 6,956	$ 5,854

5. RESTRUCTURING ACTIVITIES

Divestiture of conventional non-foods and general merchandise lines of business

In June 2011, the Company entered into an asset purchase agreement with L&R Distributors, Inc. ("L&R Distributors"), a leading national distributor of non-food products and general merchandise, to divest the Company's conventional non-foods and general merchandise lines of business. The Company entered the conventional non-foods and general merchandise businesses, which includes cosmetics, seasonal products, conventional health & beauty products and hard goods, as part of its acquisition of Distribution Holdings, Inc. in November 2007. This strategic transaction will allow the Company to concentrate on its core business of the distribution of natural, organic, and specialty foods and products.

In connection with this divestiture, the Company planned to cease operations at its Harrison, Arkansas distribution center and during the fourth quarter of fiscal 2011, the Company recognized a non-cash impairment charge on long-lived assets including land, building and equipment of $5.8 million. In addition, the Company incurred $0.5 million during the fourth quarter of fiscal 2011 to transition the specialty food line of business into the Company's other distribution centers. Upon the closure of the Harrison, Arkansas distribution center during the first quarter of fiscal 2012, the carrying value of $2.6 million in long-term property and equipment was reclassified to assets held for sale. During the first quarter of fiscal 2012, the Company recognized $5.1 million in severance and other expenses related to the completion of the divestiture. During the fourth quarter of fiscal 2012, the land, buildings and equipment was sold to a third party, resulting in a nominal gain.

Impairment of an intangible asset

During fiscal 2007, the Company made several asset acquisitions under its Blue Marble Brands division, one of which included a licensing agreement under which the Company was permitted to sell products under the seller's existing trademark in exchange for royalty payments. The fair value of the intangible asset at the time of acquisition was $2.1 million, and was being amortized over a life of 27 years, the maximum life of the licensing agreement including renewal periods. In October 2012, the Company entered into an agreement to terminate its licensing agreement with the former owners. In connection with this termination agreement, during the first quarter of 2013 the Company recognized an impairment of $1.6 million representing the remaining unamortized balance of the intangible asset.

6. NOTES PAYABLE

In May 2012, the Company amended and restated its revolving credit facility, pursuant to which the Company has a $500 million secured revolving credit facility which now matures on May 24, 2017, of which up to $450.0 million is available to the Company's U.S. subsidiaries and up to $50.0 million is available to UNFI Canada. This credit facility also provides a one-time option, subject to approval by the lenders under the revolving credit facility, to increase the borrowing base by up to an additional $100 million. The borrowings of the US portion of the credit facility accrue interest, at the Company's option, at either (i) a base rate (generally defined as the highest of (x) the Bank of America Business Capital prime rate, (y) the average overnight federal funds effective rate plus one-half percent (0.50%) per annum and (z) one-month LIBOR plus one percent (1%) per annum) plus an initial margin of 0.50%, or (ii) the London Interbank Offered Rate ("LIBOR") for one, two, three or six months or, if approved by all affected lenders, nine months plus an initial margin of 1.50%. The borrowings on the Canadian portion of the credit facility for Canadian swing-line loans, Canadian overadvance loans or Canadian protective advances accrue interest, at the Company's option, at either (i) a prime rate (generally defined as the highest of (x) 0.50% over 30-day Reuters Canadian Deposit Offering Rate for bankers' acceptances, (y) the prime rate of Bank of America, N.A.'s Canada branch, and (z) a bankers' acceptance equivalent rate for a one month interest period plus 1.00%) plus an initial margin of 0.50%, or (ii) a bankers' acceptance equivalent rate of the rate of interest per annum equal to the annual rates applicable to Canadian Dollar bankers' acceptances on the "CDOR Page" of Reuter Monitor Money Rates Service, plus five basis points (the "CDOR rate"), and an initial margin of 1.50%. All other borrowings on the Canadian portion of the credit facility must exclusively accrue interest under the CDOR rate plus the applicable margin. An annual commitment fee in the amount of 0.30% if the average daily balance of amounts actually used (other than swing-line loans) is less than 40% of the aggregate commitments, or 0.25% if such average daily balance is 40% or more of the aggregate commitments.

As of August 3, 2013, the Company's borrowing base, based on eligible accounts receivable and inventory levels, was $484.5 million. As of August 3, 2013, the Company had $130.6 million outstanding under the Company's credit facility, $31.8 million in letter of credit commitments and $2.9 million in reserves which generally reduces the Company's available borrowing capacity under its revolving credit facility on a dollar for dollar basis. The Company's resulting remaining availability was $319.3 million as of August 3, 2013. During fiscal 2012, the Company used borrowings under the revolving credit facility to pay off its term loan.

The revolving credit facility, as amended and restated, subjects the Company to a springing minimum fixed charge coverage ratio (as defined in the underlying credit agreement) of 1.0 to 1.0 calculated at the end of each of its fiscal quarters on a rolling four quarter basis when aggregate availability (as defined in the underlying credit agreement) is less than the greater of (i) $35.0 million and (ii) 10% of the aggregate borrowing base. The Company was not subject to the fixed charge coverage ratio covenants as of the fiscal year ended August 3, 2013.

The credit facility also allows for the lenders thereunder to syndicate the credit facility to other banks and lending institutions. The Company has pledged the majority of its accounts receivable and inventory for its obligations under the amended and restated credit facility.

7. LONG-TERM DEBT

During the fiscal year ended July 28, 2012, the Company entered into a lease agreement for a new distribution facility in Aurora, Colorado. As of August 3, 2013, actual construction costs exceeded the construction allowance as defined by the lease agreement, and therefore, the Company has determined it has met the criteria for continuing involvement pursuant to ASC 840, *Leases*, and has applied the financing method to account for this transaction. Under the financing method, the book value of the distribution facility and related accumulated depreciation remains on the balance sheet. The construction allowance is recorded as a financing obligation in long-term debt. A portion of each lease payment will reduce the amount of the financing obligation, and a portion will be recorded as interest expense at an effective rate of approximately 7.32%.

During the year ended July 28, 2012, the Company used the availability under its amended and restated revolving credit facility to pay off its term loan agreement which accrued interest at 30 day LIBOR plus 1.0% and was to mature in July 2012.

As of August 3, 2013 and July 28, 2012, the Company's long-term debt consisted of the following:

	August 3, 2013	July 28, 2012
	(In thousands)	
Financing obligation, due monthly, and maturing in October 2028 at an effective interest rate of 7.32%	$33,477	$ —
Real estate and equipment term loans payable to bank, secured by building and other assets, due monthly and maturing in June 2015, at an interest rate of 8.60%	409	598
Term loan for employee stock ownership plan, secured by common stock of the Company, due monthly and maturing in May 2015, at an interest rate of 1.33%	224	387
	$34,110	$985
Less: current installments	1,019	350
Long-term debt, excluding current installments	$33,091	$635

Aggregate maturities of long-term debt for the next five years and thereafter are as follows at August 3, 2013:

Year	(In thousands)
2014	$ 1,019
2015	1,194
2016	1,000
2017	1,141
2018	1,250
2019 and thereafter	28,506
	$34,110

8. FAIR VALUE MEASUREMENTS

As of August 2, 2009, the Company had fully adopted ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on at least an annual basis. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates and volatility, can be corroborated by readily observable market data.
- Level 3 Inputs—One or more significant inputs that are unobservable and supported by little or no market activity, and that reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, and significant management judgment or estimation.

Interest Rate Swap Agreement

On August 1, 2005, the Company entered into an interest rate swap agreement effective July 29, 2005. The agreement provided for the Company to pay interest for a seven-year period at a fixed rate of 4.70% on an initial amortizing notional principal amount of $50.0 million while receiving interest for the same period at the one-month London Interbank Offered Rate (LIBOR) on the same notional principal amount. The swap was entered into as a hedge against LIBOR movements on current variable rate indebtedness at one-month LIBOR plus 1.00%, thereby fixing its effective rate on the notional amount at 5.70%. The swap agreement qualified as an "effective" hedge under FASB ASC 815, *Derivatives and Hedging* ("ASC 815"). Concurrent with the payoff of the underlying term loan, this swap was settled during the fourth quarter of fiscal 2012, with a payment of $0.3 million included within interest expense.

Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company's interest rate swap agreement was designated as a cash flow hedge at July 30, 2011 and at that date was reflected at fair value in the Company's consolidated balance sheet as a component of other long-term liabilities. The related gains or losses on this contract were generally deferred in stockholders' equity as a component of other comprehensive income. However, to the extent that the swap agreement was not considered to be effective in offsetting the change in the value of the item being hedged, any change in fair value relating to the ineffective portion of the swap agreement is immediately recognized in income. For the periods presented, the Company did not have any ineffectiveness requiring current income recognition.

Fuel Supply Agreements

From time to time the Company is a party to fixed price fuel supply agreements. During the years ended August 3, 2013 and July 28, 2012, the Company entered into several agreements which required it to purchase a portion of its diesel fuel each month at fixed prices through July 2013 and 2012, respectively. These fixed price fuel agreements qualify for the "normal purchase" exception under ASC 815; therefore, the fuel purchases under these contracts are expensed as incurred and included within operating expenses.

Exchange Rate Forward Contract

With the settlement of the interest rate swap during fiscal 2012, there were no financial assets and liabilities measured on a recurring basis as of the fiscal year ended August 3, 2013 and July 28, 2012.

The Company's determination of the fair value of its interest rate swap was calculated using a discounted cash flow analysis based on the terms of the swap contract and the observable interest rate curve. The Company does not enter into derivative agreements for trading purposes.

The fair value of the Company's other financial instruments including cash, cash equivalents, accounts receivable, notes receivable, accounts payable and certain accrued expenses are derived using Level 2 inputs and approximate carrying amounts due to the short-term nature of these instruments. The fair value of notes payable approximate carrying amounts as they are variable rate instruments.

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies taking into account the instruments' interest rate, terms, maturity date and collateral, if any, in comparison to the Company's incremental borrowing rate for similar financial instruments and are therefore deemed Level 2 inputs. However, considerable judgment is required in interpreting market data to develop the estimates of fair value.

Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

	August 3, 2013		July 28, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Liabilities				
Long term debt, including current portion	$34,110	$36,230	$985	$988

The following table provides the fair value hierarchy for non-financial assets and liabilities measured on a nonrecurring basis for fiscal 2013. There were no non-financial assets and liabilities measured on a non-recurring basis as of the end of fiscal 2012.

	Fair Value at August 3, 2013			
	Level 1	Level 2	Level 3	Total Losses
	(In thousands)			
Description				
Fair value of intangible assets subject to write-down	$—	$—	$—	$1,629

In accordance with the provisions of ASC 360-10, *Impairment and Disposal of Long-Lived Assets*, an impairment charge of $1.6 million was recognized in connection with the termination of a long-term licensing agreement and the write-off of the associated intangible asset during the fiscal year ended August 3, 2013. Long-lived assets held and used with a carrying amount of $290.9 million were written down to their fair value of $285.2 million, resulting in an impairment charge of $5.8 million included in earnings for the fiscal year ended July 30, 2011. The assets which corresponded to the impairment during fiscal 2011 were sold during fiscal 2012.

In accordance with the provisions ASC 350-30, *Intangibles—Goodwill and Other*, indefinite lived intangible assets with a carrying amount of $58.5 million were written down to their fair value of $58.3 million, resulting in an impairment charge of $0.2 million included in earnings for the fiscal year ended July 30, 2011. There were no impairments recognized on indefinite lived intangible assets during fiscal 2013 or fiscal 2012.

9. TREASURY STOCK

On December 1, 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of common stock through February 2008 in the open market or in privately negotiated transactions. As part of the stock repurchase program, the Company purchased 228,800 shares of its common stock for its treasury during the year ended July 29, 2006 at an aggregate cost of approximately $6.1 million. All shares were purchased at prevailing market prices. There were no other purchases made during the authorization period.

The Company, in an effort to reduce the treasury share balance, decided in the fourth quarter of fiscal 2010 to issue treasury shares to satisfy certain share requirements related to exercises of stock options and vesting of restricted stock units and awards under its equity incentive plans. The Company issued 201,814 and 26,986 treasury shares during fiscal 2010 and 2012, respectively, related to stock option exercises and the vesting of restricted stock units and awards.

10. SECONDARY COMMON STOCK OFFERING

During the first quarter of fiscal 2011, the Company completed a secondary common stock offering. This offering resulted in an issuance of 4,427,500 shares of common stock, including shares issued to cover the underwriters' overallotment option, at a price of $33.00 per share. The net proceeds of approximately $138.3 million were used to repay a portion of the Company's outstanding borrowings under its revolving credit facility. The Company also utilized a portion of the additional borrowing capacity under its revolving credit facility resulting from the common stock offering to fund its acquisition of the Rocky Mountain and Southwest distribution businesses of Whole Foods Distribution.

11. COMMITMENTS AND CONTINGENCIES

The Company leases various facilities and equipment under operating lease agreements with varying terms. Most of the leases contain renewal options and purchase options at several specific dates throughout the terms of the leases.

Rent and other lease expense for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011 totaled approximately $59.5 million, $56.4 million and $48.4 million, respectively.

Future minimum annual fixed payments required under non-cancelable operating leases having an original term of more than one year as of August 3, 2013 are as follows:

Fiscal Year	(In thousands)
2014	$ 44,140
2015	42,653
2016	39,779
2017	35,461
2018	28,935
2019 and thereafter	136,671
	$327,639

As of August 3, 2013, outstanding commitments for the purchase of inventory were approximately $26.5 million. The Company had outstanding letters of credit of approximately $31.8 million at August 3, 2013.

As of August 3, 2013, there were no outstanding commitments for the purchase of diesel fuel.

Assets mortgaged at August 3, 2013 and July 28, 2012 were not material.

The Company may from time to time be involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the Company's consolidated financial position or results of operations. Legal expenses incurred in connection with claims and legal actions are expensed as incurred.

12. RETIREMENT PLANS

Retirement Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, the United Natural Foods, Inc. Retirement Plan (the "Retirement Plan"). In order to become a participant in the Retirement Plan, employees must meet certain eligibility requirements as described in the Retirement Plan document. In addition to amounts contributed to the Retirement Plan by employees, the Company makes contributions to the Retirement Plan on behalf of the employees. The Company also has the Millbrook Distribution Services Union Retirement Plan, which was assumed as part of an acquisition during fiscal 2008. The Company's contributions to these plans were approximately $5.2 million, $4.4 million, and $3.9 million for the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, respectively.

Deferred Compensation and Supplemental Retirement Plans

The Company's non-employee directors and certain of its employees are eligible to participate in the United Natural Foods Deferred Compensation Plan and the United Natural Foods Deferred Stock Plan (collectively the "*Deferral Plans*"). The Deferral Plans are nonqualified deferred compensation plans which are administered by the Company's Compensation Committee of the Board of Directors. The Deferral Plans were established to provide participants with the opportunity to defer the receipt of all or a portion of their compensation to a non-qualified retirement plan in amounts greater than the amount permitted to be deferred under the Company's 401(k) Plan. The Company believes that this is an appropriate benefit because (i) it operates to place employees and non-employee directors in the same position as other employees who are not affected by Internal Revenue Code limits placed on plans such as the Company's 401(k) Plan; (ii) does not substantially increase the Company's financial obligations to its employees and directors (there are no employer matching contributions, only a crediting of deemed earnings); and (iii) provides additional incentives to the Company's employees and directors, since amounts set aside by the employees and directors are subject to the claims of the Company's creditors until paid. Under the Deferral Plans, only the payment of the compensation earned by the participant is deferred and there is no deferral of the expense in the Company's financial statements related to the participants' earnings; the Company records the related compensation expense in the year in which the compensation is earned by the participants.

Under the Deferred Stock Plan, which was frozen to new deferrals effective January 1, 2007, each eligible participant could elect to defer between 0% and 100% of restricted stock awards granted during the election calendar year. Effective January 1, 2007, each participant may elect to defer up to 100% of their restricted share unit awards, performance shares and performance units under the Deferred Compensation Plan. Under the Deferred Compensation Plan, each participant may also elect to defer a minimum of $1,000 and a maximum of 90% of base salary and 100% of director fees, employee bonuses and commissions, as applicable, earned by the participants for the calendar year. From January 1, 2009 to July 31, 2010, participants' cash-derived deferrals under the Deferred Compensation Plan earned interest at the 5-year certificate of deposit annual yield taken from the Wall Street Journal Market Data Center (as captured on the first and last business date of each calendar quarter and averaged) plus 3% credited and compounded quarterly. Beginning August 1, 2010, participants' cash-derived deferrals accrue earnings and appreciation based on the performance of mutual funds selected by the participant. The value of equity-based awards deferred under the Deferred Compensation and Deferred Stock Plans are based upon the performance of the Company's common stock.

The Millbrook Deferred Compensation Plan and the Millbrook Supplemental Retirement Plan were assumed by the Company as part of an acquisition during fiscal 2008. Deferred compensation relates to a compensation arrangement implemented in 1984 by a predecessor of the acquired company in the form of a non-qualified defined benefit plan and a supplemental retirement plan which permitted former officers and certain management employees, at the time, to defer portions of their compensation to earn specified maximum benefits upon retirement. The future obligations, which are fixed in accordance with the plans, have been recorded at a discount rate of 5.7%. These plans do not allow new participants, and there are no active employees subject to these plans.

In an effort to provide for the benefits associated with these plans, the acquired company's predecessor purchased whole-life insurance contracts on the plan participants. The cash surrender value of these policies included in Other Assets in the Consolidated Balance Sheet was $10.7 million and $10.1 million at August 3, 2013 and July 28, 2012, respectively. At August 3, 2013, total future obligations including interest, assuming commencement of payments at an individual's retirement age, as defined under the deferred compensation arrangement, were as follows:

Fiscal Year	(In thousands)
2014	$ 1,163
2015	1,324
2016	1,316
2017	1,204
2018	1,023
2019 and thereafter	6,257
	$12,287

13. EMPLOYEE STOCK OWNERSHIP PLAN

The Company adopted the UNFI Employee Stock Ownership Plan (the "ESOP") for the purpose of acquiring outstanding shares of the Company for the benefit of eligible employees. The ESOP was effective as of November 1, 1988 and has received notice of qualification by the Internal Revenue Service.

In connection with the adoption of the ESOP, a Trust was established to hold the shares acquired. On November 1, 1988, the Trust purchased 40% of the then outstanding common stock of the Company at a price of $4.1 million. The trustees funded this purchase by issuing promissory notes to the initial stockholders, with the Trust shares pledged as collateral. These notes bear interest at 1.33% as of August 3, 2013 and July 28, 2012, and are payable through May 2015. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of principal and interest paid in the year.

All shares held by the ESOP were purchased prior to December 31, 1992. As a result, the Company considers unreleased shares of the ESOP to be outstanding for purposes of calculating both basic and diluted earnings per share, whether or not the shares have been committed to be released. The debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the consolidated balance sheets. During the fiscal years ended August 3, 2013, July 28, 2012, and July 30, 2011, contributions totaling approximately $0.2 million each fiscal year were made to the Trust. Of these contributions, less than $0.1 million in each fiscal year represented interest.

The ESOP shares were classified as follows:

	August 3, 2013	July 28, 2012
	(In thousands)	
Total ESOP shares—beginning of year	2,053	2,199
Shares distributed to employees	(220)	(146)
Total ESOP shares—end of year	1,833	2,053
Allocated shares	1,777	1,955
Unreleased shares	56	98
Total ESOP shares	1,833	2,053

During the fiscal years ended August 3, 2013 and July 28, 2012, 41,630 and 42,171 shares were released for allocation based on note payments, respectively. During fiscal 2012, the Company also allocated 402,285 shares to correct an operational error in prior years as elected in a Voluntary

Correction Program filed with the IRS. In connection with this allocation, the Company recorded compensation expense of approximately $0.3 million during the fourth quarter of fiscal 2012. The fair value of unreleased shares was approximately $3.4 million and $5.3 million at August 3, 2013 and July 28, 2012, respectively.

14. INCOME TAXES

For the fiscal year ended August 3, 2013, income before income taxes consists of $166.7 million from U.S. operations and $7.4 million from foreign operations. For the fiscal year ended July 28, 2012, income before income taxes consists of $142.2 million from U.S. operations and $8.6 million from foreign operations. For the fiscal year ended July 30, 2011, income before income taxes consists of $118.5 million from U.S. operations and $7.9 million from foreign operations.

Total federal and state income tax (benefit) expense consists of the following:

	Current	Deferred	Total
		(In thousands)	
Fiscal year ended August 3, 2013			
U.S. Federal	$44,095	$ 7,029	$51,124
State & Local	13,366	(364)	$13,002
Foreign	2,021	115	$ 2,136
	$59,482	$ 6,780	$66,262
Fiscal year ended July 28, 2012			
U.S. Federal	$55,083	$(7,506)	$47,577
State & Local	9,002	462	9,464
Foreign	1,471	929	2,400
	$65,556	$(6,115)	$59,441
Fiscal year ended July 30, 2011			
U.S. Federal	$24,971	$14,273	$39,244
State & Local	7,091	1,207	8,298
Foreign	2,180	40	2,220
	$34,242	$15,520	$49,762

Total income tax expense (benefit) was different than the amounts computed using the United States statutory income tax rate (35)% applied to income before income taxes as a result of the following:

	Fiscal year ended		
	August 3, 2013	July 28, 2012	July 30, 2011
		(In thousands)	
Computed "expected" tax expense	$60,940	$52,774	$44,252
State and local income tax, net of Federal income tax benefit	7,501	6,152	5,394
Non-deductible expenses	1,516	1,260	1,111
Tax effect of share-based compensation	134	(140)	(440)
General business credits	(1,374)	(231)	(1,021)
Other, net	(2,455)	(374)	466
Total income tax expense	$66,262	$59,441	$49,762

Total income tax expense (benefit) for the years ended August 3, 2013, July 28, 2012 and July 30, 2011 was allocated as follows:

	August 3, 2013	July 28, 2012	July 30, 2011
	(In thousands)		
Income tax expense	$66,262	$59,441	$49,762
Stockholders' equity, difference between compensation expense for tax purposes and amounts recognized for financial statement purposes	(1,952)	(2,804)	(1,545)
Other comprehensive income	—	495	502
	$64,310	$57,132	$48,719

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and deferred tax liabilities at August 3, 2013 and July 28, 2012 are presented below:

	2013	2012
	(In thousands)	
Deferred tax assets:		
Inventories, principally due to additional costs inventoried for tax purposes	$ 6,906	$ 6,431
Compensation and benefits related	21,224	18,471
Accounts receivable, principally due to allowances for uncollectible accounts	3,861	2,817
Accrued expenses	8,914	8,294
Net operating loss carryforwards	2,374	2,778
Other deferred tax assets	179	221
Total gross deferred tax assets	43,458	39,012
Less valuation allowance	819	990
Net deferred tax assets	$ 42,639	$ 38,022
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 34,222	$ 23,828
Intangible assets	25,766	24,825
Other	303	276
Total deferred tax liabilities	60,291	48,929
Net deferred tax liabilities	$(17,652)	$(10,907)
Current deferred income tax assets	$ 23,822	$ 25,353
Non-current deferred income tax liabilities	(41,474)	(36,260)
	$(17,652)	$(10,907)

The net increase (decrease) in total valuation allowance in fiscal year 2013, 2012, and 2011 was $(171), $(4,081) and $19, respectively. The net decrease in fiscal 2013 did not have an impact on net income as it relates to expired unutilized tax attributes for which a valuation allowance was previously recorded in prior fiscal years.

At August 3, 2013, the Company had net operating loss carryforwards of approximately $4.0 million for federal income tax purposes. The federal carryforwards are subject to an annual limitation of approximately $0.3 million under Internal Revenue Code Section 382. The carryforwards expire at various times between fiscal years 2017 and 2027. In addition, the Company had net operating loss carryforwards of approximately $21.8 million for state income tax purposes that expire in fiscal years 2014 through 2031.

In assessing the recoverability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods in which the deferred tax assets are deductible, the ultimate realization of deferred tax assets for federal and state tax purposes appears more likely than not at August 3, 2013, with the exception of certain state deferred tax assets. Valuation allowances were established against approximately $0.8 million of state deferred tax assets. The subsequent release of this valuation allowance, if such release occurs, will reduce income tax expense.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various state jurisdictions. UNFI Canada files income tax returns in Canada and certain of its provinces. U.S. federal income tax examination years prior to 2012 have either statutorily or administratively been closed with the Internal Revenue Service, and with limited exception, the fiscal tax years that remain subject to examination by state jurisdictions range from the Company's fiscal 2009 to fiscal 2012.

The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the fiscal year ended August 3, 2013, the Company recognized net tax benefits of approximately $4.4 million in its consolidated statement of income related to tax examinations closed during the fiscal year. For the fiscal years ended August 3, 2013, July 28, 2012 and July 30, 2011, the Company did not have any significant unrecognized tax benefits and thus, no significant interest and penalties related to unrecognized tax benefits were recognized.

The undistributed earnings of the Company's non-U.S. subsidiaries approximated $7.4 million at August 3, 2013. We consider the undistributed earnings to be indefinitely reinvested; therefore, we have not provided a deferred tax liability for any residual U.S. tax that may be due upon repatriation of these earnings. Because of the effect of U.S. foreign tax credits, it is not practicable to estimate the amount of tax that might be payable on these earnings in the event they no longer are indefinitely reinvested.

15. BUSINESS SEGMENTS

The Company has several operating divisions aggregated under the wholesale segment, which is the Company's only reportable segment. These operating divisions have similar products and services, customer channels, distribution methods and historical margins. The wholesale segment is engaged in national distribution of natural, organic and specialty foods, produce and related products in the United States and Canada. The Company has additional operating divisions that do not meet the quantitative thresholds for reportable segments and are therefore aggregated under the caption of "Other". "Other" includes a retail division, which engages in the sale of natural foods and related products to the general public through retail storefronts on the east coast of the United States, a manufacturing division, which engages in importing, roasting and packaging of nuts, seeds, dried fruit and snack items, and the Company's branded product lines. "Other" also includes certain corporate operating expenses that are not allocated to operating divisions, which consist of depreciation, salaries, retainers, and other related expenses of officers, directors, corporate finance (including professional services), information technology, governance, legal, human resources and internal audit that are necessary to operate the Company's headquarters located in Providence, Rhode Island. As the Company continues to expand its business and serve its customers through a new national platform, these corporate expense amounts have increased, which is the primary driver behind the increasing operating losses within the "Other" category below. Non-operating expenses that are not allocated to the operating divisions are under the caption of "Unallocated Expenses". The Company does not record its revenues for financial reporting purposes by product group, and it is therefore impracticable for the Company to report them accordingly.

Following is business segment information for the periods indicated:

	Wholesale	Other	Eliminations	Unallocated Expenses	Consolidated
			(In thousands)		
Fiscal year ended August 3, 2013					
Net sales	$5,997,235	$186,505	$(119,385)		$6,064,355
Operating income (loss)	225,895	(38,836)	(1,565)		185,494
Interest expense				$ 5,897	5,897
Interest income				(632)	(632)
Other, net				6,113	6,113
Income before income taxes					174,116
Depreciation and amortization	40,148	2,250			42,398
Capital expenditures	64,969	1,585			66,554
Goodwill	184,143	17,731			201,874
Total assets	1,596,131	145,770	(11,993)		1,729,908
Fiscal year ended July 28, 2012					
Net sales	$5,175,445	$163,278	$(102,702)		$5,236,021
Operating income (loss)	190,787	(34,461)	(1,168)		155,158
Interest expense				$ 4,734	4,734
Interest income				(715)	(715)
Other, net				356	356
Income before income taxes					150,783
Depreciation and amortization	36,333	3,227			39,560
Capital expenditures	29,824	1,668			31,492
Goodwill	176,210	17,531			193,741
Total assets	1,357,988	144,637	(8,679)		1,493,946
Fiscal year ended July 30, 2011					
Net sales	$4,472,694	$162,731	$(105,410)		$4,530,015
Operating income (loss)	161,952	(31,305)	(966)		129,681
Interest expense				$ 5,000	5,000
Interest income				(1,226)	(1,226)
Other, net				(528)	(528)
Income before income taxes					126,435
Depreciation and amortization	33,520	1,776			35,296
Capital expenditures	38,035	2,743			40,778
Goodwill	174,612	17,331			191,943
Total assets	1,258,783	150,151	(7,946)		1,400,988

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain key interim financial information for the years ended August 3, 2013 and July 28, 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(In thousands except per share data)				
2013					
Net sales	$1,410,037	$1,445,703	$1,566,217	$1,642,398	$6,064,355
Gross profit	235,953	241,673	262,997	284,453	1,025,076
Income before income taxes	30,980	37,574	52,278	53,284	174,116
Net income	21,536	22,620	31,621	32,077	107,854
Per common share income					
Basic:	$ 0.44	$ 0.46	$ 0.64	$ 0.65	$ 2.19
Diluted:	$ 0.43	$ 0.46	$ 0.64	$ 0.65	$ 2.18
Weighted average basic Shares outstanding	49,142	49,289	49,303	49,320	49,217
Weighted average diluted Shares outstanding	49,585	49,582	49,567	49,646	49,509
Market Price					
High	$ 61.26	$ 56.01	$ 56.45	$ 60.42	$ 61.26
Low	$ 52.72	$ 50.25	$ 47.20	$ 47.67	$ 47.20

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(In thousands except per share data)				
2012					
Net sales	$1,217,428	$1,286,910	$1,388,023	$1,343,660	$5,236,021
Gross profit	217,113	223,147	244,531	231,212	916,003
Income before income taxes	25,011	36,323	47,908	41,541	150,783
Net income	15,157	22,011	29,032	25,142	91,342
Per common share income					
Basic:	$ 0.31	$ 0.45	$ 0.59	$ 0.51	$ 1.87*
Diluted:	$ 0.31	$ 0.45	$ 0.59	$ 0.51	$ 1.86
Weighted average basic Shares outstanding	48,594	48,774	48,848	48,951	48,766
Weighted average diluted Shares outstanding	48,889	49,019	49,207	49,368	49,100
Market Price					
High	$ 42.53	$ 44.68	$ 50.37	$ 55.86	$ 55.86
Low	$ 35.07	$ 32.83	$ 43.81	$ 47.98	$ 32.83

* *Total reflects rounding*

17. SUBSEQUENT EVENTS

Subsequent to the fiscal year ended August 3, 2013, the Company entered into a definitive agreement to acquire all of the equity interests of Trudeau Foods, LLC ("Trudeau Foods") from Trudeau Holdings, LLC, a portfolio company of Arbor Investments II, LP. Trudeau Foods is the largest Minnesota-based distributor of natural, organic and specialty food products and serves over 600 customer locations, including chain and independent grocers, wholesalers and meat markets in Minnesota, North Dakota, Wisconsin and Michigan's Upper Peninsula. Trudeau Foods carries a full range of fine-quality and specialty gourmet meats, frozen foods, dairy, bakery, deli, seafood and dry grocery items under a wide breadth of national, regional and private label brands.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of August 3, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control-Integrated Framework (1992 framework). Based on its assessment, our management concluded that, as of August 3, 2013, our internal control over financial reporting was effective based on those criteria at the reasonable assurance level.

Report of the Independent Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of August 3, 2013 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report which is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Changes in Internal Controls Over Financial Reporting

No change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)or 15d-15(f)) occurred during the fiscal quarter ended August 3, 2013 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained, in part, in our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on December 18, 2013 (the "2013 Proxy Statement") under the captions "Directors and Nominees for Director," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board of Directors—Audit Committee" and is incorporated herein by this reference. Pursuant to Item 401(b) of Regulation S-K, our executive officers are reported under the caption "Executive Officers of the Registrant" in Part I, Item I of this Annual Report on Form 10-K.

We have adopted a code of conduct and ethics that applies to our Chief Executive Officer, Chief Financial Officer, and employees within our finance, operations, and sales departments. Our code of conduct and ethics is publicly available on our website at www.unfi.com and is available free of charge by writing to United Natural Foods, Inc., 313 Iron Horse Way, Providence, Rhode Island 02908, Attn: Investor Relations. We intend to make any legally required disclosures regarding amendments to, or waivers of, the provisions of the code of conduct and ethics on our website at www.unfi.com. Please note that our website address is provided as an inactive textual reference only.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the 2013 Proxy Statement under the captions "Non-employee Director Compensation," "Executive Compensation", "Compensation Discussion and Analysis", "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee" and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained, in part, in the 2013 Proxy Statement under the caption "Stock Ownership of Certain Beneficial Owners and Management", and is incorporated herein by this reference.

The following table provides certain information with respect to equity awards under our equity compensation plans as of August 3, 2013.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Plans approved by stockholders . . .	1,156,806(1)	$37.25(1)	1,552,006(2)
Plans not approved by stockholders	129,627(3)	—(3)	—
Total	1,286,433	$37.25	1,552,006

(1) Includes 620,816 restricted stock units under the 2004 Equity Incentive Plan (the "2004 Plan"), 61,753 performance-based restricted stock units outstanding under the 2004 Plan, 116,794 stock options under the 2004 Plan, 338,143 stock options under the 2002 Stock Incentive Plan (the "2002 Plan") and 19,300 stock options under the 1996 Stock Option Plan (the "1996 Plan"). Restricted stock units and performance stock units do not have an exercise price because their value is dependent upon continued employment over a period of time or the achievement of certain performance goals, and are to be settled for shares of common stock. Accordingly, they have been disregarded for purposes of computing the weighted-average exercise price.

(2) Of these shares, 302,006 shares were available for issuance under the 2004 Plan and 1,250,000 shares were available for issuance under the 2012 Plan. The 2004 Plan and 2012 Plan authorize grants in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units or a combination thereof. The number of shares remaining available for future issuances assumes that, with respect to outstanding performance-based restricted stock units, the vesting criteria will be achieved at the target level.

(3) Consists of 129,627 phantom stock units outstanding under the United Natural Foods Inc. Deferred Compensation Plan. Phantom stock units do not have an exercise price because the units may be settled only for shares of common stock on a one-for-one basis at a future date as outlined in the plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the 2013 Proxy Statement under the caption "Certain Relationships and Related Transactions" and "Director Independence" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained in the 2013 Proxy Statement under the caption "Fees Paid to KPMG LLP" and is incorporated herein by this reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this Annual Report on Form 10-K.

1. *Financial Statements.* The Financial Statements listed in the Index to Financial Statements in Item 8 hereof are filed as part of this Annual Report on Form 10-K.

2. *Financial Statement Schedules.* All schedules have been omitted because they are either not required or the information required is included in our consolidated financial statements or the notes thereto included in Item 8 hereof.

3. *Exhibits.* The Exhibits listed in the Exhibit Index immediately preceding such Exhibits are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED NATURAL FOODS, INC.

/s/ MARK E. SHAMBER

Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Dated: October 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ STEVEN L. SPINNER Steven L. Spinner	President, Chief Executive Officer and Director (Principal Executive Officer)	October 1, 2013
/s/ MICHAEL S. FUNK Michael S. Funk	Chair of the Board	October 1, 2013
/s/ MARK E. SHAMBER Mark E. Shamber	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	October 1, 2013
/s/ GORDON D. BARKER Gordon D. Barker	Director	October 1, 2013
/s/ MARY ELIZABETH BURTON Mary Elizabeth Burton	Director	October 1, 2013
/s/ DENISE M. CLARK Denise M. Clark	Director	October 1, 2013
/s/ GAIL A. GRAHAM Gail A. Graham	Director	October 1, 2013
/s/ JAMES P. HEFFERNAN James P. Heffernan	Director	October 1, 2013
/s/ PETER ROY Peter Roy	Director	October 1, 2013
/s/ RICHARD J. SCHNIEDERS Richard J. Schnieders	Director	October 1, 2013

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp. (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 11, 2010 (File No. 1-15723)). (Pursuant to Item 601(b)(2) of Regulation S-K, the schedules and exhibits have been omitted from this filing.)
2.2	Amendment No 1., dated June 4, 2010, to the Asset Purchase Agreement dated May 10, 2010, by and among UNFI Canada, Inc., a subsidiary of the Registrant, with SunOpta Inc. and its wholly owned subsidiary, Drive Organics Corp. (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on June 10, 2010 (File No. 1-15723)).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 (File No. 1-15723)).
3.2	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2005 (File No. 1-15723)).
3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 28, 2006 (File No. 1-15723)).
3.4	Amended and Restated Bylaws of the Registrant, as amended on September 13, 2007 (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on September 19, 2007 (File No. 1-15723)).
4.1	Specimen Certificate for shares of Common Stock, $0.01 par value, of the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended August 1, 2009 (File No. 1-15723)).
10.1**	Amended and Restated Employee Stock Ownership Plan, effective March 1, 2004 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2004 (File No. 1-15723)).
10.2* **	Amendments No. 1 through 8 to Amended and Restated Employee Stock Ownership Plan.
10.3	Employee Stock Ownership Trust Loan Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and the Employee Stock Ownership Plan and Trust, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.4	Stock Pledge Agreement between the Employee Stock Ownership Trust and Steven Townsend, Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.5	Trust Agreement among Norman Cloutier, Steven Townsend, Daniel Atwood, Theodore Cloutier and Steven Townsend as Trustee, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).

Exhibit No.	Description
10.6	Guaranty Agreement between the Registrant and Steven Townsend as Trustee for Norman Cloutier, Steven Townsend, Daniel Atwood and Theodore Cloutier, dated November 1, 1988 (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-11349)).
10.7**	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000 (File No. 1-15723)).
10.8**	Amendment No. 1 to Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000 (File No. 1-15723)).
10.9**	Amendment No. 2 to Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Registrant's Definitive Proxy Statement for the year ended July 31, 2000 (File No. 1-15723)).
10.10**	2002 Stock Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2003 (File No. 1-15723)).
10.11**	United Natural Foods, Inc. Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on December 21, 2010 (File No. 1-15723)).
10.12**	Form of Restricted Stock Agreement, pursuant to the 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Registration Statement on Form S-8 POS (File No. 333-123462)).
10.13**	Form of Restricted Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010 (File No. 1-15723)).
10.14**	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010 (File No. 1-15723)).
10.15**	Form of Performance Share Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on March 18, 2011 (File No. 1-15723)).
10.16**	Form of Performance Share Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011 (File No. 1-15723)).
10.17**	Form of Performance Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011 (File No. 1-15723)).
10.18**	Form of Restricted Stock Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (Employee) (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).

Exhibit No.	Description
10.19**	Form of Restricted Stock Unit Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (Director) (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).
10.20**	Form of Non-Statutory Stock Option Award Agreement, pursuant to the 2002 Stock Incentive Plan (Employee) (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).
10.21**	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (Director) (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).
10.22**	Form of Non-Statutory Stock Option Award Agreement, pursuant to the Amended and Restated 2004 Equity Incentive Plan (Employee) (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).
10.23**	United Natural Foods, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on December 18, 2012 (File No. 1-15723)) (the "2012 Equity Plan").
10.24**	Form of Terms and Conditions of Grant of Non-Statutory Stock Options to Employee, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013 (File No. 1-15723)).
10.25**	Form of Terms and Conditions of Grant of Non-Statutory Stock Options to Director, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013 (File No. 1-15723)).
10.26**	Form of Terms and Conditions of Grant of Restricted Share Units to Employee, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013) (File No. 1-15723)).
10.27**	Form of Terms and Conditions of Grant of Restricted Share Units to Director, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013) (File No. 1-15723)).
10.28**	Form of Performance-Based Vesting Restricted Share Unit Award Agreement, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013) (File No. 1-15723)).
10.29**	Form of Performance-Based Vesting Restricted Share Award Agreement, pursuant to the 2012 Equity Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 26, 2013) (File No. 1-15723)).
10.30**	Fiscal 2013 Senior Management Cash Incentive Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 28, 2012 (File No. 1-15723)).
10.31* **	Fiscal 2014 Senior Management Cash Incentive Plan.

Exhibit No.	Description
10.32**	United Natural Foods, Inc. Deferred Compensation Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011 (File No. 1-15723)).
10.33**	United Natural Foods, Inc. Deferred Stock Plan (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 30, 2011(File No. 1-15723)).
10.34**	Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated August 27, 2008 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008(File No. 1-15723)).
10.35**	Amendment to Offer Letter between Steven L. Spinner, President and CEO, and the Registrant, dated August 27, 2008 to include application of Incentive Compensation Recoupment Policy of UNFI (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 (File No. 1-15723)).
10.36**	Severance Agreement between Steven L. Spinner, President and CEO, and the Registrant, effective as of September 16, 2008 (included within Exhibit 10.26, which is incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended November 1, 2008 (File No. 1-15723)).
10.37**	Form Indemnification Agreement for Directors and Officers (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended May 2, 2009 (File No. 1-15723)).
10.38*	Form of Modification of Indemnification Agreement.
10.39*	Revised Form Indemnification Agreement for Directors and Officers.
10.40**	Form of Change in Control Agreement between the Registrant and each of Mark Shamber and Joseph J. Traficanti (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010 (File No. 1-15723)).
10.41**	Form of Change in Control Agreement between the Registrant and each of Eric Dorne, Thomas Dziki, Sean Griffin, Thomas Grillea, David Matthews, Craig Smith, Christopher Testa and Donald McIntyre (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010 (File No. 1-15723)).
10.42**	Severance Agreement between the Registrant and each of Eric Dorne, Michael Funk, Thomas Dziki, Sean Griffin, Thomas Grillea, David Matthews, Craig Smith, Christopher Testa, Donald McIntyre, Mark Shamber and Joseph J. Traficanti (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on April 7, 2008 (File No. 1-15723)).
10.43	Real Estate Term Notes between the Registrant and City National Bank, dated April 28, 2000 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2000 (File No. 1-15723)).
10.44+	Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective September 26, 2006 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 28, 2006 (File No. 1-15723)).

Exhibit No.	Description
10.45+	Amendment to Distribution Agreement between the Registrant and Whole Foods Market Distribution, Inc., effective June 2, 2010 (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended July 31, 2010 (File No. 1-15723)).
10.46+	Amendment to Distribution Agreement between the Registrant and Whole Foods Distribution effective October 11, 2010 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010 (File No. 1-15723)).
10.47	Second Amended and Restated Loan and Security Agreement dated May 24, 2012, by and among United Natural Foods, Inc., United Natural Foods West, Inc., United Natural Trading Co. and UNFI Canada, Inc. as Borrowers, the Lenders party thereto, Bank of America, N.A. as Administrative Agent for the Lenders, Bank of America, N.A. (acting through its Canada branch), as Canadian Agent for the Lenders and the other parties thereto (incorporated by reference to the Registrant's Current Report on Form 8-K, filed on May 31, 2012 (File No. 1-15723)).
21*	Subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	The following materials from the United Natural Foods, Inc.'s Annual Report on Form 10-K for the fiscal year ended August 3, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets, (ii) Condensed Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Condensed Consolidated Statement of Stockholders' Equity, (v) Condensed Consolidated Statements of Cash Flows, and (vi) Notes to Condensed Consolidated Financial Statements.

* Filed herewith.

** Denotes a management contract or compensatory plan or arrangement.

\+ Certain confidential portions of this exhibit were omitted by means of redacting a portion of the text. This exhibit has been filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION/FORMATION
United Natural Foods West, Inc.	California
Natural Retail Group, Inc. d/b/a Earth Origins Market	Delaware
Albert's Organics, Inc.	California
UNFI Canada, Inc.	Canada
Blue Marble Brands, LLC	Delaware
United Natural Trading, LLC d/b/a Woodstock Farms Manufacturing	Delaware
United Natural Transportation, Inc.	Delaware
Springfield Development Corp LLC	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
United Natural Foods, Inc. and subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-161845, 333-161884, 333-19947, 333-19949, 333-71673, 333-56652, 333-106217, 333-123462, and 333-185637) on Form S-8 of United Natural Foods, Inc. of our report dated October 1, 2013, with respect to the consolidated balance sheets of United Natural Foods, Inc. and subsidiaries as of August 3, 2013 and July 28, 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 3, 2013, and the effectiveness of internal control over financial reporting as of August 3, 2013, which report appears in the August 3, 2013 annual report on Form 10-K of United Natural Foods, Inc.

KPMG LLP

Providence, Rhode Island
October 1, 2013

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Steven L. Spinner certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

October 1, 2013

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark E. Shamber certify that:

1. I have reviewed this annual report on Form 10-K of United Natural Foods, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

October 1, 2013

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Executive Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended August 3, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ STEVEN L. SPINNER

Steven L. Spinner
Chief Executive Officer

October 1, 2013

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, in his capacity as the Chief Financial Officer of United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby certifies that the Annual Report of the Company on Form 10-K for the period ended August 3, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ MARK E. SHAMBER

Mark E. Shamber
Chief Financial Officer

October 1, 2013

Note: A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.


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DIRECTORS, EXECUTIVES AND LEADERSHIP TEAM

Executive Officers

Steven L. Spinner
President and Chief Executive Officer

Eric A. Dorne
Senior Vice President,
Chief Information Officer

Thomas A. Dziki
Senior Vice President,
Chief Human Resource and
Sustainability Officer

Sean F. Griffin
Senior Vice President, Group President

Thomas J. Grillea
President of Earth Origins Market
and Select Nutrition Distributors

David A. Matthews
Senior Vice President,
National Sales,
President of UNFI International

Donald P. McIntyre
Senior Vice President,
National Supply Chain and Strategy

Mark E. Shamber
Senior Vice President,
Chief Financial Officer and Treasurer

Craig H. Smith
Senior Vice President,
National Sales and Service

Christopher P. Testa
President of Woodstock Farms
Manufacturing and Blue Marble Brands

Joseph J. Traficanti
Senior Vice President, General Counsel,
Chief Compliance Officer

Board of Directors

Michael S. Funk
Chairman of the Board

Gordon D. Barker
Lead Independent Director

Steven L. Spinner
President, Chief Executive Officer

Ann Torre Bates
Director

Mary Elizabeth Burton
Director

Denise M. Clark
Director

Gail A. Graham
Director

James P. Heffernan
Director

Peter A. Roy
Director

Richard J. Schnieders
Director

Leadership Team

Scott Dennis
President of Albert's Organics

Corporate Address

United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

Independent Registered Public Accounting Firm

KPMG LLP
100 Westminster Street, Suite 6A
Providence, RI 02903

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place South, 8th Floor
New York, NY 10004

General Counsel

Joseph J. Traficanti
United Natural Foods, Inc.
(401) 528-8634

SEC Counsel

Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, TN 37201
(615) 742-6200

Investor Relations

ICR
Katie Turner
(646) 277-1228

Mark E. Shamber
Chief Financial Officer
United Natural Foods, Inc.
(401) 528-8634


SEC MAIL PROCESSING
RECEIVED
NOV 06 2013
WASH, D.C.
193
SECTION

ABOUT UNITED NATURAL FOODS

United Natural Foods, Inc. carries and distributes more than 65,000 products to more than 31,000 customer locations throughout the United States and Canada. The Company serves a wide variety of retail formats including conventional supermarket chains, natural product superstores, independent retail operators and the food service channel. United Natural Foods, Inc. was ranked by Fortune in 2006 - 2010 as one of its *"Most Admired Companies"* and in 2012 as one of its *"Most Admired American Companies"*, winner of the Supermarket News 2008 Sustainability Excellence Award, recognized by the Nutrition Business Journal for its 2009 Environment and Sustainability Award, and chosen by Food Logistics Magazine as one of its 2012 Top 20 Green Providers.

For more information on United Natural Foods, Inc., visit the Company's website at www.unfi.com.

STOCKHOLDER INFORMATION

Form 10-K/Investor Contact

A copy of United Natural Foods' Form 10-K, as filed with the Securities and Exchange Commission (but excluding exhibits) is available without charge to stockholders upon written request. These requests, and other investor inquiries, should be directed to Carrie Walker, Corporate Assistant Secretary, at the Company's corporate address below. Exhibits will be provided upon written request to Ms. Walker and payment of an appropriate processing fee.

Annual Meeting

The annual meeting of stockholders of United Natural Foods, Inc. will be held on Wednesday, December 18, 2013 at 11:00 a.m. eastern standard time at the Providence Marriott Downtown at 1 Orms Street, Providence, Rhode Island 02904 and on the internet through a virtual web conference at www.virtualshareholdermeeting.com/unfi2013. Stockholders of record as of October 21, 2013 will be entitled to vote at this meeting.